Form 10-K, Exhibit 13
period 1995-04-30
SCHEIB EARL INC
filed 1995-07-28
CIK 87196

Earl Scheib, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

===============================================================================
                                                Year ended April 30,
                                           1995          1994         1993
- -------------------------------------------------------------------------------
NET SALES                               $47,288,000  $ 48,492,000  $53,648,000
 Cost of Sales                           37,705,000    38,351,000   40,748,000
- -------------------------------------------------------------------------------
GROSS PROFIT                              9,583,000    10,141,000   12,900,000
 Selling and administrative expense      12,722,000    13,284,000   13,799,000
 Restructuring charge (Note 2)            4,287,000             -            -
- -------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                  (7,426,000)   (3,143,000)    (899,000)
 Other Income:
  Gain on postretirement medical plan
   (Note 9)                                  82,000       178,000            -
  Gain on sale of marketable securities           -             -      178,000
  Gain on sales of real properties           84,000             -      188,000
  Interest income                           282,000       258,000      494,000
- -------------------------------------------------------------------------------
LOSS BEFORE INCOME TAX BENEFIT           (6,978,000)   (2,707,000)     (39,000)
 Income tax benefit (Note 3)             (1,425,000)     (880,000)     (10,000)
- -------------------------------------------------------------------------------
LOSS BEFORE CUMULATIVE EFFECT OF
 CHANGES IN ACCOUNTING PRINCIPLES        (5,553,000)   (1,827,000)     (29,000)
- -------------------------------------------------------------------------------
 CUMULATIVE EFFECT ON PRIOR YEARS OF
  CHANGE IN ACCOUNTING FOR INCOME TAXES
  (NOTES 1 AND 3)                                 -             -      244,000
 CUMULATIVE EFFECT ON PRIOR YEARS OF
  CHANGE IN ACCOUNTING FOR
  POSTRETIREMENT MEDICAL BENEFITS, LESS
  INCOME TAX BENEFIT OF $167,000 (NOTES
  1, 3 AND 9)                                     -             -     (325,000)
- -------------------------------------------------------------------------------
NET LOSS                                $(5,553,000) $ (1,827,000) $  (110,000)
===============================================================================
NET LOSS PER SHARE: (NOTE 4)
 Loss before cumulative effect of
  changes in accounting principles      $     (1.22) $       (.40) $         -
 Cumulative effect on prior years of
  changes in accounting principles                -             -         (.02)
- -------------------------------------------------------------------------------
NET LOSS PER SHARE                      $     (1.22) $       (.40) $      (.02)
===============================================================================

See accompanying notes to consolidated financial statements.

Earl Scheib, Inc.
CONSOLIDATED BALANCE SHEETS

================================================================================
                                                               April 30,
                                                         1995           1994
- --------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                            $ 3,417,000    $ 4,288,000
 Marketable securities                                          -      1,648,000
 Refundable income taxes                                  990,000      1,169,000
 Accounts receivable                                      186,000        760,000
 Inventories (Note 5)                                   1,412,000      1,623,000
 Prepaid expenses                                       1,358,000      1,816,000
 Deferred income taxes (Note 3)                         1,788,000      1,067,000
 Property held for sale (Note 2)                        3,642,000              -
- --------------------------------------------------------------------------------
   Total Current Assets                                12,793,000     12,371,000
PROPERTY AND EQUIPMENT, less accumulated
 depreciation and amortization (Note 6)                14,868,000     19,409,000
OTHER, primarily cash surrender value of life
 insurance (Notes 3 and 9)                              1,841,000      2,346,000
- --------------------------------------------------------------------------------
                                                      $29,502,000    $34,126,000
================================================================================
LIABILITIES
CURRENT LIABILITIES:
 Accounts payable                                     $ 1,011,000    $ 1,079,000
 Accrued expenses:
  Insurance                                             2,673,000      3,537,000
  Compensation                                            800,000      1,168,000
  Restructuring (Note 2)                                2,171,000              -
  Other                                                 2,086,000      2,167,000
- --------------------------------------------------------------------------------
   Total Current Liabilities                            8,741,000      7,951,000
DEFERRED MANAGEMENT COMPENSATION (NOTE 9)               3,340,000      3,046,000
DEFERRED POSTRETIREMENT MEDICAL BENEFITS (NOTES 1
 AND 9)                                                   260,000        438,000
COMMITMENTS AND CONTINGENCIES (NOTES 7, 9, 10
 AND 11)
STOCKHOLDERS' EQUITY
CAPITAL STOCK $1 par - shares authorized 12,000,000;
 issued and outstanding 4,568,000 and 4,563,000;
 reserved for stock options 1,023,000 (Note 8)          4,568,000      4,563,000
ADDITIONAL PAID-IN CAPITAL                              5,522,000      5,504,000
RETAINED EARNINGS                                       7,071,000     12,624,000
- --------------------------------------------------------------------------------
   Total Stockholders' Equity                          17,161,000     22,691,000
- --------------------------------------------------------------------------------
                                                      $29,502,000    $34,126,000
================================================================================

See accompanying notes to consolidated financial statements.

Earl Scheib, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

===================================================================================
                        Capital Stock, $1 Par
                        ---------------------  Additional
                          Shares                Paid-in    Retained
                        Outstanding   Amount    Capital    Earnings       Total
- -----------------------------------------------------------------------------------
BALANCE MAY 1, 1992      4,563,000  $4,563,000 $5,504,000 $15,793,000  $25,860,000
 Net loss for the year                                       (110,000)    (110,000)
 Cash dividend - $.18
  per share                                                  (821,000)    (821,000)
- -----------------------------------------------------------------------------------
BALANCE APRIL 30, 1993   4,563,000   4,563,000  5,504,000  14,862,000   24,929,000
 Net loss for the year                                     (1,827,000)  (1,827,000)
 Cash dividend - $.09
  per share                                                  (411,000)    (411,000)
- -----------------------------------------------------------------------------------
BALANCE APRIL 30, 1994   4,563,000   4,563,000  5,504,000  12,624,000   22,691,000
 Net loss for the year                                     (5,553,000)  (5,553,000)
 Stock issued under
  stock option plan          5,000       5,000     18,000                   23,000
- -----------------------------------------------------------------------------------
BALANCE APRIL 30, 1995   4,568,000  $4,568,000 $5,522,000 $ 7,071,000  $17,161,000
===================================================================================

See accompanying notes to consolidated financial statements.

Earl Scheib, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

==============================================================================================
 Increase (decrease) in cash and cash equivalents               Year ended April 30,
                                                           1995         1994         1993
- ----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                               $(5,553,000) $(1,827,000) $  (110,000)
 Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
  Gain on postretirement medical plan                      (226,000)    (178,000)           -
  Gain on sale of marketable securities                           -            -     (178,000)
  Write-down of assets--closed shops                        581,000            -            -
  Gain on sale of real properties                          (139,000)           -     (188,000)
  Depreciation                                            1,043,000    1,168,000    1,187,000
  Deferred income taxes                                    (814,000)     (31,000)    (560,000)
  Deferred management compensation                          294,000      429,000      557,000
  Postretirement medical benefits                            48,000       55,000       69,000
  Cumulative effect of accounting changes                         -            -      248,000
  Increase (decrease) from changes in:
     Refundable income taxes                                179,000     (469,000)    (700,000)
     Accounts receivable                                    574,000     (174,000)      54,000
     Inventories                                            211,000     (243,000)    (168,000)
     Prepaid expenses                                       458,000      149,000     (118,000)
     Accounts payable and accrued expenses                  790,000    1,316,000     (215,000)
- ----------------------------------------------------------------------------------------------
 Net cash provided by (used in) operating activities     (2,554,000)     195,000     (122,000)
- ----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital Expenditures                                      (929,000)  (1,155,000)  (1,382,000)
 Proceeds from sales of property and equipment              343,000      240,000      277,000
 Reduction (investment) in marketable securities          1,648,000       (8,000)   4,051,000
 (Increase) decrease in cash surrender value of
    life insurance                                          533,000       47,000     (497,000)
 Other                                                       65,000       22,000       (2,000)
- ----------------------------------------------------------------------------------------------
 Net cash provided by (used in) operating activities      1,660,000     (854,000)   2,447,000
- ----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends paid                                                   -     (411,000)    (821,000)
 Stock options exercised                                     23,000            -            -
- ----------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (871,000)  (1,070,000)   1,504,000
Cash and Cash Equivalents, at beginning of year           4,288,000    5,358,000    3,854,000
- ----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, AT END OF YEAR               $ 3,417,000  $ 4,288,000  $ 5,358,000
==============================================================================================

SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING AND INVESTING ACTIVITIES:
 The Company sold two properties during fiscal 1993 in exchange for notes receivable totaling $269,000.
===============================================================================
See accompanying notes to consolidated financial statements.

Earl Scheib, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- --------------------------------------------------------------------------------

Principles of Consolidation
    The consolidated financial statements of Earl Scheib, Inc. (the "Company") include those of the Company and its wholly-owned subsidiaries. All intercompany accounts, transactions and profits are eliminated.

Business
    The Company operates a chain of Company-operated auto paint centers throughout the United States which offer auto painting and light body and fender repair services.

Change in Accounting Principles
    Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" requires adjustment of previously deferred income taxes for changes in tax rates under the liability method. The Company chose to reflect the cumulative effect of adopting the pronouncement as a change in accounting principle at the beginning of the year ended April 30, 1993 with a credit to earnings of $244,000 or $.05 per share. This credit represents the adjustment of net deferred tax assets and liabilities from tax rates in effect when they arose to current statutory tax rates.
    Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" requires that the expected cost of retiree health benefits be charged to expense during the years that the employees render service. In adopting the Statement, the Company recorded a one-time, non-cash charge against earnings of $325,000 after taxes, or $.07 per share, in the fiscal year ended April 30, 1993. This adjustment represents the discounted present value of expected future retiree health benefits attributed to employees' service rendered prior to May 1, 1992. Postretirement medical benefits expense for the fiscal years ended April 30, 1995, 1994 and 1993 amounted to $48,000, $55,000 and $69,000.

Cash and Cash Equivalents
    Cash equivalents are stated at cost, which approximates market value. The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents while those having maturities in excess of three months are classified as marketable securities.

Inventories
    Inventories, which are composed of auto paint center supplies and materials, are stated at last-in, first-out (LIFO) cost method, not in excess of market.

Property and Equipment
    Property and equipment are stated at cost. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes.
    Property and equipment includes equipment held by the service and supply subsidiary for sale to the auto paint center subsidiaries. It is the policy of the Company not to depreciate this equipment until it is transferred to an auto paint center for use.

Start-up Costs
    Expenses associated with the opening of new auto paint centers has been expensed as incurred. Expenses now being incurred to renovate the centers will be capitalized and depreciated over the life of the assets.

Income Taxes
    Deferred income taxes are provided on the difference in earnings determined for tax and financial reporting purposes. When a Company records a deferred tax asset whose realization depends on generating future taxable income, Statement of Accounting Standards No. 109 requires that it be more likely than not that the Company's future taxable income will be sufficient for realization of the tax asset. Although the Company has experienced net losses in recent years, generating a net operating loss carryforward, management believes that the Company can generate future taxable income sufficient to realize the deferred tax asset due to the Company's long history of taxable earnings. At this time it is not considered feasible by management to estimate the results of operations over the next five years and beyond. At April 30, 1995, the net deferred tax asset amounted to approximately $1.8 million (net of a $1.0 million valuation allowance). The valuation allowance was provided since management could not determine that it was more likely than not that the net deferred tax asset would be realized in full. Management expects net decreases in net deferred tax assets during fiscal 1996 and 1997 of $0.5 million and $0.2 million. These decreases result primarily from restructuring charges that were not previously deductible for tax purposes. Such deductions will be offset by anticipated gains on the sales of real properties held for sale. The remaining portion of the deferred tax assets will not begin to be realized for approximately ten years. In addition to the properties held for sale, the Company owns a substantial number of unencumbered properties (approximately one-half of its operating centers, its Company headquarters and its factory and warehouse) many of which were purchased years

Earl Scheib, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
ago, which management believes would likely result in a gain if the properties were to be sold. Should the Company's taxable income not be sufficient in any one year to realize any reduction in deferred tax assets, one or more properties could be sold at a gain to realize the tax asset.

Environmental Costs
    The Company accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated. Ongoing environmental compliance costs are expensed as incurred.

Insurance
    The Company is insured for workers compensation claims expense through a risk retention program. The Company accrues for the estimated risk expense and remits payment to the Company's insurer as claims are paid by the insurer. Unfunded accruals are secured by stand-by letters of credit issued by the Company's bank.

- --------------------------------------------------------------------------------
 2. RESTRUCTURING CHARGES
- --------------------------------------------------------------------------------

    In November 1994 management of the Company was restructured with the resignation of Donald Scheib as President and Chief Executive Officer and his appointment as Chairman of the Board. Mr. Daniel Seigel was hired as President and Chief Executive Officer and elected to the Company's Board of Directors. In March 1995, management was further restructured with the resignation of the three vice presidents of operations. These three officer positions were combined into one Executive Vice President and Chief Operating Officer position held by Christian Bement, who had joined the Company in January 1995.
    During the fiscal year ended April 30, 1995 ("1995") the Company evaluated its operations with the intent to reduce operating costs, restructure management and focus resources on profitable operations. The Company closed 84 unprofitable auto paint centers, located primarily in the Midwestern and Eastern United States, and eliminated certain executive and management personnel.
    32 of the closed auto paint centers were company-owned real properties. During 1995 the Company sold 6 real properties, 3 of which were closed prior to the restructuring at a net capital gain of $84,000, and 3 which were sold subsequent to the restructuring at a net capital gain of $55,000. The net book value of the remaining 29 properties is listed in the accompanying balance sheet under the caption "Property held for sale".
    The Company recorded a pre-tax charge of $4,287,000 at April 30, 1995 to provide for the costs associated with the restructuring plan. The type and amount of restructuring costs and the liabilities remaining at April 30, 1995 as reported in the consolidated statements of operations and balance sheets are as follows:

                                                Restructuring Restructuring
Cost of Operations Closed                           Costs      Liabilities
- -------------------------                       ------------- -------------
Lease termination costs                          $1,556,000    $  813,000
Write down of property and equipment to net
 realizable value                                   591,000             -
Salaries and benefits for terminated employees      355,000       374,000
Repairs and maintenance                             338,000       263,000
Property taxes                                      333,000       353,000
Warranty repairs                                    327,000       285,000
Utilities                                           265,000        35,000
All other costs                                     522,000        48,000
                                                 ----------    ----------
                                                 $4,287,000    $2,171,000
================================================================================

    The revenue and net operating loss from the activities that will not be continued from shops that have been closed are as follows:

                                          1995         1994         1993
                                       -----------  -----------  -----------
Sales                                  $ 8,588,000  $12,911,000  $14,318,000
Operating loss                          (1,539,000)  (2,690,000)  (1,513,000)
================================================================================

Earl Scheib, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
 3. TAXES ON INCOME
- --------------------------------------------------------------------------------
    The Company and its subsidiaries file a consolidated federal income tax return. The difference between the statutory federal income tax rate and the effective tax rate reported in the financial statements results primarily from a valuation allowance of $973,000 and state income taxes of $66,000 in 1995, and results primarily from state income taxes in 1994 and 1993. Income taxes paid during the fiscal years ended April 30, 1995, 1994 and 1993 were $549,000, $245,000 and $1,511,000.

The components of income taxes are as follows:

                              1995        1994       1993
                           -----------  ---------  ---------
Current:
 Federal                   $  (500,000) $(978,000) $ 263,000
 State                          66,000    129,000    120,000
                           -----------  ---------  ---------
                              (434,000)  (849,000)   383,000
Deferred                      (991,000)   (31,000)  (560,000)
                           -----------  ---------  ---------
Total income tax benefits  $(1,425,000) $(880,000) $(177,000)
=============================================================

    Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences and the related tax effect of each are as follows:

                                    1995        1994       1993
                                 -----------  ---------  ---------
Depreciation                     $   (51,000) $ (67,000) $ (64,000)
Accrued insurance                   ( 82,000)   180,000   (196,000)
Deferred compensation               (103,000)  (145,000)  (189,000)
Postretirement medical benefits       60,000     42,000   (191,000)
Tax free property exchanges                -    (42,000)    42,000
Restructuring reserves              (738,000)         -          -
Net operating loss                (1,050,000)         -          -
Other                                      -      1,000     38,000
Valuation allowance                  973,000          -          -
                                 -----------  ---------  ---------
Deferred income taxes            $  (991,000) $ (31,000) $(560,000)
===================================================================

    At April 30, 1995, net current deferred income tax assets and net long term deferred income tax assets (which are included in Other Assets in 1995 on the Balance Sheet) are comprised of the following:

                                                         1995         1994
                                                      -----------  ----------
DEFERRED INCOME TAX ASSETS - CURRENT
 Accrued insurance                                    $ 1,050,000  $1,067,000
 Restructuring charges                                    738,000           -
                                                      -----------  ----------
                                                      $ 1,788,000  $1,067,000
                                                      ===========  ==========
DEFERRED INCOME TAX ASSETS (LIABILITIES) - LONG TERM
 Depreciation                                         $  (675,000) $ (726,000)
 Postretirement medical benefits                           88,000     149,000
 Deferred compensation                                  1,074,000   1,033,000
 Sale or exchange of property                            (264,000)   (264,000)
 Net operating loss                                     1,050,000           -
 Valuation allowance                                    ( 973,000)          -
                                                      -----------  ----------
 Net long term deferred tax asset                     $   300,000  $  192,000
=============================================================================

- --------------------------------------------------------------------------------
 4. EARNINGS PER SHARE
- --------------------------------------------------------------------------------
    Earnings per share are based on 4,564,000 shares of capital stock outstanding in 1995 and 4,563,000 shares in both 1994 and 1993.

Earl Scheib, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
 5. INVENTORIES
- --------------------------------------------------------------------------------
    Inventories consist of the following:

                                                          1995       1994
                                                       ---------- ----------
Finished goods                                         $1,040,000 $1,407,000
Raw materials                                             372,000    216,000
                                                       ---------- ----------
Total                                                  $1,412,000 $1,623,000
============================================================================

    If the first-in, first-out (FIFO) cost method had been used, inventories would have been $568,000 and $623,000 higher than reported at April 30, 1995 and 1994.


- --------------------------------------------------------------------------------
 6. PROPERTY AND EQUIPMENT
- --------------------------------------------------------------------------------
    Property and equipment consist of the following:

                                                                   Estimated
                                            1995        1994     Useful Lives
                                         ----------- ----------- -------------
Land                                     $ 6,433,000 $ 8,886,000
Buildings and building improvements       10,822,000  13,960,000    8-33 years
Machinery and equipment                    3,777,000   5,073,000    3-10 years
Automotive equipment                         244,000     410,000     2-4 years
Office furniture and equipment             1,126,000   1,123,000    3-10 years
Leasehold improvements                     2,419,000   2,694,000 Life of Lease
                                         ----------- -----------
                                          24,821,000  32,146,000
Less accumulated depreciation and amor-
 tization                                  9,953,000  12,737,000
                                         ----------- -----------
Net property and equipment               $14,868,000 $19,409,000
==============================================================================

See Note 2 regarding Property held for sale

- --------------------------------------------------------------------------------
 7. LEASES
- --------------------------------------------------------------------------------
    The Company leases approximately one-half of its auto paint centers. Management expects that in the normal course of business such leases will be renewed or replaced by other leases. Certain lease agreements contain renewal and/or purchase options. Rent expense during the fiscal years ended April 30, 1995, 1994 and 1993 was $4,656,000, $4,265,000 and $4,389,000. Following is a
schedule, by years, of the future minimum lease commitments as of April 30, 1995.

Year ending April 30:
1996                                                                  $2,795,000
1997                                                                   2,260,000
1998                                                                   1,451,000
1999                                                                     771,000
2000                                                                     472,000
Thereafter                                                               883,000
                                                                      ----------
Total minimum lease payments                                          $8,632,000
================================================================================

- --------------------------------------------------------------------------------
 8. STOCK OPTIONS
- --------------------------------------------------------------------------------
    In 1982, the Company adopted an Incentive Stock Option Plan for the granting of options to purchase up to an aggregate of 400,000 shares of the Company's capital stock to full-time employees at the fair market value of the stock on the date of the grant. The options may be exercised six months after the date of grant and expire ten years from the date of grant. This plan expired in March 1992 and, accordingly, no further options may be granted under the plan.
    In August 1994 the Company's Stockholders approved two non-qualified stock option plans: one plan allows for the granting of options to purchase up to an aggregate of 100,000 shares of the Company's capital stock to non-employee directors of the Company and a second plan allows for the granting of options to purchase up to an aggregate of 300,000 shares of the Company's capital stock to certain full-time employees of the Company. Both plans require that the price of the shares underlying the option granted be no less than the fair market value of the shares on the date of the grant. Options granted vest 50% two years after the date of grant, 75% three years after the date of grant and 100% four years after the date of grant.

Earl Scheib, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
    In November 1994, the Company granted a stock option to purchase 400,000 shares of the Company's capital stock to Daniel A. Seigel. The options become vested and exercisable in a 50% installment on the first anniversary following the date of grant and in 12.5% installments on each quarter following the first anniversary of the date of grant. The exercise prices are as follows: $5.00 for the period 11/15/94 - 11/30/95; $5.50 for the period 12/01/95 - 11/30/96; $6.00 for the period 12/01/96 - 11/15/97; $6.50 for the period 11/16/97 - 11/15/98;
$7.00 for period 11/16/98 - 11/15/99.
    In January 1995, the Company granted a stock option to purchase 200,000 shares of the Company's capital stock to Christian Bement. The options were granted at fair market value on the date of grant or higher and are exercisable 50% on January 10, 1996 and in additional installments of 12 1/2% on each of April 10, 1996; July 10, 1996; October 10, 1996 and January 10, 1997. The
exercise price ranges from $5.50 to $9.00 per share depending upon the time period during which the options are exercised.
    The following table summarizes stock option transactions:

                                                         Number of Option price
                                                          Shares     per share
                                                         --------- -------------
Outstanding May 1, 1993                                    46,000  $11.23-$12.35
Granted                                                         -
Exercised                                                       -
                                                          -------  -------------
Outstanding April 30, 1994                                 46,000  $11.23-$12.35
Granted                                                   932,000  $ 4.50-$ 9.00
Exercised                                                  (5,000) $ 4.50
Canceled                                                  (58,000) $ 4.50-$11.35
                                                          -------  -------------
Outstanding April 30, 1995                                915,000  $ 4.50-$12.35
================================================================================

                                                         APRIL 30    April 30
                                                           1995        1994
                                                         --------- -------------
Shares exercisable                                         28,000         46,000
Shares available for grant at end of year                 108,000            -0-
================================================================================

- --------------------------------------------------------------------------------
 9. DEFERRED MANAGEMENT COMPENSATION
- --------------------------------------------------------------------------------
    In March 1987, the Company adopted a non-qualified supplemental compensation plan for certain key management employees which will provide benefits to employees at retirement. To fund benefits payable under the plan, the Company purchased insurance contracts on the lives of covered employees. During the fiscal year ended April 30, 1995, the Company surrendered policies on 4 employees who terminated prior to retirement. As a result, the Company collected $1,053,000, representing the then cash surrender value of those policies. The cash surrender value of the remaining policies at April 30, 1995 amounted to $1,341,000, which represents the funded portion of deferred management compensation as of April 30, 1995. The plan requires employees to share in the cost of the plan and permits employees to defer a portion of their compensation for that purpose. Deferred compensation expense for the fiscal years ended April 30, 1995, 1994 and 1993 amounted to $156,000, $220,000 and
$372,000.
    The non-qualified supplemental compensation plan provides postretirement health benefits to plan participants, as specified by the plan. The following table sets forth the health benefit plan's combined funded status reconciled with the amount shown in the Company's Balance Sheet at April 30, 1995.

                                                           1995       1994
                                                         ---------  ---------
   ACCRUED POSTRETIREMENT BENEFIT OBLIGATION, BEGINNING
    OF THE YEAR                                          $ 438,000  $ 561,000
   Service cost - benefits attributed to employee
    service during the year                              $  18,000     20,000
   Interest cost on the accumulated postretirement
    benefit obligation                                      30,000     35,000
   Recognition of actuarial gain resulting from a
    decrease in the number of plan participants
    ($144,000 and $53,000) lower health care cost trend
    rates ($47,000 and $125,000) and changes in the
    assumed discount rates ($35,000 and 0).               (226,000)  (178,000)
                                                         ---------  ---------
   NET PERIODIC POSTRETIREMENT BENEFIT REDUCTION         $(178,000) $(123,000)
                                                         ---------  ---------
   ACCRUED POSTRETIREMENT BENEFIT OBLIGATION, END OF
    YEAR                                                 $ 260,000  $ 438,000
                                                         =========  =========

Earl Scheib, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
    For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for the fiscal year ended April 30, 1995 for pre-age 65 benefits while an 11% annual rate of increase was assumed for post-age 65 benefits; the rates were assumed to decrease gradually to 5% by the year 2008 and remain at that level thereafter. The health care cost trend rate has a significant effect on the amounts reported. To illustrate, increasing the health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of April 30, 1995 by a total of $34,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by a total of $7,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8% as of May 1, 1995 and 7% at April 30, 1994. In Fiscal 1995 the $226,000 actuarial gain was included in the Statement of Operations as follows: $144,000 in restructuring charges and $82,000 as gain on postretirement medical plan.

- --------------------------------------------------------------------------------
10. LITIGATION
- --------------------------------------------------------------------------------

    The Company is one of numerous parties which entered into a consent decree with the United States Environmental Protection Agency ("US E.P.A") to clean-up a landfill site under the United States Superfund statute. The Company's insurance carrier is representing the Company in this matter under a reservation of rights. The Company's proportionate share of the estimated clean-up cost is $711,000 which the Company has recorded and funded.
    The Company is one of several defendants in a lawsuit filed by a municipality seeking contribution from the defendant for clean-up of a municipal Superfund landfill site operated by the municipality. The Company's insurance carrier is defending the Company in this matter under a reservation of rights. The parties reached a tentative settlement agreement of $86,000 in June 1995 which the Company has accrued as of April 30, 1995.
    The Company has been designated as a potentially responsible party by the US E.P.A. under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and by certain states under applicable state laws, with respect to the cleanup of hazardous substances at several landfill sites. The Company's involvement relates to its use of private or municipal rubbish services for alleged disposal of the Company's auto paint center trash at the landfills in the normal conduct of its business. The Company cannot predict with certainty the total costs relating to cleanup at these sites nor the Company's share of the cost. However, based upon, among other things, its previous experience with respect to its proportionate share of cleanup costs at other hazardous landfill sites, the Company has accrued $150,000 at April 30, 1995 which represents its current estimate of the Company's probable liability.
    The Company is involved in several other legal proceedings, claims and liabilities including federal and state occupational safety and health administration matters and environmental matters which arise in the ordinary course of its business. Management believes that the amount of ultimate liability with respect to these matters should not materially affect the Company's financial position.

- --------------------------------------------------------------------------------
11. COMMITMENTS
- --------------------------------------------------------------------------------

    The Company changed banks in February 1995 and entered into a loan agreement with its new bank to refinance a letter of credit facility under which the bank issued approximately $4,737,000 in standby letters of credit to replace those issued by the Company's prior bank. The letters of credit are issued in favor of the Company's workers compensation insurance carrier to secure the unfunded portion of estimated deferred workers' compensation insurance premiums. The loan agreement requires the Company to maintain certain financial covenants including minimum working capital, cash and cash equivalent balances, net worth and debt to equity ratios. The Company was not in compliance with one of the financial covenants at April 30, 1995, but received a waiver from the bank.
    The Estate of Earl A. Scheib ("Estate"), which, as of April 30, 1995, was the owner of 1,299,684 shares of the capital stock of the Company ("Shares") obtained a loan in November 1993 ("Original Loan") in the principal amount of $3,500,000 from a bank ("Original Bank") pursuant to a credit agreement ("Credit Agreement") to fund state and federal tax payments. The Estate executed a Stock Pledge Agreement ("Original Stock Pledge Agreement") with the Original Bank whereby the Estate pledged the Shares to the Original Bank to secure the Original Loan. As part of the transaction, the Company executed agreements with the Original Bank and with the Estate whereby the Original Bank had the right to "put" the Original Loan to the Company pursuant to a Put, Call and Registration Rights Agreement ("Original Put Agreement") upon a default in the Credit Agreement which included, among other things, a failure by the Company to maintain certain financial covenants including working capital, and cash and cash equivalent balances at fiscal quarter measurement dates, or should the value of the collateral pledged to the bank drop to $3.50 per share or less. Since the Credit Agreement is secured by a pledge of the Shares, if the Company acquired the Original Loan it also acquired the Shares as security. The Company received a fee of $18,750 from the Estate each quarter the Original Loan was outstanding. In addition, as further security, the Estate granted the Company a lien on a parcel of real property ("Real Property") owned by the Estate which is under a contract for sale at the purchase price of $3,650,000.
    On February 16, 1995, the Estate obtained a new loan ("New Loan") from a new bank ("New Bank") for $3,000,000, having previously paid $500,000 to the Original Bank. The Estate also executed a new Stock Pledge Agreement ("New Stock Pledge Agreement") in favor of the New Bank upon terms substantially identical to the Original Stock Pledge Agreement. The proceeds from the New Loan were used to pay off the amount then due under the Original Loan. Concurrent therewith, the Company executed

Earl Scheib, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
a new Put Agreement ("New Put Agreement") in favor of the New Bank whose terms are substantially identical to the Original Put Agreement. The Estate exercised its registration rights under the Original Put Agreement and the Estate's
Shares have been registered under the Securities Act of 1993, as amended. The terms of the New Loan require the Estate to make a principal reduction payment in the amount of $1,000,000 on or before December 31, 1995 and to pay the remainder due under the New Loan on or before December 31, 1996. The Company continues to receive $18,750 from the Estate each quarter the New Loan is outstanding and maintains its lien on the Real Property.
    In the event of a default under the New Loan and a foreclosure under the New Stock Pledge Agreement, a change in control of the Company could result. The events that would trigger a default and the New Bank's right to "put" the New Loan to the Company include: (a) a failure by the Company (i) to maintain cash and cash equivalent balances at least equal to $500,000 below the amount outstanding under the New Loan, (ii) to maintain a current ratio of 1:1, a liabilities to net worth ratio of 0.70:1 and a minimum net worth of $17,000,000 and such failure not being properly cured; (b) the amount outstanding under the New Loan exceeding 63% of the market value (as quoted on the American Stock Exchange) of the Shares; or (c) a monetary default by the Estate.
    At April 30, 1995, the Company was not in compliance with the liabilities to net worth ratio, but received a waiver of the covenant from the New Bank. No other events have occurred which would trigger the New Bank's right to put the New Loan to the Company. Further, the Estate has prepaid $250,000 to the New Bank thereby reducing the payment due on December 31, 1995 to $750,000.
    The Company has employment agreements with certain of its directors, executive officers and management personnel. These agreements generally continue until terminated by the employee or the Company and provide for salary continuation for a specified number of months under certain circumstances.

REPORT OF INDEPENDENT AUDITORS
================================================================================
[LOGO OF BDO]  BDO SEIDMAN                  1900 Avenue of the Stars, 11th Floor
               Accountants and Consultants  Los Angeles, California 90067
                                            Telephone: (310) 557-0300
                                            Fax: (310) 557-1777

To the Stockholders and Board of Directors
Earl Scheib, Inc.

    We have audited the accompanying consolidated balance sheets of Earl Scheib, Inc. and subsidiaries as of April 30, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Earl Scheib, Inc. and subsidiaries as of April 30, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended April 30, 1995 in conformity with generally accepted accounting principles.

/s/ BDO SEIDMAN

Los Angeles, California
June 26, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================
LIQUIDITY AND CAPITAL RESOURCES
- --------------------------------------------------------------------------------

    The Company assesses liquidity based upon its ability to provide adequate sources of funds to meet foreseeable cash requirements. Due to the seasonal nature of its business, excess cash is generated during the first and second quarters which is expected to sustain operations during the winter season. The Company owns a substantial number of its properties, including its administrative office and its manufacturing and warehousing facility. These properties are free of encumbrances and could be used as a source of additional funds if needed at a future date.
    As a continuation of the Company's restructuring plan, as described in Note 2 to the consolidated financial statements and in the results of operations for 1995 compared to 1994, the Company intends to renovate its auto paint centers, including painting, graphics, signage, drying ovens, and in certain instances, major repairs to building roofs and parking lots. The Company estimates the cost of renovation to approximate $3.5 to $4.5 million. The Company expects to use the proceeds from the sale of real properties closed as part of the restructuring to fund this project. The Company plans to proceed quickly with this phase of its restructuring and may secure interim financing due to timing differences between the sale of real properties and the expenditures for renovation. At April 30, 1995, the Company had approximately $3.6 million (book value) of property held for sale the majority of which is expected to be sold within one year at a net gain. This potential gain will be recognized for accounting purposes when the property is sold since potential gain was not offset against restructuring costs.
    The Company used $2,554,000 in cash flow from operating activities during the fiscal year ended April 30, 1995 compared with generating $195,000 in cash flow in the 1994 period. The reduction in cash flow from operating activities was caused by a $3,726,000 increase in net loss which included the costs of restructuring the Company's operations, a $722,000 increase in accrued expenses consisting primarily of an increase in restructuring liabilities ($2,171,000) a decrease in accrued insurance ($864,000) and a decrease in accrued compensation ($368,000) and decreases in receivables ($748,000), inventories ($454,000), and prepaids ($309,000) resulting from the restructuring and closure of 84 auto paint centers.
    The Company generated $195,000 in cash flow from operating activities during the fiscal year ended April 30, 1994 compared with using $122,000 in the 1993 period. The $317,000 change in cash flow from operating activities resulted primarily from a decrease in net income of $1,717,000 and an increase of $1,531,000 in accounts payable and accrued expenses (primarily accounts payable $455,000, accrued compensation $460,000, accrued income taxes $415,000).
    Investing activities in 1995 included a reduction in marketable securities ($1,648,000), a decrease in the cash surrender value of life insurance ($533,000) and sales of property and equipment ($343,000) less capital expenditures ($929,000) which accounted for a significant portion of the $1,660,000 cash provided by investing activities in 1995.
    Investing activities in 1994 included $1,155,000 in capital expenditures less $240,000 in sales or retirement of property and equipment and accounted for a significant portion of the $854,000 net cash used in 1994.
    There were no significant financing activities in 1995. Financing activities included cash dividends paid to stockholders of $411,000 in 1994 and $821,000 in 1993. The decrease in dividends paid resulted from the Company's suspension of cash dividends in December 1993.
    The Company has a current deferred income tax asset of $1,788,000 resulting primarily from income taxes paid on costs and expenses that will not be deductible for income tax purposes until future years even though they have been deducted for financial statement purposes. These relate primarily to workers compensation insurance expense, deferred compensation expense and postretirement medical benefit expense. See Note 3 to the consolidated financial statements for the elements comprising the differences between pre-tax financial accounting income and taxable income.
    Statement of Accounting Standards No. 109 requires that it be more likely than not that the Company's future taxable income will be sufficient for realization when a Company records a deferred tax asset whose realization depends on generating future taxable income. Although the Company has experienced net losses in recent years, management has concluded that the Company can generate future taxable income sufficient to realize the deferred tax asset due to the Company's long history of taxable earnings. At this time it is not considered feasible by management to estimate the results of operations over the next five years and beyond. At April 30, 1995, the net deferred tax asset amounted to approximately $1.8 million (net of a $1.0 million valuation allowance). The valuation allowance was provided since management could not determine that it was more likely than not that the net deferred tax asset would be realized in full. Management expects net decreases in net deferred tax assets during fiscal 1996 and 1997 of $0.5 million and $0.2 million. These decreases result primarily from restructuring charges that were not previously deductible for tax purposes. Such deductions will be offset by anticipated gains on the sales of real properties held for sale. The remaining portion of the deferred tax asset will not begin to be realized for approximately ten years. The Company owns a substantial number of unencumbered properties, including its administrative offices and its manufacturing and warehouse facility, many of which were purchased years ago resulting in the probability of gain if the properties were to be sold. Should the Company's taxable income not be sufficient in any one year to realize any reduction in deferred tax assets, one or more properties could be sold at a gain to realize the tax asset.
    As discussed in Note 11 to the consolidated financial statements, the Company entered into agreement with the Estate of Earl Scheib ("Estate") and with a bank to which the Estate is indebted for $2,750,000. Should the Estate or the Company default in their agreements with the bank, the bank has the right to "put" the loan to the Company. In that event, the Company would have to purchase the loan from the bank or renegotiate loan terms. It is possible that the Company would have to obtain financing to purchase part or all of the loan from the bank. At April 30, 1995, the Company was not in compliance with one of the bank's financial covenants, but received a waiver from the bank.

RESULTS OF OPERATIONS
1995 COMPARED TO 1994
================================================================================

    The Company's sales are seasonal in nature because of weather conditions in many areas, and a proportionally greater share of the Company's sales and earnings have historically occurred in the first half of its fiscal year. Prolonged or extremely adverse weather conditions could have a negative impact on the Company's sales and earnings.
    During the fiscal year ended April 30, 1995 ("Fiscal 1995") the Company analyzed its operations and commenced a restructuring plan which included the closure of 84 unprofitable auto paint centers located primarily in the Midwestern and Eastern United States. The Company expects to complete its restructuring plan during the next fiscal year ("Fiscal 1996"). In Fiscal 1995, the Company recorded $4,287,000 for estimated costs of the restructuring plan.
    As a result of the closure of 84 centers, net sales decreased by $1,204,000 or 2 percent compared with sales in the fiscal year ended April 30, 1994 ("Fiscal 1994"). The decrease in net sales resulted from a 5 percent decrease in the number of cars painted partially offset by a 2 percent increase in the average sales ticket. Same or continuing center sales in Fiscal 1995 increased by $4,302,000 or 13 percent compared to Fiscal 1994.
    Gross profit margins during Fiscal 1995 decreased slightly to 20 percent of sales compared with 21 percent of sales in Fiscal 1994 due to the following: overhead expenses decreased by $2,109,000 or 3 percent of sales due to the closure of 84 centers during the year and consisted of reduced paint center manager pay ($834,000), a reduction in rent expense ($799,000), a reduction in utilities expense ($457,000) and reduced travel expense ($114,000); material costs increased by $750,000 or 2 percent of sales due to increases in raw material prices, higher cost of new paint formulations required to meet air quality standards in certain areas of the country and the absorption of fixed overhead costs over the reduced production level resulting from fewer paint centers, and direct labor costs increased by $713,000 or 2 percent of sales due to additional labor required on increased sales of the Company's more labor intensive premium paint services, additional labor required by reformulated paints in certain areas, and less efficiency in meeting higher expectation production and quality standards. The Company has commenced an employee training program which is expected to meet production and quality expectations.
    As discussed above and in Note 2 to the consolidated financial statements, the Company recorded a charge of $4,287,000 for costs associated with restructuring of the Company's auto paint center operations. Selling and administrative expenses during Fiscal 1995 decreased by $562,000 as compared to Fiscal 1994 due primarily to a reduction in advertising and other costs associated with the 84 paint center closures. The $84,000 gain on sales of properties in Fiscal 1995 results from the sale of 3 properties sold prior to restructuring.
    The income tax benefit results from the carryback of a portion of the Fiscal 1995 loss to recover previously paid federal income taxes ($490,000) and a deferred tax benefit ($935,000) expected to be realized in the future.

RESULTS OF OPERATIONS
1994 COMPARED TO 1993
================================================================================

    Sales during the fiscal year ended April 30, 1994 ("Fiscal 1994") decreased by 10 percent or $5,156,000 compared to the 1993 period. Car volume declined by 14 percent while average unit sales prices increased by 5 percent.
    Gross profit margins during Fiscal 1994 decreased by 3 percent of sales compared with the 1993 period. Material costs increased by $90,000 or 1 percent of sales due to the higher cost of paint formulated to meet more stringent air quality control standards. Direct labor cost decreased by $331,000, but as a percent of sales increased by 1 percent, due to lower manpower efficiency resulting from the 14% decline in car volume. Although overhead expenses decreased by $2,156,000, primarily workers compensation and group medical insurance expense ($1,444,000), indirect labor ($515,000) and rent expense ($179,000), overhead expenses, as a percent of sales, increased by 1 percent due to lower sales volume.
    Selling and administrative expense during Fiscal 1994 decreased by $515,000 compared to the 1993 period, but as a percent of sales increased by 2 percent as a result of the 10% decrease in sales. Advertising expense decreased by $432,000 and insurance expense (primarily group medical) decreased by $796,000 while professional fees (primarily legal and marketing consultants) increased by $246,000, settlement of litigation (uninsured portion) increased by $286,000 and other expenses increased a net of $180,000.
    During Fiscal 1994 the Company realized a gain of $178,000 on the postretirement medical benefits plan. This resulted from a decrease in the number of employees covered by the plan and a reduction in the health care cost trend rates due to the Company's recent favorable medical claims experience.
    Interest income during Fiscal 1994 decreased by $236,000 or 48 percent compared to the 1993 period due to lower rates of interest and less funds available to invest.
    The income tax benefit results from the Company's ability to carryback the Fiscal 1994 loss, for federal income tax purposes, to years in which the Company incurred taxable income.

SELECTED FINANCIAL DATA

================================================================================
(Thousands of dollars except per capital share data)
                                                  Year Ended April 30,
                                           1995    1994    1993    1992   1991
- --------------------------------------------------------------------------------
                                            $       $       $       $      $
RESULTS OF OPERATIONS
Net sales                                 47,288  48,492  53,648  58,211 57,429
Net income (loss)                         (5,553) (1,827)   (110)  1,497   (146)
Per share:
 Net income (loss)                         (1.22)   (.40)   (.02)    .33   (.03)
 Cash dividends declared                       -     .09     .18     .18    .36
FINANCIAL POSITION
Property and equipment, net               14,868  19,409  19,662  19,825 20,385
Total assets                              29,502  34,126  34,762  35,460 34,196
Long-term liabilities                      3,600   3,484   3,198   2,750  2,567
Stockholders' equity                      17,161  22,691  24,929  25,860 25,185
===============================================================================

MARKET AND DIVIDEND INFORMATION
================================================================================

    Earl Scheib, Inc. is listed for trading on the American Stock Exchange under the ticker symbol "ESH". As of June 20, 1995 there were approximately 325 record holders of the Company's stock according to records maintained by the Company's transfer agent. The high and low sales prices of the stock and the cash dividends declared per share for each of the fiscal quarters of 1995 and 1994 are as follows:

                               1995                        1994
                    --------------------------- ---------------------------
                     4TH    3RD    2ND    1ST    4th    3rd    2nd    1st
                     QTR.   QTR.   QTR.   QTR.   Qtr.   Qtr.   Qtr.   Qtr.
                    ------ ------ ------ ------ ------ ------ ------ ------
High                $8 1/4 $8 3/8 $5 3/4 $5 1/8 $5 1/2 $6 3/8 $6 3/8 $7 1/2
Low                 $6 1/2 $4     $4     $3 7/8 $3 1/2 $4 1/4 $4 7/8 $5
Dividends Declared       -      -      -      -      -      - $ .045 $ .045
===========================================================================