Form 10-K405, Exhibit 13
period 1996-04-30
SCHEIB EARL INC
filed 1996-07-30
CIK 87196

                                                                     EXHIBIT 13

                                Earl Scheib, Inc.
                            Results of Operations

The following table sets forth the Company's operating results for the periods indicated expressed in thousands of dollars and as a percentage of sales.


                                                                             YEAR ENDED APRIL 30,
- ---------------------------------------------------------------------------------------------------------------------------
                                                             1996                      1995                   1994
- ---------------------------------------------------------------------------------------------------------------------------
Net sales                                            $43,981        100.0%    $47,288        100.0%   $48,492       100.0%
Cost of sales                                         33,069         75.2      37,705         79.7     38,351        79.1
- ---------------------------------------------------------------------------------------------------------------------------
Gross profit                                          10,912         24.8       9,583         20.3     10,141        20.9
Selling, general and administrative expense           12,333         28.0      12,640         26.7     13,106        27.0
Restructuring charge                                      --           --       4,287          9.1         --          --
- ---------------------------------------------------------------------------------------------------------------------------
Operating loss                                        (1,421)        (3.2)     (7,344)       (15.5)    (2,965)       (6.1)
Other income                                           2,401          5.4         366          0.8        258         0.5
- ---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income tax                          980          2.2      (6,978)       (14.7)    (2,707)       (5.6)
Provision (benefit) for income taxes                      85          0.2      (1,425)        (3.0)      (880)       (1.8)
- ---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                    $   895          2.0%    $(5,553)       (11.7)%  $(1,827)       (3.8)%
===========================================================================================================================

FISCAL YEAR ENDED APRIL 30, 1996 ("FISCAL 1996") COMPARED TO FISCAL YEAR ENDED APRIL 30, 1995 ("FISCAL 1995")

Total sales for fiscal 1996 decreased $3,307 or 7.0% from fiscal 1995. This decrease resulted from the Company closing, in fiscal 1995, 84 unprofitable auto paint shops or 34% of the Company's shops, partially offset by a 16% or $5,841 increase in same shop sales.

         The increase in same shop sales resulted mainly from the conversion of the Company's paint and body shops to its New Earl Scheib Shop format. The new shop format includes new color schemes both inside and out, new graphics, new customer information centers, new signage and installation of state-of-the-industry infrared quartz drying systems.

         The Company began remodeling its shops to the New Earl Scheib Shop format in March, 1995, and had remodeled 137 shops by the end of fiscal 1996. As can be seen in the table below, the Company's same shop sales increased with the number of New Earl Scheib Shop remodels.

                            1st      2nd      3rd     4th
                            Qtr.     Qtr.     Qtr.     Qtr.
- -----------------------------------------------------------
Number of New
   Earl Scheib Shops         11      64      137      137
Same shop sales
   percentage increase       (1)%    16%      17%      38%

         Gross profit margins increased by $1,329 or 4.5% of sales in fiscal 1996 compared to fiscal 1995 due primarily to a reduction in shop overhead expense resulting from the closure of 84 unprofitable shops in fiscal 1995 as well as the introduction of new products in fiscal 1996.

         Selling, general and administrative expense decreased by $307 in fiscal 1996 compared to fiscal 1995. Advertising expense increased by $222 due in part to additional promotional expense to introduce the New Earl Scheib Shop format, while other selling, general and administrative expenses decreased a net of $529 mainly as the result of closing 84 unprofitable shops in fiscal 1995. Selling, general and administrative expense as a percent of sales increased in fiscal 1996, compared to fiscal 1995, mainly due to the increase in advertising spread over fewer shops.

         Other income consists of gains from the sale of excess real estate and interest income. During fiscal 1996, the Company sold 22 properties (closed in the fiscal 1995 restructuring) for a net gain of $2,258 compared to a net gain of $84 from the sale of three properties in fiscal 1995. Interest income, generated from the investment of cash in short term instruments, was lower in fiscal 1996 than in fiscal 1995, $143 and $282, respectively. This decrease in interest income resulted from lower interest rates and lower average funds available for investment in fiscal 1996.

         In fiscal 1995 the Company did not recognize its entire net operating loss carryforward as a tax benefit for financial reporting purposes. Accordingly, tax benefits from the 1995 net operating loss carryforward were available to more than offset the Company's financial federal tax provision for fiscal 1996. Due to income allocation and state income tax laws, the Company did have income tax liabilities in some states for which the Company provided $85.

FISCAL YEAR ENDED APRIL 30, 1995 ("FISCAL 1995") COMPARED TO FISCAL YEAR ENDED APRIL 30, 1994 ("FISCAL 1994")

During fiscal 1995 the Company analyzed its operations and commenced a restructuring plan which included the closure of 84 unprofitable auto paint cen-ters located primarily in the Midwestern and Eastern United States. In 1995, the Company recorded $4,287 for estimated costs of the restructuring plan.

         As a result of the closure of 84 centers, net sales decreased by $1,204 or 2% compared with sales in fiscal 1994. The decrease in net sales resulted from a 5% decrease in the number of cars painted partially offset by a 2% increase in the average sales ticket. Same shop sales in fiscal 1995 increased by $4,302 or 13% compared to fiscal 1994.

         Gross profit margins during fiscal 1995 slipped slightly to 20% of sales compared with 21% of sales in fiscal 1994 due to the following: overhead expenses decreased by $2,109 or 3% of sales due to the closure of 84 centers during the year and consisted primarily of reduced paint center manager pay of $834, a reduction in rent expense of $799, a reduction in utilities expense of $457 and reduced travel expense of $114; material costs increased by $750 or 2% of sales due to increases in raw material prices, higher cost of new paint formulations required to meet air quality standards in certain areas of the country and the absorption of fixed overhead costs over the reduced production level resulting from fewer paint centers; direct labor costs increased by $713 or 2% of sales due to additional labor required on increased sales of the Company's more labor intensive premium paint services, additional labor required by reformulated paints in certain areas, and less efficiency in meeting higher expectation production and quality standards. The Company has commenced an employee training program which is expected to meet production and quality expectations.

         As discussed above, the Company recorded a charge of $4,287 for costs associated with restructuring of the Company's auto paint center operations. Selling, general and administrative expenses during fiscal 1995 decreased by $466 as compared to fiscal 1994 due primarily to a reduction in advertising and other costs associated with the 84 paint center closures. The $84 gain on sale of properties in fiscal 1995 results from the sale of 3 properties sold prior to restructuring.

         The income tax benefit results from the carryback of a portion of the fiscal 1995 loss to recover previously paid federal income taxes of $490 and an increase in the deferred tax asset of $935.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash requirements are based upon its seasonal working capital needs (the first and second quarters usually have positive cash flow from operations while the third and fourth quarter are net users of cash) and its capital requirements for capitalized additions and improvements and expansion.

         As of April 30, 1996, the Company had current assets of $7,363 and current liabilities of $6,645 for a net working capital position of $718. The Company has no long-term debt except for its deferred compensation plan. During the fiscal year ended April 30, 1997 ("fiscal 1997") the Company plans on opening 20 new shops (depending upon the availability of locations) and performing various improvements for an estimated cost of $2,300.

         In fiscal 1996 the Company remodeled 137 of its 160 auto paint and body shops. These remodels as well as other capitalized expenditures totaled $5,155 and were financed largely through the $5,158 of proceeds from the sale of excess real estate. The Company expects that future cash flow from operations will be enhanced from the remodels of its paint and body shops.

         Historically, a major source of cash flow for the Company is from operations. During fiscal 1996, cash used by operations was $836, a 67% decrease from the amount of cash used in fiscal 1995's operations. A number of one-time events relating to the restructuring of the Company, which was started in fiscal 1995, contributed to fiscal 1996's negative cash flow from operations. Management believes (due to additional sales from remodeled shops and greatly decreased cash outlays relating to the restructuring), that cash flow from operations will be positive in fiscal 1997.

         The other major source of cash flow for the Company is the sale of real estate. As of April 30, 1996, the Company had 20 parcels of real estate it was attempting to sell. The majority of these properties were under sales contracts as of April 30, 1996. If all of these sales close in fiscal 1997 (which management believes will happen), then the Company should receive approximately $2,900 in cash. The Company also has an additional 76 parcels of nonencumbered property, including the Company's headquarters and paint factory, which could be used as security to obtain outside financing; however, management currently does not believe this action is necessary and has no plans to seek outside financing.

         In addition, the Company has an operating loss carryforward of $5,241 for tax purposes. Accordingly, the amount of taxes in fiscal 1997 the Company would normally pay from the improvement in operations and gain on the sale of real estate will be greatly reduced, if not eliminated.

         Management believes that internally generated funds as well as funds from the sale of excess properties will be more than adequate to satisfy its anticipated cash requirements in fiscal 1997.

                                Earl Scheib, Inc.

                      Consolidated Statements of Operations
                  (Dollars in thousands except per share data)

                                                          YEAR ENDED APRIL 30,
- ------------------------------------------------------------------------------------------
                                                   1996             1995            1994
- ------------------------------------------------------------------------------------------
Net sales                                         $43,981          $47,288         $48,492
Cost of sales                                      33,069           37,705          38,351
- ------------------------------------------------------------------------------------------
Gross profit                                       10,912            9,583          10,141
Selling, general and administrative expense        12,333           12,640          13,106
Restructuring charge (Note 2)                          --            4,287              --
- ------------------------------------------------------------------------------------------
Operating loss                                     (1,421)          (7,344)         (2,965)
Other income (Note 2)                               2,401              366             258
- ------------------------------------------------------------------------------------------
Income (loss) before income taxes                     980           (6,978)         (2,707)
Provision (benefit) for income taxes (Note 3)          85           (1,425)           (880)
- ------------------------------------------------------------------------------------------
Net income (loss)                                 $   895          $(5,553)        $(1,827)
==========================================================================================
Earnings (loss) per share (Note 1)                $  0.19          $ (1.22)        $  (.40)
==========================================================================================


                 Consolidated Statements of Shareholders' Equity

                  (Dollars in thousands except per share data)

                                                   CAPITAL STOCK, $1 PAR          ADDITIONAL
                                                 ------------------------
                                                   SHARES                           PAID-IN        RETAINED
                                                 OUTSTANDING       AMOUNT           CAPITAL        EARNINGS         TOTAL
- ---------------------------------------------------------------------------------------------------------------------------
Balance May 1, 1993                               4,563,000         $4,563          $5,504          $14,862         $24,929
   Net loss for the year                                 --             --              --           (1,827)         (1,827)
   Cash dividends--$.09 per share                        --             --              --             (411)           (411)
- ---------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1994                            4,563,000          4,563           5,504           12,624          22,691
   Net loss for the year                                 --             --              --          ( 5,553)        ( 5,553)
   Stock issued under stock option plan               5,000              5              18               --              23
- ---------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1995                            4,568,000          4,568           5,522            7,071          17,161
   Net income for the year                               --             --              --              895             895
- ---------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1996                            4,568,000         $4,568          $5,522         $  7,966         $18,056
===========================================================================================================================

See the accompanying Notes to Consolidated Financial Statements.

                                Earl Scheib, Inc.

                           Consolidated Balance Sheets
                             (Dollars in thousands)

                                                                           YEAR ENDED APRIL 30,
- -------------------------------------------------------------------------------------------------
                                                                           1996             1995
- -------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                            $  1,827         $  3,417
   Marketable securities                                                     536               --
   Refundable income taxes (Note 3)                                           --              990
   Accounts receivable                                                       180              186
   Inventories                                                             1,389            1,412
   Prepaid expenses                                                        1,372            1,358
   Deferred income taxes (Note 3)                                            963            1,788
   Property held for sale (Note 2)                                         1,096            3,642
- -------------------------------------------------------------------------------------------------
                  Total current assets                                     7,363           12,793

Property and equipment, net (Note 4)                                      18,040           14,868
Deferred income taxes (Note 3)                                             1,345              300
Other, primarily cash surrender value of life insurance (Note 7)           1,762            1,541
- -------------------------------------------------------------------------------------------------
                                                                        $ 28,510          $29,502
=================================================================================================
LIABILITIES
Current liabilities:
   Accounts payable                                                     $  1,762         $  1,627
   Accrued expenses:
     Insurance                                                             1,570            2,673
     Payroll                                                               1,690              800
     Restructuring (Note 2)                                                  516            2,171
     Other                                                                 1,107            1,470
- -------------------------------------------------------------------------------------------------
                  Total current liabilities                                6,645            8,741

Deferred management compensation (Note 7)                                  3,809            3,600
Commitments and contingencies (Notes 5, 7 and 8)                              --               --

SHAREHOLDERS' EQUITY
Capital stock $1 par value--shares authorized 12,000,000;
   issued and outstanding 4,568,000 (Note 6)                               4,568            4,568
Additional paid-in capital                                                 5,522            5,522
Retained earnings                                                          7,966            7,071
- -------------------------------------------------------------------------------------------------
                  Total shareholders' equity                              18,056           17,161
=================================================================================================
                                                                        $ 28,510          $29,502
=================================================================================================

See the accompanying Notes to Consolidated Financial Statements.

                                Earl Scheib, Inc.

                      Consolidated Statements of Cash Flows
                  (Dollars in thousands except per share data)

                                                                        YEAR ENDED APRIL 30,
- ------------------------------------------------------------------------------------------------------
                                                                 1996           1995             1994
- ------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                         $    895         $(5,553)         $(1,827)
   Adjustments to reconcile net income (loss) to net cash
     (used in) provided by operating activities:
       Write-down of assets (closed shops)                         --             581               --
       Gain on disposal of property and equipment              (1,948)           (139)              --
       Depreciation                                             1,319           1,043            1,168
       Deferred income taxes                                     (220)           (814)             (31)
       Deferred management compensation                           209             116              306
       Changes in operating assets and liabilities:
         Refundable income taxes                                  990             179             (469)
         Accounts receivable                                        6             574             (174)
         Inventories                                               23             211             (243)
         Prepaid expenses                                         (14)            458              149
         Accounts payable                                         135             (80)             669
         Accrued expenses                                      (2,231)            870              647
- ------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities              (836)         (2,554)             195
- ------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                        (5,155)           (929)          (1,155)
   Proceeds from disposal of property and equipment             5,158             343              240
   Reduction (investment) in marketable securities               (536)          1,648               (8)
   Other                                                         (221)            598               69
- ------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities              (754)          1,660             (854)
- ------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends paid                                                   --             --             (411)
   Stock options exercised                                          --             23               --
- ------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                --              23             (411)
- ------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                      (1,590)           (871)          (1,070)
Cash and cash equivalents, beginning of year                    3,417           4,288            5,358
- ------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                       $  1,827         $ 3,417          $ 4,288
======================================================================================================
SUPPLEMENTAL CASH FLOW DISCLOSURE:
Income taxes paid                                            $     51         $   549          $   245
======================================================================================================


See the accompanying Notes to Consolidated Financial Statements.

                                Earl Scheib, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)
- --------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Earl Scheib, Inc. (the "Company") which offers auto painting and body repair services to consumers, operates the New Earl Scheib Auto Paint and Body Shops throughout the United States.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements of the Company include the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS: All highly liquid investment instruments with maturities of three months or less at the time of acquisition are considered to be cash equivalents while those having maturities in excess of three months are considered marketable securities.

MARKETABLE SECURITIES: Marketable securities are categorized as available for sale and consist of commercial and U.S. Government bonds. Marketable securities are carried at fair value based upon quoted market prices for each investment.

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS: The carrying value of financial assets and liabilities approximates fair value due to their short maturity.

INVENTORIES: Inventories, which are composed of auto paint, shop supplies and materials, are stated at the lower of last-in, first-out (LIFO) cost or market. A summary of inventories is as follows:

                                             APRIL 30,
                                         -----------------
                                         1996         1995
                                         -----------------
Finished goods                         $1,639       $1,472
Raw materials                             374          508
LIFO reserve                             (624)        (568)
                                       -------------------
Inventories                            $1,389       $1,412
                                       ===================

PROPERTY AND EQUIPMENT: Property and equipment (including new shops) is recorded at cost and is depreciated over the estimated useful lives of the assets. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Property and equipment includes equipment held by the service and supply subsidiary for sale to the auto paint shop subsidiaries. It is the policy of the Company not to depreciate the Company's service and supply subsidiary's equipment until it is transferred to an auto paint shop for use. The Company uses the straight-line method of computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes.

START-UP COSTS: Expenses associated with the opening of new auto paint shops are expensed as incurred.

INCOME TAXES: Deferred income taxes are provided at the current statutory rates on the difference between financial statement and tax basis of assets and liabilities and are classified in the consolidated balance sheet as current or long-term consistent with the classification of the related asset or liability giving rise to the deferred income taxes.

ENVIRONMENTAL COSTS: The Company accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and the Company's proportionate share of the expense can be reasonably estimated. Ongoing compliance costs are expensed as incurred.

CASUALTY INSURANCE: Prior to August 1, 1995, the Company was insured for workers compensation claims expense through risk retention plans. Under these plans the Company accrued for its estimated risk expense and remitted payment to the Company's insurer as claims were paid. Unfunded liabilities are secured by stand-by letters of credit issued by a bank. The Company currently insures for workers compensation under a stop-loss funded deductible program.

PROSPECTIVE ACCOUNTING CHANGES: In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company will adopt SFAS No. 121 in the year ending April 30, 1997 ("fiscal 1997"). The impact from this new accounting standard on the Company's financial statements is not expected to be material.

         In fiscal 1997, the Company intends to adopt the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

REVENUE RECOGNITION: The Company recognizes sales when the work is completed and the customer accepts delivery of the vehicle.

RECLASSIFICATION: Certain reclassification have been made to the year ended April 30, 1995 ("fiscal 1995") and the year ended April 30, 1994 ("fiscal 1994") amounts to conform to the year ended April 30, 1996 ("fiscal 1996") presentation.

EARNINGS PER SHARE: Earnings per share is computed using the weighted average number of shares of common stock outstanding and common stock equivalents when dilutive (using the modified treasury stock method in 1996). Fully diluted amounts for each period do not differ materially from amounts presented. The weighted average number of shares used to compute earnings per share were 4,726,000 in 1996 and 4,568,000 in 1995 and 1994.

2.  RESTRUCTURING CHARGES

During fiscal 1995, the Company restructured its operations and closed 84 unprofitable auto paint shops located primarily in the Midwest and Eastern United States. The Company recorded a pre-tax charge of $4,287 during fiscal 1995 to provide for costs associated with the restructuring plan. The charge consisted of $1,556 for lease termination costs, $591 for the writedown of long term assets to their net realizable value, $355 for severance to terminated employees, $338 for repairs and maintenance, $333 for property taxes, $327 for warranty repairs, $265 for utilities and $522 for other.

         As of April 30, 1996, $516 of the reserve for restructuring remained and was classified as a current liability in the accompanying financial statements. Management of the Company believes the remaining reserve will be fully utilized during fiscal 1997.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

- --------------------------------------------------------------------------------
         As of April 30, 1995, twenty-nine auto paint shop properties were held for sale. During fiscal 1996, the Company sold 19 of these properties plus 3 additional properties at a net gain of $2,258. The net book value of the remaining parcels of real estate is included as a current asset in the accompanying financial statements under the caption Properties Held for Sale.
Any future gain from the sale of the remaining properties will be recognized when the properties are sold.

3.  INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return. The components of the provision for income taxes are as follows:

                                    YEAR ENDED APRIL 30,
                                   ---------------------------
                                   1996       1995    1994
                                   ---------------------------
Current:
   Federal                        $ 220    $  (500)  $(978)
   State                             85         66     129
                                  ----------------------------
                                    305       (434)   (849)
Deferred                           (220)      (991)    (31)
                                  ----------------------------
   Total                          $  85    $(1,425)  $(880)
                                  ============================

     Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                    YEAR ENDED APRIL 30,
                                 ----------------------------
                                 1996      1995       1994
                                 ----------------------------
Tax (benefit) at U.S. Federal
   statutory tax rate            35.0%    (34.0)%    (34.0)%
State taxes, net of
   federal benefit                5.7       0.6        3.1
Federal net operating loss      (26.9)     10.5       (4.8)
Other                            (5.1)      2.5        3.2
                                -----------------------------
   Total                          8.7%    (20.4)%    (32.5)%
                                =============================

     At April 30, 1996, net current deferred income tax assets and net long term deferred income tax assets are comprised of the following:

                                             APRIL 30,
                                       --------------------
                                         1996         1995
                                       --------------------
Deferred income tax assets-current:
   Accrued insurance                   $  609       $1,050
   Restructuring charges                  175          738
   Accrued vacation                       179           --
                                       --------------------
                                       $  963       $1,788
                                       ====================
Deferred income tax assets
   (liabilities)-long term:
   Net operating loss                  $1,782       $1,050
   Deferred compensation                1,295        1,162
   Depreciation                          (364)        (675)
   Other                                 (204)        (264)
   Valuation allowance                 (1,164)        (973)
                                       --------------------
                                       $1,345       $  300
                                       ====================

         In 1996 and 1995 the Company had deferred tax assets, net of valuation allowance, of $2,308 and $2,088, respectively. The Company owns a substantial number of unencumbered properties, including its administrative offices and its manufacturing and warehouse facility. These properties were purchased a number of years ago and could probably be sold for a gain. Should the Company's taxable income not be sufficient in any one year to realize the deferred tax asset, then one or more properties could be sold for a gain to realize the tax asset. Accordingly, it is management's opinion that it is more likely than not that the net deferred tax assets of $2,308 will be realized. At April 30, 1996, the Company had federal income tax loss carryforwards for income tax purposes of approximately $5,241. These loss carryforwards expire in 2010 and 2011.

4.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                 APRIL 30,
                            ----------------      ESTIMATED
                              1996      1995    USEFUL LIVES
- --------------------------------------------------------------
Land                        $ 6,023   $ 6,433
Buildings and building
   improvements              10,718    10,822    8-33 years
Machinery and equipment       6,396     3,777    3-10 years
Automotive equipment            231       244    2- 4 years
Office furniture and
   equipment                  1,534     1,126    3-10 years
Leasehold improvements        3,838     2,419    Life of Lease
                            ----------------------------------
                             28,740     24,821
Less accumulated
   depreciation and
   amortization              10,700     9,953
                            ----------------------------------
Net property and
   equipment                $18,040   $14,868
                            ==================================

See Note 2 regarding property held for sale.

5.  LEASES

The Company leases approximately one-half of its auto paint shops. Management expects that in the normal course of business such leases will be renewed or replaced by other leases. Certain lease agreements contain renewal and/or purchase options. Rent expense for fiscal 1996, 1995 and 1994 was $2,260, $4,656 and $4,265, respectively. Following is a schedule, by year, of the future minimum lease commitments as of April 30, 1996.

YEAR ENDING APRIL 30:
- -----------------------------------------------------
1997                                          $2,390
1998                                           1,824
1999                                           1,151
2000                                             860
2001                                             623
Thereafter                                       926
                                              -------
Total minimum lease payments                  $7,774
                                              =======

6.  STOCK OPTIONS

In August, 1994, the Company's shareholders approved two non-qualified stock option plans. One plan allows for the granting of up to 100,000 shares of the Company's capital stock to non-employee directors of the Company (the "Directors' Plan"). A second plan allows for the granting of up to 300,000 shares of the Company's capital stock to certain employees of the Company (the "Employees' Plan"). Both plans require that

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

the price of the shares underlying the option granted be no less than the fair market value of the shares on the date of the grant. The plans allow for discretionary vesting periods.

         During June 1996, the Company's Board of Directors authorized an increase in the number of shares available under the Company's option plans to 150,000 shares for the Directors' Plan and 500,000 shares for the Employees' Plan. These changes to the Company's stock option plans are subject to approval by the Company's shareholders.

         In November, 1994, the Company granted a stock option for 400,000 shares of the Company's capital stock to the Company's president and chief executive officer, subject to approval by the Company's shareholders. The options become vested and exercisable in a 50% installment on the first anniversary following the date of grant and in 12.5% installments in each quarter following the first anniversary of the date of grant. The options have an exercise price of $6.375 per share. As a result, the Company recognized compensation expense of $100 which is included in selling, general and administrative expense in the consolidated statements of operations.

         In January, 1995, the Company granted a stock option for 200,000 shares of the Company's capital stock to the Company's chief operating officer, subject to approval by the Company's shareholders. The options were granted at fair market value or higher and become vested and exercisable in a 50% installment on the first anniversary following the date of grant and in 12.5% installments in each quarter following the first anniversary of the date of grant. The exercise price is $5.50 per share for the option to purchase the first 100,000 shares and $9.00 per share for the option to purchase the second 100,000 shares.

         The following table summarizes stock option transactions:

                         NUMBER OF          OPTION PRICE
                          SHARES             PER SHARE
- -----------------------------------------------------------
Outstanding at
   April 30, 1994           46,000       $11.23  -   $12.35
     Granted               932,000       $ 4.50  -   $ 9.00
     Exercised              (5,000)      $ 4.50
     Cancelled             (58,000)      $ 4.50  -   $11.23
                         ----------------------------------
Outstanding at
   April 30, 1995          915,000       $ 4.50  -   $12.35
     Granted               191,000       $ 5.13  -   $ 9.00
     Exercised                  --
     Cancelled             (40,000)      $ 4.50  -   $12.35
                         ----------------------------------
Outstanding at
   April 30,1996         1,066,000       $ 4.50  -   $11.23
                         ==================================

                                             APRIL 30,
                                        -------------------
                                         1996        1995
                                        -------------------
Shares exercisable                      387,000      28,000
Shares available for grant at
   end of year                          253,000     108,000
                                        ===================

7.  DEFERRED MANAGEMENT COMPENSATION

In March 1987, the Company adopted a non-qualified supplemental compensation plan ("the Plan") for certain key management employees which will provide benefits to employees upon retirement. As of April 30, 1996, 12 employees (who were officers or key employees of the Company prior to fiscal 1995) are still covered by the Plan. The Plan also provides for post-retirement health care and death benefits. Participants are required to share in the cost of the Plan by deferring a portion of their annual compensation for that purpose. Deferred compensation expense under the Plan for fiscal 1996, 1995, and 1994 was $329, $236, and $306, respectively.

         The cost of the Plan is determined through actuarial methods using a 7% discount rate in 1996. The Plan at April 30, 1996, had nonvested and total obligations (all of which are accrued in the Company's financial statements), net of unrecognized gains and prior service costs, of $3,809. The net pension expense in fiscal 1996 consisted principally of interest costs.

         The Company entered into whole life insurance contracts, to meet its obligation under the Plan. As of April 30, 1996, these contracts had cash surrender values of $1,557. The Company was not obligated to enter into these contracts and is not required to use the proceeds to pay for the Plan.

8.  COMMITMENTS AND CONTINGENCIES

The Company has an agreement with its bank to finance a letter of credit facility under which the bank has issued approximately $3,491 in standby letters of credit at April 30, 1996. The letters of credit are in favor of the Company's insurance carrier and secure the unfunded portion of the Company's estimated workers' compensation insurance liabilities.

         The Estate of Earl A. Scheib (the "Estate") obtained a bank loan (the "Estate Loan") to fund state and federal estate tax payments. To secure the Estate Loan, the Estate pledged to the bank its 1,099,684 shares of the Company's capital stock owned as of April 30, 1996.

         The outstanding balance of the Estate Loan at April 30, 1996, was $2,250. As part of the Estate Loan, the Company entered into agreements with the bank and with the Estate whereby the bank has the right to put the loan to the Company upon a default by the Estate. A default would occur if the Estate fails to meet its payment obligations to the bank or should the market value of the stock pledged by the Estate drop below 63% of the outstanding loan balance (at April 30, 1996, the stock would have to be below $1.29 a share). Since the loan is secured by a pledge of the Estate's stock in the Company, should the Company be required to purchase the loan from the bank, the Company would also acquire the stock owned by the Estate.

         As further security for the Company, in the event of a default by the Estate on the Estate Loan, the Estate granted a lien in favor of the Company on a parcel of real property owned by the Estate. A sales agreement has been entered into with an outside third party to purchase the property in two phases for $3,100. The proceeds from the sale will be used to repay the Estate's loan at which time the put agreement with the Company will be terminated. The Company receives a $15 quarterly fee from the Estate as consideration for the put agreement.

         The Company is involved in several legal proceedings and claims including federal and state occupational safety and health administration and environmental matters which arise in the ordinary course of its business. Management believes that the amount of ultimate liability with respect to these matters should not materially affect the Company's financial statements.

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

To the Stockholders and Board of Directors
Earl Scheib, Inc.

We have audited the accompanying consolidated balance sheet of Earl Scheib, Inc. and subsidiaries as of April 30, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company and subsidiaries for the years ended April 30, 1995 and 1994 were audited by other auditors whose report, dated June 26, 1995, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, such 1996 consolidated financial statements present fairly, in all material respects, the financial position of Earl Scheib, Inc. and subsidiaries at April 30, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
- -----------------------------

Los Angeles, California
July 3, 1996

EARL SCHEIB, INC.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share data)

                                                                             YEAR ENDED APRIL 30,
- ---------------------------------------------------------------------------------------------------------------------------
                                                         1996            1995          1994            1993           1992
- ---------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales                                             $43,981         $47,288        $48,492         $53,648        $58,211
Net income (loss)                                         895          (5,553)        (1,827)           (110)         1,497
Per share:
   Earnings (loss)                                       0.19           (1.22)          (.40)           (.02)           .33
   Cash dividends declared                                 --              --            .09             .18            .18

FINANCIAL POSITION
Property and equipment, net                           $18,040         $14,868        $19,409         $19,662        $19,825
Total assets                                           28,510          29,502         34,126          34,762         35,460
Long-term liabilities                                   3,809           3,600          3,484           3,198          2,750
Shareholders' equity                                   18,056          17,161         22,691          24,929         25,860
Number of shops at end of year                            160             164            248             260            273
===========================================================================================================================

MARKET INFORMATION

Earl Scheib, Inc. is listed and traded on the American Stock Exchange under the ticker symbol "ESH". As of June 14, 1996, there were approximately 293 record holders of the Company's stock according to records maintained by the Company's transfer agent. The high and low sales prices of the stock for each of the fiscal quarters of 1996 and 1995 are as follows:

                                1996                                      1995
- --------------------------------------------------------------------------------------------
                  1st       2nd      3rd       4th           1st      2nd       3rd    4th
                  Qtr.      Qtr.     Qtr.      Qtr.          Qtr.     Qtr.      Qtr.   Qtr.
- --------------------------------------------------------------------------------------------
High               $7     $6 3/4    $8 3/4     $8          $5 1/8   $5 3/4    $8 3/8  $8 1/4
Low                 5      4 15/16   5          6           3 7/8    4         4       6 1/2

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995

The statements which are not historical facts contained in this Annual Report are forward looking statements that involve risks and uncertainties, including, but not limited to, the effect of weather, the effect of economic conditions, the impact of competitive products, services and pricing, capacity and supply constraints or difficulties, changes in laws and regulations applicable to the Company, the impact of the renovation of a majority of the Company's operating paint shops, the impact of the Company's organizational restructuring, the impact of advertising and promotional activities and the effect of the Company's accounting policies.