Form 10-K405, Exhibit 13
period 1997-04-30
SCHEIB EARL INC
filed 1997-07-29
CIK 87196

                                EARL SCHEIB, INC.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND
                              RESULTS OF OPERATIONS

The following table sets forth the Company's operating results for the periods indicated. Amounts are shown in thousands of dollars and as a percentage of sales.



                                                                               YEAR ENDED APRIL 30,
                                                  -------------------------------------------------------------------------------
                                                          1997                        1996                          1995
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                         $48,348       100.0%       $ 43,981        100.0%        $ 47,288        100.0%
Cost of sales                                      34,543        71.4          33,069         75.2           37,705         79.7
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                       13,805        28.6          10,912         24.8            9,583         20.3
Selling, general and administrative expense        13,708        28.4          12,333         28.0           12,640         26.7
Restructuring charge                                   --          --              --           --            4,287          9.1
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                97         0.2          (1,421)        (3.2)          (7,344)       (15.5)
Other income                                        1,050         2.2           2,401          5.4              366          0.8
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                   1,147         2.4             980          2.2           (6,978)       (14.7)
Provision (benefit) for income taxes                   45         0.1              85          0.2           (1,425)        (3.0)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $ 1,102         2.3%       $    895          2.0%        $ (5,553)       (11.7)
=================================================================================================================================



FISCAL YEAR ENDED APRIL 30, 1997 ("FISCAL 1997") COMPARED TO FISCAL YEAR ENDED APRIL 30, 1996 ("FISCAL 1996")

Total sales for fiscal 1997 increased $4,367 or 9.9% from fiscal 1996. This increase resulted from a $5,740 or 13.8% same shop increase less $1,373 from net shop closures. The same shop increase resulted from the roll-out of the Company's "New Earl Scheib Shop" format for the paint and body shops, new product offerings including the Company's recent introduction of EUROPAINT(TM), improvements in shop operations and in the quality of our services.

         Cost of sales decreased as a percent of sales from 75.2% in fiscal 1996 to 71.4% in fiscal 1997. The increase in gross margin is largely attributable to the fixed nature of components of cost of goods sold which decrease as a percent of sales as same shop sales increase. In dollars, cost of sales for fiscal 1997 increased $1,474 or 4.4% from fiscal 1996. The increase in dollars is largely due to the increase in material costs and labor associated with the increase in the number of cars painted plus increases in lease rates at certain locations.

         Selling, general and administrative expense increased by $1,375 or 0.4% of sales in fiscal 1997 compared to fiscal 1996. Advertising expense increased by $666 (48.5% of the increase between fiscal 1997 and fiscal 1996) due to additional promotion expense to introduce the New Earl Scheib Shop format as well as various other advertising experiments. Decreases in net lease income and miscellaneous income accounted for $277 (20.2% of the increase between fiscal 1997 and fiscal 1996) of the increase.

         Other income consists of gains from the sale of excess real estate and interest income. During fiscal 1997, the Company sold 21 properties (10 of which were closed in the fiscal 1995 restructuring) for a net gain of $893 compared to a net gain of $2,258 from the sale of 22 properties in fiscal 1996 (the majority of which were closed in the 1995 restructuring). Interest income, generated from the investment of cash in short-term instruments, was higher in fiscal 1997 than in fiscal 1996, $157 and $143, respectively. This increase in interest income resulted from a slightly higher amount of average funds available for investment in fiscal 1997.

         In fiscal 1996 the Company did not recognize its entire 1995 net operating loss carryforward as a tax benefit for financial reporting purposes. Accordingly, tax benefits from the 1995 net operating loss were available to more than offset the Company's financial federal tax provision for fiscal 1997. Due to income allocation and state income tax laws, the Company did have income tax liabilities in some states for which it provided $45.


FISCAL YEAR ENDED APRIL 30, 1996 ("FISCAL 1996") COMPARED TO FISCAL YEAR ENDED APRIL 30, 1995 ("FISCAL 1995")

Total sales for fiscal 1996 decreased $3,307 or 7.0% from fiscal 1995. This decrease resulted from the Company closing, in fiscal 1995, 84 unprofitable auto paint shops or 34% of the Company's shops, partially offset by a 16% or $5,841 increase in same shop sales.

         The increase in same shop sales resulted mainly from the conversion of the Company's paint and body shops to its New Earl Scheib Shop format. The new shop format includes new color schemes both inside and out, new graphics, new customer information centers, new signage and installation of state-of-the-industry infrared drying systems.

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
--------------------------------------------------------------------------------
Number of New
Earl Scheib Shops                     11           64          137          137
Same shop sales
percentage increase                   (1)%         16%          17%          38%

         Gross profit margins increased by $1,329 or 4.5% of sales in fiscal 1996 compared to fiscal 1995. The increase is due primarily to a reduction in shop overhead expense resulting from the closure of 84 unprofitable shops in fiscal 1995 as well as the introduction of new products in fiscal 1996.

         Selling, general and administrative expense decreased by $307 in fiscal 1996 compared to fiscal 1995. Advertising expense increased by $222 due in part to additional promotion expense to introduce the New Earl Scheib Shop format, while other selling, general and administrative expenses decreased a net of $529 mainly as the result of closing 84 unprofitable shops in fiscal 1995. Selling, general and administrative expense as a percent of sales increased in fiscal 1996, compared to fiscal 1995, mainly due to the increase in advertising spread over fewer shops.

         Other income consists of gains from the sale of excess real estate and interest income. During fiscal 1996, the Company sold 22 properties (closed in the fiscal 1995 restructuring) for a net gain of $2,258 compared to a net gain of $84 from the sale of three properties in fiscal 1995. Interest income, generated from the investment of cash in short-term instruments, was lower in fiscal 1996 than in fiscal 1995, $143 and $282, respectively. This decrease in interest income resulted from lower interest rates and lower average funds available for investment in fiscal 1996.

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


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash requirements are based upon its seasonal working capital needs (the first and second quarters and occasionally the fourth quarter usually have positive cash flow from operations while the third and occasionally the fourth quarters are net users of cash) and its capital requirements for capitalized additions and improvements and new shops.

         As of April 30, 1997, the Company had current assets of $7,638 and current liabilities of $6,418 for a net working capital position of $1,220. The Company's long-term financial obligations consist of its deferred compensation plan and two capital leases. During the fiscal year ending April 30, 1998 ("fiscal 1998") the Company plans on opening up to 20 new shops (depending upon the availability of locations) and performing various fixed asset improvements for an estimated cost of $2,400.

         On July 13, 1997, the board of directors announced that it had authorized the repurchase of up to 500,000 shares which is approximately 11% of the Company's common stock outstanding. The stock purchase plan authorizes the Company to make purchases from time-to-time in the open market or through privately negotiated transactions and that the purchases will be dependent on market conditions and availability of shares. Repurchased common shares will be added to the Company's treasury shares and may be used to meet common stock requirements for future benefit plans and other corporate purposes. Purchases will be made with existing company cash or future cash flows from operations.

         Historically, a major source of cash flow for the Company is from operations. During fiscal 1997, cash provided by operations was $1,593 (some of which was represented by an income tax refund), an improvement of $2,429 of additional cash flow from operations compared to the $836 of cash used in operations in fiscal 1996. Management believes (due to additional sales resulting from the improved quality of the Company's product, new shops and greatly decreased cash outlays for operating expenses), that cash flow from operations will be higher in fiscal 1998 compared to fiscal 1997.

         The other major source of cash flow for the Company is the sale of real estate. As of April 30, 1997, the Company had 4 parcels of real estate it was attempting to sell. If all of these sales close in fiscal 1998 then management estimates it will receive approximately $586 in cash.

         The Company also has an additional 73 parcels of nonencumbered property, including the Company's headquarters and paint factory, which could be used as security to obtain outside financing. In addition, the Company has insurance policies on several employees which have a combined cash surrender value of $1,683. If necessary the Company could either borrow against these policies or liquidate these policies; however, management currently does not believe that either of these action is necessary and has no plans to currently seek outside financing.

         In addition, the Company has an operating loss carryforward of $3,879 for tax purposes. Accordingly, the amount of taxes in fiscal 1998 which the Company would normally pay from the improvement in operations and gain on the sale of real estate will be greatly reduced, if not eliminated.

         Management believes that internally generated funds as well as funds from the sale of excess properties will be more than adequate to satisfy its anticipated cash requirements in fiscal 1998.

                                EARL SCHEIB, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in thousands except per share data)


                                                             YEAR ENDED APRIL 30,
                                                    --------------------------------------
                                                       1997           1996            1995
------------------------------------------------------------------------------------------
Net sales                                           $48,348       $ 43,981        $ 47,288
Cost of sales                                        34,543         33,069          37,705
------------------------------------------------------------------------------------------

Gross profit                                         13,805         10,912           9,583
Selling, general and administrative expense          13,708         12,333          12,640
Restructuring charge (Note 2)                            --             --           4,287
------------------------------------------------------------------------------------------

Operating income (loss)                                  97         (1,421)         (7,344)
Other income (Note 2)                                 1,050          2,401             366
------------------------------------------------------------------------------------------

Income (loss) before income taxes                     1,147            980          (6,978)
Provision (benefit) for income taxes (Note 3)            45             85          (1,425)
------------------------------------------------------------------------------------------

Net income (loss)                                   $ 1,102       $    895        $ (5,553)
==========================================================================================
Earnings (loss) per share (Note 1)                  $  0.24       $   0.19        $  (1.22)
==========================================================================================




                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (Dollars in thousands)

                                              CAPITAL STOCK, $1 PAR
                                             -----------------------     ADDITIONAL
                                               SHARES                      PAID-IN      RETAINED
                                             OUTSTANDING      AMOUNT       CAPITAL      EARNINGS          TOTAL
----------------------------------------------------------------------------------------------------------------
Balance May 1, 1994                           4,563,000       $4,563       $5,504       $ 12,624        $ 22,691
   Net loss for the year                             --           --           --         (5,553)         (5,553)
   Stock issued under stock option plan           5,000            5           18             --              23
----------------------------------------------------------------------------------------------------------------

Balance April 30, 1995                        4,568,000        4,568        5,522          7,071          17,161
   Net income for the year                           --           --           --            895             895
----------------------------------------------------------------------------------------------------------------

Balance April 30, 1996                        4,568,000        4,568        5,522          7,966          18,056
   Net income for the year                           --           --           --          1,102           1,102
   Stock issued under stock option plan          21,000           21           74             --              95
----------------------------------------------------------------------------------------------------------------

Balance April 30, 1997                        4,589,000       $4,589       $5,596       $  9,068        $ 19,253
================================================================================================================



See the accompanying Notes to Consolidated Financial Statements.

                                EARL SCHEIB, INC.

                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)


                                                                                            APRIL 30,
                                                                                      ---------------------
                                                                                         1997          1996
-----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                          $ 2,859       $ 1,827
   Marketable securities                                                                  670           536
   Accounts receivable                                                                    582           180
   Inventories                                                                          1,284         1,389
   Prepaid expenses                                                                     1,303         1,372
   Deferred income taxes (Note 3)                                                         410           963
   Property held for sale (Note 2)                                                        530         1,096
-----------------------------------------------------------------------------------------------------------
                  Total current assets                                                  7,638         7,363

Property and equipment, less accumulated depreciation and amortization (Note 4)        18,012        18,040
Deferred income taxes (Note 3)                                                          1,898         1,345
Other, primarily cash surrender value of life insurance (Note 7)                        1,902         1,762
-----------------------------------------------------------------------------------------------------------
                                                                                      $29,450       $28,510
===========================================================================================================


LIABILITIES
Current liabilities:
   Accounts payable                                                                   $   474       $ 1,762
   Accrued expenses:
     Income taxes (Note 3)                                                              1,792            --
     Insurance                                                                            990         1,570
     Payroll                                                                            1,518         1,690
     Restructuring (Note 2)                                                               113           516
     Other                                                                              1,531         1,107
-----------------------------------------------------------------------------------------------------------
                  Total current liabilities                                             6,418         6,645

Deferred management compensation (Note 7)                                               3,425         3,809
Capitalized leases (Note 5)                                                               354            --
Commitments and contingencies (Notes 5, 7 and 8)                                           --            --


SHAREHOLDERS' EQUITY
Capital stock $1 par -- shares authorized 12,000,000;
   issued and outstanding 4,589,000 and 4,568,000 (Note 6)                              4,589         4,568
Additional paid-in capital                                                              5,596         5,522
Retained earnings                                                                       9,068         7,966
-----------------------------------------------------------------------------------------------------------
                  Total shareholders' equity                                           19,253        18,056
-----------------------------------------------------------------------------------------------------------
                                                                                      $29,450       $28,510
===========================================================================================================


See the accompanying Notes to Consolidated Financial Statements.

                                EARL SCHEIB, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)


                                                                         YEAR ENDED APRIL 30,
                                                                -------------------------------------
                                                                   1997           1996           1995
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                            $ 1,102        $   895        $(5,553)
   Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
       Write-down of assets (closed shops)                           --             --            581
       Gain on disposals of property and equipment                 (675)        (1,948)          (139)
       Depreciation                                               1,881          1,319          1,043
       Deferred income taxes                                         --           (220)          (814)
       Deferred management compensation                            (384)           209            116
       Changes in operating assets and liabilities:
         Refundable income taxes                                     --            990            179
         Accounts receivable                                       (149)             6            574
         Inventories                                                105             23            211
         Prepaid expenses                                            69            (14)           458
         Accounts payable                                        (1,288)           135            (80)
         Accrued expenses                                           932         (2,231)           870
-----------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating activities               1,593           (836)        (2,554)
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                          (3,080)        (5,155)          (929)
   Proceeds from disposals of property and equipment              2,708          5,158            343
   (Investment) reduction in marketable securities                 (134)          (536)         1,648
   Other assets                                                    (140)          (221)           598
-----------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing activities                (646)          (754)         1,660
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on capitalized leases                         (10)            --             --
   Stock options exercised                                           95             --             23
-----------------------------------------------------------------------------------------------------

Net cash provided by financing activities                            85             --             23
-----------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents              1,032         (1,590)          (871)
Cash and cash equivalents, at beginning of year                   1,827          3,417          4,288
-----------------------------------------------------------------------------------------------------

Cash and cash equivalents, at end of year                       $ 2,859        $ 1,827        $ 3,417
=====================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Income taxes refunded (paid)                                    $ 1,609        $   (51)       $  (549)
=====================================================================================================


SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

In fiscal 1997 the Company reclassified $516 from property and equipment to property held for sale and sold two properties for $253, the proceeds of which are included in accounts receivable. Additionally, the Company entered into two capital leases totaling $493, of which the current portion of $129 is included in accrued expenses.


See the accompanying Notes to Consolidated Financial Statements.

                                EARL SCHEIB, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (All dollar amounts in thousands except earnings per share and weighted average share information)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Earl Scheib, Inc. (the "Company") operates the New Earl Scheib Auto Paint and Body Shops throughout the United States which offer auto painting and auto body repair services to consumers.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements of the Company include the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS: All highly liquid investment instruments with terms of three months or less at the time of acquisition are considered to be cash equivalents while those having maturities in excess of three months are considered marketable securities.

MARKETABLE SECURITIES: Marketable securities are categorized as available for sale and consist of commercial paper. Marketable securities are carried at fair value based upon quoted market prices for each investment.

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS: The carrying value of financial assets and liabilities approximates fair value due to their short maturity.

INVENTORIES: Inventories, which are composed of auto paint and shop supplies and materials, are stated at the lower of last-in, first-out (LIFO) cost or market. A summary of inventories is as follows:

                                             APRIL 30,
                                       -------------------
                                         1997        1996
----------------------------------------------------------
Finished goods                         $1,577       $1,639
Raw materials                             317          374
LIFO reserve                             (610)        (624)
                                       -------------------
Total inventories                      $1,284       $1,389
                                       ===================

PROPERTY AND EQUIPMENT: Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Property and equipment includes equipment held by the service and supply subsidiary for sale to the auto paint shop subsidiaries. It is the Company's policy to not depreciate equipment until it is transferred to an auto paint shop for use. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes.

START-UP COSTS: Expenses associated with the opening of new auto paint shops are expensed as incurred.

INCOME TAXES: Deferred income taxes are provided at the statutory rates on the difference between the financial statement and tax basis of assets and liabilities and are classified in the consolidated balance sheet as current or long-term consistent with the classification of the related asset or liability giving rise to the deferred income taxes.

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

STOCK-BASED COMPENSATION: The Company accounts for its stock option grants in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Under the Company's current stock option plans, stock options may not be granted at a price which is less than the quoted market price of the underlying stock on the date of grant. Therefore, no compensation expense is recognized for the stock options granted. See Note 6.

LONG-LIVED ASSETS: In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, it will write-down the asset to its estimated fair value. The adoption had no effect on the Company's financial position or operating results.

PROSPECTIVE ACCOUNTING CHANGES: In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share". The Company will adopt SFAS No. 128 in fiscal 1998.

REVENUE RECOGNITION: The Company recognizes sales when the work is completed and the customer accepts delivery of the vehicle.

EARNINGS PER SHARE: Earnings per share is computed using the weighted average number of shares of common stock outstanding and common stock equivalents when dilutive (using the modified treasury stock method). Fully diluted amounts for each period do not differ materially from amounts presented. The weighted average number of shares used to compute earnings per share were 4,740,000 in 1997, 4,726,000 in 1996 and 4,568,000 in 1995.

2.  RESTRUCTURING CHARGES

During fiscal 1995 the Company restructured its operations and closed 84 unprofitable auto paint shops located primarily in the Midwest and Eastern United States. The Company recorded a pre-tax charge of $4,287 during fiscal 1995 to provide for costs associated with the restructuring plan. The charge consisted of $1,556 for lease termination costs, $591 for the writedown of long-term assets to their net realizable value, $355 for severance to terminated employees, $338 for repairs and maintenance, $333 for property taxes, $327 for warranty repair, $265 for utilities and $522 for other.

         As of April 30, 1997, $113 of the reserve for restructuring remained and was classified as a current liability in the accompanying financial statements. Management of the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

Company believes the remaining reserves will be fully utilized during fiscal
1998.

         At April 30, 1995, twenty-nine auto paint shop properties were held for sale. In 1997 the Company sold 10 of the properties held for sale plus 11 additional properties for a net gain of $893. During fiscal 1996 the Company sold 19 of the properties plus 3 additional properties at a net gain of $2,258. The net book value of the 4 remaining parcels of real estate is included as a current asset in the accompanying financial statements under the caption Property Held for Sale. Any future gain from the sale of these properties will be recognized when the properties are sold.

3.  TAXES ON INCOME

The Company and its subsidiaries file a consolidated federal income tax return. The components of the provision for income taxes are as follows:

                                    YEAR ENDED APRIL 30,
                                    --------------------
                                   1997    1996     1995
---------------------------------------------------------
Current:
   Federal                       $ --      $220   $  (500)
   State                           45        85        66
                                 -------------------------
                                   45       305      (434)
Deferred                           --      (220)     (991)
                                 -------------------------
Total                             $45      $ 85   $(1,425)
                                 =========================


         Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                  YEAR ENDED APRIL 30,
                                  --------------------

                               1997      1996         1995
----------------------------------------------------------
Tax (benefit) at U.S. federal
   statutory tax rate          35.0%     35.0%       (34.0)%
State taxes, net of
   federal benefit              2.6       5.7          0.6
Federal net operating loss    (32.7)    (26.9)        10.5
Other                          (1.0)     (5.1)         2.5
                              ----------------------------
   Total                        3.9%      8.7%       (20.4)%
                              ============================


         At April 30, 1997, net current deferred income tax assets and net long-term deferred income tax assets are comprised of the following:

                                             APRIL 30,
                                        -----------------
                                         1997         1996
----------------------------------------------------------
Deferred income tax assets - current:
   Accrued insurance                   $  304      $1,609
   Restructuring charges                   39         175
   Accrued payroll and vacation            67         179
                                       -------------------
                                       $  410      $  963
                                       ===================

Deferred income tax assets
   (liabilities)-long term:
   Net operating loss                  $1,395      $ 1,782
   Deferred compensation                1,273        1,295
   Depreciation                          (194)        (364)
   Other                                 (204)        (204)
   Valuation allowance                   (372)      (1,164)
                                       -------------------
                                       $1,898      $ 1,345
                                       ===================


         In 1997 and 1996 the Company had deferred tax assets, net of valuation allowance, of $2,308. The Company owns a substantial number of unencumbered properties, including its administrative office and its manufacturing and warehouse facility. These properties were purchased a number of years ago and could probably be sold for a gain. Should the Company's taxable income be insufficient in any one year to realize the deferred tax asset, then one or more properties could be sold for a gain to realize the tax asset. Accordingly, it is management's opinion that it is more likely than not that the net deferred tax asset of $2,308 will be realized. At April 30, 1997, the Company had federal income tax loss carryforwards for income tax reporting purposes of approximately $3,879. These loss carryforwards expire in 2010 and 2011.

         In the first quarter of fiscal 1997, the Company received federal income tax refunds of $1,696 resulting from the application of net operating loss carrybacks. Approximately $448 of the tax refunds relate to the benefit of carrying back net operating losses to periods for which the tax rates exceeded the current federal income tax rate. The $1,696 refund is currently deferred on the Company's balance sheet and will be recognized as tax benefits in the Company's future statement of operations upon the resolution of various uncertainties.

4.  PROPERTY AND EQUIPMENT

Property and equipment including their estimated useful lives consist of the following:

                                  APRIL 30,
                                  --------          ESTIMATED
                              1997      1996      USEFUL LIVES
-------------------------------------------------------------
Land                        $ 5,339   $ 6,023
Buildings and building
   improvements               9,269    10,718     8-33 years
Machinery and equipment       7,698     6,396     3-10 years
Automotive equipment            198       231     2- 4 years
Office furniture and
   equipment                  2,294     1,534     3-10 years
                                                  Life of
Leasehold improvements        4,746     3,838     Lease
                            -----------------
                             29,544    28,740
Less accumulated
   depreciation and
   amortization              11,532    10,700
                            -----------------
Net property and
   equipment                $18,012   $18,040
                            =================

See Note 2 regarding property held for sale.

5.  LEASES

In November and December 1996, the Company entered into two separate capital lease agreements for a total of $493. The leases were for computer hardware and software and were with the suppliers of the equipment. These agreements bear interest at 3.5% and 6.7% and require monthly payments for 36 months and 48 months, respectively. The agreements are secured by the hardware and software financed through these arrangements. As of April 30, 1997, the current and long-term portions of these agreements were $129 and $354, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

         The Company leases approximately one-half of its auto paint shops. Management expects that in the normal course of business such leases will be renewed or replaced by other leases. Certain lease agreements contain renewal and/or purchase options. Rent expense for fiscal 1997, 1996 and 1995 was $2,651, $2,260 and $4,656, respectively. Following is a schedule, by year, of the future minimum lease commitments as of April 30, 1997.

YEAR ENDING APRIL 30:
----------------------------------------------------
1997                                         $2,517
1998                                          1,892
1999                                          1,601
2000                                          1,296
2001                                            788
Thereafter                                      865
                                             ------
Total minimum lease payments                 $8,959
                                             ======


6.  STOCK OPTIONS

(Number of shares and options in thousands)
-------------------------------------------

In August of 1994 the Company's stockholders approved two non-qualified stock option plans. One plan allows for the granting of up to 100 shares of the Company's capital stock to non-employee directors of the Company (the "Directors' Plan"). A second plan allows for the granting of up to 300 shares of the Company's capital stock to certain employees of the Company (the "Employees' Plan"). Both plans require that the price of the shares underlying the option granted be no less than the fair market value of the shares on the date of the grant. The plans allow for discretionary vesting periods.

         During June of 1996, the Company's Board of Directors authorized an increase in the number of shares available under the Company's option plan to 150 shares for the Directors' Plan and 500 shares for the Employees' Plan. Besides the two plans discussed, the Company has made separate grants of stock options to its CEO and COO.

         In November of 1994, the Company granted a stock option for 400 shares of the Company's capital stock to the Company's president and chief executive officer. The options become vested and exercisable in a 50% installment on the first anniversary following the date of grant and in 12.5% installments in each quarter following the first anniversary of the date of grant. The options have an exercise price of $6.375 per share. As a result, the Company recognized compensation expense of $100 in fiscal 1996 which is included in selling, general and administrative expense in the consolidated statements of operations.

         In January of 1995, the Company granted a stock option for 200 shares of the Company's capital stock to the Company's chief operating officer. The options were granted at fair market value or higher and become vested and exercisable in a 50% installment on the first anniversary following the date of grant and in 12.5% installments in each quarter following the first anniversary of the date of grant. The exercise price is $5.50 per share for the option to purchase the first 100 shares and $9.00 per share for the option to purchase the second 100 shares.

         Stock option transactions are summarized as follows;

                                                   WEIGHT
                                                   AVERAGE
                     NUMBER OF     OPTION PRICE   EXERCISE
                      SHARES        PER SHARE       PRICE
-----------------------------------------------------------
Outstanding at
   April 30, 1994       46     $11.23   -  $12.35    $11.62
     Granted           932      $4.50   -  $ 9.00     $6.28
     Exercised          (5)     $4.50                 $4.50
     Cancelled         (58)     $4.50   -  $11.23     $6.57
                       ------------------------------------
Outstanding at
   April 30, 1995      915      $4.50   -  $12.35     $6.54
     Granted           191      $5.13   -  $ 9.00     $7.00
     Exercised         --          --                   --
     Cancelled         (40)     $4.50   -  $12.35     $8.65
                       ------------------------------------
Outstanding at
   April 30, 1996    1,066      $4.50   -  $11.23     $6.54
     Granted           107      $6.88   -  $10.00     $7.33
     Exercised         (21)     $4.50                 $4.50
     Cancelled         (83)     $4.50   -  $11.23     $6.51
                       ------------------------------------
Outstanding at
   April 30,1997     1,069      $4.50   -  $11.23     $6.67
                     ======================================

                                         APRIL 30,
                                ---------------------------
                                1997       1996        1995
-----------------------------------------------------------
Shares exercisable               749        387          28
Shares available for grant at
   end of the year               164        253         108
                                 --------------------------


The following table summarizes information about stock options outstanding at April 30, 1997:

                   OPTIONS OUTSTANDING
---------------------------------------------------------
                                    WEIGHTED     WEIGHTED
                  OUTSTANDING        AVERAGE      AVERAGE
   RANGE OF      AT APRIL 30,       REMAINING    EXERCISE
EXERCISE PRICE       1997         LIFE (YEARS)     PRICE
---------------------------------------------------------
$4.50-$5.50           235             7.6           $5.05
$5.50-$6.50           450             3.3           $6.33
$6.50-$11.23          384             8.5           $8.04
                    -----
                    1,069
                    -----

                    OPTIONS EXERCISABLE
--------------------------------------------------------
   RANGE OF         EXERCISABLE AT      WEIGHTED AVERAGE
EXERCISE PRICE      APRIL 30, 1997       EXERCISE PRICE
-------------------------------------------------------
$4.50-$5.50               157                 $5.19
$5.50-$6.50               417                 $6.36
$6.50-$11.23              175                 $8.61
                          ---
                          749
                          ---

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

If the Company had followed SFAS No. 123, "Accounting for Stock-Based Compensation", in determining compensation cost from stock options, then the Company would have had pro forma net income and earnings per share indicated below:

                                               APRIL 30,
                                           ----------------
                                           1997        1996
------------------------------------------------------------
Net income:
   As reported                           $1,102        $895
   Pro forma                                864         895
Net income per common share:
   As reported                            $0.24       $0.19
   Pro forma                               0.19        0.19


Because options vest over several years and additional options are granted each year, the effects on pro forma net income and related per share amounts presented above are not representative of the effect for future years.

         The fair market value of stock options granted for purposes of the SFAS 123 compensation was determined by using the Black-Scholes option-pricing model and the following assumptions: a risk-free interest rate of between 5.86% and 6.8%; an expected life of 10 years; expected volatility of 32.8% in fiscal 1997 and 52.9% in fiscal 1996 and no expected dividend. The weighted-average fair value of the options issued by the Company in fiscal 1997 and 1996 was $4.25 and $4.33, respectively.

7.  DEFERRED MANAGEMENT COMPENSATION

In 1987 the Company adopted a non-qualified supplemental compensation plan (the "Plan") to provide benefits (including post retirement health care and death benefits) to certain employees who were officers or key employees of the Company prior to fiscal 1995 (admission to the plan was discontinued at the beginning of fiscal 1995). Participants are required to share in the cost of the Plan by deferring a portion of their annual compensation for that purpose. Deferred compensation expense under the Plan for fiscal 1997, 1996 and 1995 was $358, $329 and $236, respectively.

         The cost of the Plan is determined through actuarial methods using a 7% discount rate in 1997 and 1996. The Plan at April 30, 1997 and 1996, had nonvested and total obligations (all of which are accrued in the Company's financial statements), net of unrecognized gains and prior service costs, of $3,744 and $3,809 respectively. The net pension expense in fiscal 1997 consisted principally of interest costs.

         The Company entered into whole life insurance contracts, to meet its obligations under the Plan. As of April 30, 1997, these contracts had cash surrender values of $1,683. The Company was not obligated to enter into these contracts and is not required to use the proceeds to pay for the Plan.

8.  COMMITMENTS AND CONTINGENCIES

The Company has an agreement with its bank to finance a letter of credit facility under which the bank has issued approximately $3,284 in standby letters of credit at April 30, 1997. The letters of credit are in favor of the Company's insurance carrier and secure the unfunded portion of the Company's estimated worker's compensation insurance liabilities.

         The Company is involved in several legal proceedings and claims which arise in the ordinary course of its business. Management believes that the amount of ultimate liability with respect to these matters should not materially affect the Company's financial statements.

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP


To the Stockholders and Board of Directors
Earl Scheib, Inc.

We have audited the accompanying consolidated balance sheets of Earl Scheib, Inc. and subsidiaries as of April 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company and subsidiaries for the year ended April 30, 1995, were audited by other auditors whose report, dated June 26, 1995, expressed an unqualified opinion on those statements.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Earl Scheib, Inc. and subsidiaries as of April 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
--------------------------
Los Angeles, California
July 11, 1997

                                EARL SCHEIB, INC.

                             SELECTED FINANCIAL DATA
   (Amounts in thousands of dollars except per share data and number of shops)

                                                                             YEAR ENDED APRIL 30,
                                                        1997            1996           1995            1994           1993
---------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales                                             $48,348         $43,981        $47,288         $48,492        $53,648
Net income (loss)                                       1,102             895         (5,553)         (1,827)          (110)
Per share:
   Earnings (loss)                                       0.24            0.19          (1.22)          (0.40)         (0.02)
   Cash dividends declared                                --              --             --             0.09           0.18


FINANCIAL POSITION
Property and equipment, net                           $18,012         $18,040        $14,868         $19,409        $19,662
Total assets                                           29,450          28,510         29,502          34,126         34,762
Long-term liabilities                                   3,779           3,809          3,600           3,484          3,198
Shareholders' equity                                   19,253          18,056         17,161          22,691         24,929
Number of shops at the end of the year                    158             160            164             248            260
===========================================================================================================================

MARKET INFORMATION

Earl Scheib, Inc. is listed and traded on the America Stock Exchange under the ticker symbol "ESH". As of April 30, 1997 there were approximately 287 record holders of the Company's stock according to records maintained by the Company's transfer agent. The high and low sales prices of the stock for each of the fiscal quarters of 1997 and 1996 are as follows:


                                                               1997                                      1996
---------------------------------------------------------------------------------------------------------------------------
                                                 1st       2nd      3rd       4th           1st      2nd       3rd      4th
                                                 QTR.      QTR.     QTR.      QTR.          QTR.     QTR.      QTR.     QTR.
---------------------------------------------------------------------------------------------------------------------------
High                                           $8 1/4   $8 13/16  $7 1/4    $7 3/8          $7    $6 3/4     $8 3/4     $8
Low                                             6 1/2      6 3/4   6 1/8   5 11/16           5   4 15/16      5          6

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The statements which are not historical facts contained in this Annual
Report are forward looking statements that involve risks and uncertainties, including, but not limited to, the effect of weather, the effect of economic conditions, the impact of competitive products, services and pricing, capacity and supply constraints or difficulties, changes in laws and regulations applicable to the Company, the impact of the renovation of a majority of the Company's operating paint shops to the New Earl Scheib Format, the impact of the Company's new Europaint(TM), the impact of the Company's organizational restructuring, the impact of advertising and promotional activities and the effect of the Company's accounting policies.