Form 10-K, Exhibit 13
period 1998-04-30
SCHEIB EARL INC
filed 1998-07-27
CIK 87196

                                EARL SCHEIB, INC.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS
                                 OF OPERATIONS


The following table sets forth the Company's operating results for the periods indicated. Amounts are shown in thousands of dollars and as a percentage of sales.



                                                                       YEAR ENDED APRIL 30,
                                                -------------------------------------------------------------------
                                                         1998                   1997                   1996
-------------------------------------------------------------------------------------------------------------------
Net sales                                       $ 50,839     100.0%    $ 48,348     100.0%     $ 43,981      100.0%
Cost of sales                                     37,048      72.9       34,543      71.4        33,069       75.2
-------------------------------------------------------------------------------------------------------------------
Gross profit                                      13,791      27.1       13,805      28.6        10,912       24.8
Selling, general and administrative expense       12,770      25.1       13,708      28.4        12,333       28.0
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                            1,021       2.0           97       0.2        (1,421)      (3.2)
Other income                                         112        .2        1,050       2.2         2,401        5.4
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                         1,133       2.2        1,147       2.4           980        2.2
Provision for income taxes                            69        .1           45       0.1            85        0.2
-------------------------------------------------------------------------------------------------------------------
Net income                                      $  1,064       2.1%    $  1,102       2.3%     $    895        2.0%
===================================================================================================================



FISCAL YEAR ENDED APRIL 30, 1998 ("FISCAL 1998") COMPARED TO FISCAL YEAR ENDED APRIL 30, 1997 ("FISCAL 1997")


Total sales for Fiscal 1998 increased $2,491 or 5.2% from Fiscal 1997. This increase resulted from a $2,765 or 6.0% same shop increase less $274 from net shop closures. Management believes that the same shop sales increase resulted from new product offerings including the Company's recent introduction of EuroPaint(R), improvements in shop operations, the impact of our new sales force to corporate fleet accounts and improved quality of our services.


         Cost of sales increased as a percentage of sales from 71.4% in Fiscal 1997 to 72.9% in Fiscal 1998. In dollars, cost of sales for Fiscal 1998 increased $2,505 or 7.3% from Fiscal 1997. The increase in cost of sales is largely due to the increase in material cost of our new EuroPaint(R) and associated components compared to the cost of the old paint.

         Selling, general and administrative expense decreased by $938 or 3.3% of sales in Fiscal 1998 compared to fiscal 1997. Advertising expense decreased by $819 (which represents 87.3% of the decrease in selling, general and administrative expense between Fiscal 1998 and Fiscal 1997). Decreases in insurance expense due mainly to lower group medical insurance, decreases in the expense of the accounting department due to our new management information system and lower telecommunication costs due to renegotiated contracts accounted for $517 of the decrease (which represents 55.1% of the decrease in selling, general and administrative expense between Fiscal 1998 and Fiscal 1997). These decreases were partially offset by one time costs to install the new management information system, the expense of our new outside sales force, expansion of our real estate department, cost of living salary increases for support staff and the expense of a new program to hire and develop individuals from outside the Company who have the potential of becoming future Division Managers for the Company.

         Other income consists of gains from the sale of excess real estate and interest income. During Fiscal 1998, the Company sold three properties for a net gain of $33 compared to a net gain of $893 from the sale of 21 properties in Fiscal 1997. Interest income net of interest expense, generated from the investment of cash in short-term instruments, was lower in Fiscal 1998 than in Fiscal 1997, $79 and $157, respectively. This decrease in interest income resulted mainly from lower yields in Fiscal 1998.

         The majority of the Company's Fiscal 1998 and all of the Company's Fiscal 1997 federal income tax provisions were offset by net operating loss carryforwards from past years. Due to income allocation and state income tax laws, only part of the Company's income before taxes in Fiscal 1998 and 1997 was offset by the net operating loss carryforwards for state income tax purposes. The Company provided $53 and $45 in taxes in Fiscal 1998 and 1997, respectively, for taxes in those states which were not offset by net operating loss carryforwards.


FISCAL YEAR ENDED APRIL 30, 1997 ("FISCAL 1997") COMPARED TO FISCAL YEAR ENDED APRIL 30, 1996 ("FISCAL 1996")


Total sales for Fiscal 1997 increased $4,367 or 9.9% from Fiscal 1996. This increase resulted from a $5,740 or 13.8% same shop increase less $1,373 from net shop closures. The same shop increase resulted from the roll-out of the Company's "New Earl Scheib Shop" format for the paint and body shops, new product offerings including the Company's recent introduction of EUROPAINT(R), improvements in shop operations and in the quality of our services.

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

         Selling, general and administrative expense increased by $1,375 or 0.4% of sales in Fiscal 1997 compared to Fiscal 1996. Advertising expense increased by $666 (which represents 48.5% of the increase in selling, general and administrative expense between Fiscal 1997 and Fiscal 1996) due to additional promotion expense to introduce the New Earl Scheib Shop format as well as various other advertising experiments. Decreases in net lease income and miscellaneous income accounted for $277 (which represents 20.2% of the increase in selling, general and administrative expense between Fiscal 1997 and Fiscal
1996) of the increase.

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

         In Fiscal 1996 the Company did not recognize its entire 1995 net operating loss carryforwards as a tax benefit for financial reporting purposes. Accordingly, tax benefits from the 1995 net operating loss were available to more than offset the Company's financial federal tax provision for Fiscal 1997. Due to income allocation and state income tax laws, the Company did have income tax liabilities in some states for which it provided $45.


LIQUIDITY AND CAPITAL RESOURCES


The Company's cash requirements are based upon its seasonal working capital needs (the first and second quarters and occasionally the fourth quarter usually have positive cash flow from operations while the third and occasionally the fourth quarters are net users of cash) and its capital requirements for new shops and capitalized additions and improvements.

         As of April 30, 1998, the Company had current assets of $8,388 and current liabilities of $7,467 for a net working capital position of $921. The Company's long-term financial obligations consist of its deferred compensation plan and two minor capital leases. During the fiscal year ending April 30, 1999 ("Fiscal 1999") the Company plans on opening up to 20 new shops (depending upon the availability of locations) and performing various fixed asset improvements for an estimated cost of $3,400.

         In Fiscal 1998 the Board of Directors announced that it had authorized the repurchase of up to 500,000 shares which is approximately 11% of the Company's common stock outstanding. The share purchase plan authorizes the Company to make purchases from time-to-time in the open market or through privately negotiated transactions and that the purchases will be dependent on market conditions and availability of shares. Repurchased common shares will be added to the Company's treasury shares and may be used to meet common stock requirements for future benefit plans and other corporate purposes. Purchases will be made with existing company cash or future cash flows from operations.

         Historically, a major source of cash flow for the Company is from operations. During Fiscal 1998, cash provided by operations was $3,814, an improvement of $2,221 or 139% compared to $1,593 in cash flow provided from operations in Fiscal 1997.

         The Company has 73 parcels of nonencumbered property, including the Company's headquarters and paint factory, which could be either sold or used as security to obtain outside financing. In addition, the Company has insurance policies on several employees which have a combined cash surrender value of $1,642. If necessary the Company could either borrow against or liquidate these policies; however, management currently does not believe that either of these actions is necessary and has no plans to currently seek outside financing.

         Management believes that internally generated funds should be more than adequate to satisfy the Company's anticipated cash requirements for operations, share repurchases and projected capital expenditures through Fiscal 1999.

                                EARL SCHEIB, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  (Dollars in thousands except per share data)



                                                       YEAR ENDED APRIL 30,
                                               ---------------------------------
                                                   1998        1997        1996
--------------------------------------------------------------------------------
Net sales                                      $ 50,839    $ 48,348    $ 43,981
Cost of sales                                    37,048      34,543      33,069
--------------------------------------------------------------------------------
Gross profit                                     13,791      13,805      10,912
Selling, general and administrative expense      12,770      13,708      12,333
--------------------------------------------------------------------------------
Operating income (loss)                           1,021          97      (1,421)
Other income                                        112       1,050       2,401
--------------------------------------------------------------------------------
Income before income taxes                        1,133       1,147         980
Provision for income taxes (Note 2)                  69          45          85
--------------------------------------------------------------------------------
Net income                                     $  1,064    $  1,102    $    895
================================================================================
Earnings per share (Note 1)
   Basic                                       $   0.23    $   0.24    $   0.20
   Diluted                                     $   0.22    $   0.23    $   0.19
================================================================================


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (Dollars in thousands)

                                                CAPITAL STOCK, $1 PAR
                                               -----------------------    ADDITIONAL
                                                 SHARES                     PAID-IN     RETAINED      TREASURY
                                               OUTSTANDING     AMOUNT       CAPITAL     EARNINGS        STOCK       TOTAL
---------------------------------------------------------------------------------------------------------------------------
Balance May 1, 1995                             4,568,000       $4,568      $5,522      $  7,071      $    --       $17,161
   Net income for the year                            --           --          --            895           --           895
---------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1996                          4,568,000        4,568       5,522         7,966           --        18,056
   Net income for the year                            --           --          --          1,102           --         1,102
   Stock issued under stock option plan            21,000           21          74           --            --            95
---------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1997                          4,589,000        4,589       5,596         9,068           --        19,253
   Net income for the year                            --           --          --          1,064           --         1,064
   Stock issued under stock option plan           193,000          193       1,002           --            --         1,195
   Treasury stock acquired                       (123,000)         --          --            --         (1,077)      (1,077)
---------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1998                          4,659,000       $4,782      $6,598       $10,132     $  (1,077)     $20,435
===========================================================================================================================


See the accompanying Notes to Consolidated Financial Statements.

                                EARL SCHEIB, INC.

                           CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)



                                                                                                           APRIL 30,
                                                                                                  -------------------------
                                                                                                      1998             1997
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                      $  4,203         $  2,859
   Marketable securities                                                                               --               670
   Accounts receivable                                                                                 627              582
   Inventories                                                                                       1,251            1,284
   Prepaid expenses                                                                                  1,568            1,303
   Deferred income taxes (Note 2)                                                                      714              410
   Property held for sale                                                                               25              530
---------------------------------------------------------------------------------------------------------------------------
                  Total current assets                                                               8,388            7,638
Property and equipment, less accumulated depreciation and amortization (Note 3)                     19,375           18,012
Deferred income taxes (Note 2)                                                                       1,877            1,898
Other, primarily cash surrender value of life insurance (Note 6)                                     1,846            1,902
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   $31,486          $29,450
===========================================================================================================================

LIABILITIES
Current liabilities:
   Accounts payable                                                                               $    964         $    474
   Accrued expenses:
     Income taxes (Note 2)                                                                           2,078            1,792
     Insurance                                                                                         813              990
     Payroll                                                                                         1,530            1,518
     Other                                                                                           2,082            1,644
---------------------------------------------------------------------------------------------------------------------------
                  Total current liabilities                                                          7,467            6,418

Deferred management compensation (Note 6)                                                            3,363            3,425
Capitalized leases (Note 4)                                                                            221              354
Commitments and contingencies (Notes 4, 6 and 7)                                                       --               --


SHAREHOLDERS' EQUITY
Capital stock $1 par -- shares authorized 12,000,000;                                                4,782            4,589
   4,782,000 issued and 4,659,000 outstanding at April 30, 1998 and 4,589,000 issued and outstanding at April 30, 1997 (Note 5)
Additional paid-in capital                                                                           6,598            5,596
Retained earnings                                                                                   10,132            9,068
Treasury stock                                                                                      (1,077)             --
---------------------------------------------------------------------------------------------------------------------------
                  Total shareholders' equity                                                        20,435           19,253
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   $31,486          $29,450
===========================================================================================================================




See the accompanying Notes to Consolidated Financial Statements.

                                EARL SCHEIB, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)



                                                                                   YEAR ENDED APRIL 30,
                                                                            ---------------------------------
                                                                               1998        1997        1996
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                               $ 1,064     $ 1,102     $   895
   Adjustments to reconcile net income to net cash provided by (used in)
     operating activities:
       Gain on disposals of property and equipment                              (33)       (675)     (1,948)
       Write-down of property and equipment                                     159        --          --
       Depreciation                                                           2,323       1,881       1,319
       Deferred income taxes                                                   (283)       --          (220)
       Deferred management compensation                                         (87)       (384)        209
       Changes in operating assets and liabilities
         Refundable income taxes                                               --          --           990
         Accounts receivable                                                    (45)       (149)          6
         Inventories                                                             33         105          23
         Prepaid expenses                                                      (265)         69         (14)
         Accounts payable                                                       490      (1,288)        135
         Accrued expenses                                                       458         932      (2,231)

-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                           3,814       1,593        (836)
-------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                      (3,870)     (3,080)     (5,155)
   Proceeds from disposals of property and equipment                            563       2,708       5,158
   Reduction (investment) in marketable securities                              670        (134)       (536)
   Other assets                                                                  56        (140)       (221)

-------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        (2,581)       (646)       (754)
-------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on capitalized leases                                    (128)        (10)       --
   Stock options exercised                                                      239          95        --
-------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                       111          85        --
-------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          1,344       1,032      (1,590)
Cash and Cash Equivalents, at beginning of year                               2,859       1,827       3,417
-------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents, at end of year                                   $ 4,203     $ 2,859     $ 1,827
=============================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURE
Income taxes (paid) refunded                                                $   (75)    $ 1,609     $   (51)
=============================================================================================================



SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES.

In fiscal 1998 the Company received $1,077 in treasury stock as payment for the exercise price of certain stock options exercised during the year ($956) and as payment of payroll taxes related to the exercise of the stock options ($121).


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

                                EARL SCHEIB, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (Dollars in thousands except per share data)


1.  Summary of Significant Accounting Policies


NATURE OF BUSINESS: Earl Scheib, Inc. (the "Company") operates the New Earl Scheib Auto Paint and Body Shops throughout the United States which offer auto painting and auto body repair services to consumers and businesses.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements of the Company include the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of financial assets and liabilities approximates fair value due to their short maturity.

INVENTORIES: Inventories, which are composed of auto paint, shop supplies and materials, are stated at the lower of last-in, first-out (LIFO) cost or market. A summary of inventories is as follows:

                                             APRIL 30,
                                       -------------------
                                         1998         1997
----------------------------------------------------------
Finished goods                         $1,497       $1,577
Raw materials                             320          317
LIFO reserve                             (566)        (610)
                                       -------------------
Total inventories                      $1,251       $1,284
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

INCOME TAXES: Deferred income taxes are provided at the statutory rates on the difference between the financial statement and tax basis of assets and liabilities and are classified in the consolidated balance sheet as current or long-term consistent with the classification of the related asset or liability giving rise to the deferred income taxes. The carrying value of deferred income tax assets is determined based upon an evaluation of whether the realization of such assets is more likely than not.

STOCK-BASED COMPENSATION: The Company accounts for its stock option grants in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Under the Company's current stock option plans, stock options may not be granted at a price which is less than the quoted market price of the underlying stock on the date of grant. Therefore, no compensation expense is recognized for the stock options granted. See Note 5.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, it will write down the asset to its estimated fair value.

REVENUE RECOGNITION: The Company recognizes sales when the work is completed and the customer accepts delivery of the vehicle.

EARNINGS PER SHARE: The Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. SFAS No. 128 requires the Company to present basic and diluted earnings per share on the face of the income statement.

         Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The only dilutive securities the Company has outstanding are stock options issued to the Company's Board of Directors, management and employees. SFAS No. 128 requires restatement of all prior period earnings per share data presented.

         The weighted average number of shares used to calculate basic earnings per share was 4,605,000, 4,575,000 and 4,568,000 for the years ended April 30, 1998, 1997 and 1996, respectively. The weighted average number of shares used to calculate diluted earnings per share was 4,762,000, 4,693,000 and 4,647,000 for the years ended April 30, 1998, 1997 and 1996, respectively. The effect of dilutive securities which consisted wholly of stock options in increasing the weighted average shares outstanding was 157,000, 118,000 and 79,000 shares for the years ended April 30, 1998, 1997 and 1996, respectively.

PROSPECTIVE ACCOUNTING CHANGES: SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", is effective for fiscal years beginning after December 15, 1997. SFAS 131 requires that public companies report certain information about operating segments, products, services, and geographical areas in which they operate and their major customers. The Company does not expect adoption of SFAS 131 to have an impact on its financial position or results of operations. The Company has not yet determined the impact upon future financial statement disclosures.

RECLASSIFICATION: Certain reclassifications have been made in the year ended April 30, 1997 ("fiscal 1997") and the year ended April 30, 1996 ("fiscal 1996") amounts to conform to the year ended April 30, 1998 ("fiscal 1998") presentation.


2.  Taxes on Income


The components of the provision for income taxes are as follows:

                                    YEAR ENDED APRIL 30,
                                  -------------------------
                                   1998     1997      1996
-----------------------------------------------------------
Current:
   Federal                        $ 299    $ --      $ 220
   State                             53       45        85
                                  -------------------------
                                    352       45       305
Deferred                           (283)     --       (220)
                                  -------------------------
   Total                          $  69      $45     $  85
                                  =========================

         Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                     YEAR ENDED APRIL 30,
                                  -------------------------
                                   1998      1997     1996
-----------------------------------------------------------
Tax at U.S. Federal
   statutory tax rate              34.0%     34.0%    34.0%
State taxes, net of
   federal benefit                  3.1       2.6      5.7
Federal net operating loss        (29.0)    (32.7)   (26.9)
Other                              (2.0)    --        (4.1)
                                  -------------------------
   Total                            6.1%      3.9%     8.7%
                                  =========================

         At April 30, 1998, net current deferred income tax assets and net long-term deferred income tax assets are comprised of the following:

                                             APRIL 30,
                                       -------------------
                                         1998        1997
----------------------------------------------------------
Deferred income tax assets-current:
   Alternative Minimum Tax Credit      $   300     $  --
   Accrued insurance                       283         304
   Accrued payroll and vacation             38          67
   Other                                    93          39
                                       -------------------
                                       $   714     $   410
                                       ===================

Deferred income tax assets
   (liabilities)-long term:
   Net operating loss                  $ 1,098     $ 1,395
   Deferred compensation                 1,143       1,273
   Depreciation                           (153)       (194)
   Other                                  (168)       (204)
   Valuation allowance                     (43)       (372)
                                       -------------------
                                       $ 1,877     $ 1,898
                                       ===================

         In 1998 and 1997 the Company had deferred income tax assets, net of valuation allowance, of $2,591 and $2,308, respectively. The Company owns a substantial number of unencumbered properties, including its administrative office and its manufacturing and warehouse facility. These properties were purchased a number of years ago and could probably be sold for a gain. Should the Company's taxable income be insufficient in any one year to realize the deferred income tax asset, then one or more properties could be sold for a gain to realize the income tax asset. Accordingly, it is management's opinion that it is more likely than not that the net deferred income tax asset will be realized.

         In the first quarter of fiscal 1997, the Company received federal income tax refunds of $1,696 resulting from the application of net operating loss carrybacks. Approximately $448 of the tax refunds relate to the benefit of carrying back net operating losses to periods for which the tax rates exceeded the current federal income tax rate. The $448 refund relating to the difference in federal tax rates is currently deferred on the Company's balance sheet.


3.  Property and Equipment


Property and equipment including their estimated useful lives consist of the following:

                              APRIL 30,
                          -----------------     ESTIMATED
                            1998      1997     USEFUL LIFE
----------------------------------------------------------
Land                      $ 5,339   $ 5,339
Buildings and building
   improvements             9,567     9,269    8-33 years
Machinery and equipment     9,117     7,698    3-10 years
Automotive equipment          142       198    2-4 years
Office furniture and
   equipment                2,605     2,294    3-10 years
                                               Life of
Leasehold improvements      6,013     4,746    Lease
                          -----------------
                           32,783    29,544
Less accumulated
   depreciation and
   amortization            13,408    11,532
                          -----------------
Net property and
   equipment              $19,375   $18,012
                          =================


4.  Leases


In November and December 1996, the Company entered into two separate capital lease agreements for a total of $493. The leases were for computer hardware and software and were with the suppliers of the equipment. These agreements bear interest at 3.5% and 6.7% and require monthly payments for 36 months and 48 months, respectively. The agreements are secured by the hardware and software financed through these arrangements. As of April 30, 1998, the current and long-term portions of these agreements were $134 and $221, respectively.

         The Company leases approximately 57% of its auto paint shops. Management expects that in the normal course of business such leases will be renewed or replaced by other leases. Certain lease agreements contain renewal and/or purchase options. Rent expense for Fiscal 1998, 1997 and 1996 was $2,995, $2,651 and $2,260, respectively. Following is a schedule, by year, of the future minimum lease commitments as of April 30, 1998.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (Dollars in thousands except per share data)



YEAR ENDING APRIL 30:
---------------------------------------
1999                            $ 2,848
2000                              2,594
2001                              2,196
2002                              1,612
2003                                969
Thereafter                          974
                                -------
Total minimum lease payments    $11,193
                                =======

5.  Stock Options

    (Number of shares and options in thousands)

In August of 1994 the Company's stockholders approved two nonqualified stock option plans. One plan allows for the granting of up to 100 shares of the Company's capital stock to nonemployee directors of the Company (the "Directors' Plan"). A second plan allows for the granting of up to 300 shares of the Company's capital stock to certain employees of the Company (the "Employees' Plan"). Both plans require that the price of the shares underlying the option granted be no less than the fair market value of the shares on the date of the grant. The plans allow for discretionary vesting periods.

         During June of 1996, the Company's Board of Directors authorized an increase in the number of shares available under the Company's option plans to 150 shares for the Directors' Plan and 500 shares for the Employees' Plan. Besides the two plans discussed, the Company has made separate grants of stock options to its chief executive officer and chief operating officer.

         In November of 1994, the Company granted a stock option for 400 shares of the Company's capital stock to the Company's chief executive officer. The options become vested and exercisable in a 50% installment on the first anniversary following the date of grant and in 12.5% installments in each quarter following the first anniversary of the date of grant. The options have an exercise price of $6.375 per share. As a result, the Company recognized compensation expense of $100 which is included in selling, general and administrative expense in the fiscal 1996 consolidated statement of operations.

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


         Stock option transactions are summarized as follows:

                                                  WEIGHTED
                         NUMBER                    AVERAGE
                           OF     OPTION PRICE    EXERCISE
                         SHARES    PER SHARE        PRICE
-----------------------------------------------------------
Outstanding at
   May 1, 1995            915    $4.50  - $12.35    $6.54
     Granted              191    $5.13  - $ 9.00    $7.00
     Exercised            --     $         --         --
     Canceled             (40)   $4.50  - $12.35    $8.65
                        -----------------------------------
Outstanding at
   April 30, 1996       1,066    $4.50  - $11.23    $6.54
     Granted              107    $6.88  - $10.00    $7.33
     Exercised            (21)   $4.50              $4.50
     Canceled             (83)   $4.50  - $11.23    $6.51
                        -----------------------------------
Outstanding at
   April 30, 1997       1,069    $4.50  - $11.23    $6.67
     Granted              150    $8.75              $8.75
     Exercised           (193)   $4.50  - $7.875    $6.17
     Canceled             (48)   $4.50  - $7.875    $6.93
                        -----------------------------------
Outstanding at
   April 30,1998          978    $4.50  - $11.23    $7.07
                        ===================================

                                           APRIL 30,
                                    -----------------------
                                    1998     1997      1996
-----------------------------------------------------------
Shares exercisable                   682      749       387
Shares available for grant at
   end of year                        61      164       253
                                    =======================




         The following table summarizes information about stock options outstanding:

                     OPTIONS OUTSTANDING
---------------------------------------------------------
                                    WEIGHTED     WEIGHTED
   RANGE OF        OUTSTANDING       AVERAGE      AVERAGE
   EXERCISE        AT APRIL 30,    REMAINING     EXERCISE
     PRICE            1998            LIFE         PRICE
---------------------------------------------------------
$4.50-$ 5.50           197            6.6          $5.13
$5.50-$ 6.50           300            2.6          $6.31
$6.50-$11.23           481            8.2          $8.34
                    ---------
                       978
                    =========

                   OPTIONS EXERCISABLE
------------------------------------------------------------
                                              WEIGHTED
    RANGE OF         EXERCISABLE AT       AVERAGE EXERCISE
 EXERCISE PRICE      APRIL 30, 1998             PRICE
------------------------------------------------------------
  $4.50-$ 5.50             163                  $5.20
  $5.50-$ 6.50             283                  $6.33
  $6.50-$11.23             236                  $8.38
                       ----------
                           682
                       ==========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (Dollars in thousands except per share data)


         If the Company had followed SFAS No. 123, "Accounting for Stock-Based Compensation", in determining compensation cost from stock options, then the Company would have had a pro forma net income and earnings per share indicated below:

                                         APRIL 30,
                             -----------------------------
                               1998         1997      1996
----------------------------------------------------------
Net income:
   As reported               $1,064       $1,102     $ 895
   Pro forma                    493          864       895
Net income per
common share:
   As reported:
      Basic                  $ 0.23      $  0.24     $0.20
      Diluted                  0.22         0.23      0.19
   Pro forma:
      Basic                    0.11         0.18      0.20
      Diluted                  0.10         0.18      0.19

         Because options vest over several years and additional options are granted each year, the effects on pro forma net income and related per share amounts presented above are not representative of the effect for future years

         The fair market value of stock options granted for purposes of the SFAS No. 123 compensation was determined by using the Black-Scholes option-pricing model and the following assumptions: a weighted average risk-free interest rate of 5.86%, 6.77% and 7.91% for fiscal 1998, 1997 and 1996, respectively; an expected life of 10 years; expected volatility of 32.6%, 32.8% and 52.9% in fiscal 1998, 1997 and 1996, respectively, and no expected dividend. The weighted-average fair value of the options issued by the Company in fiscal 1998, 1997 and 1996 was $4.90, $4.25 and $4.33, respectively.


6.  Deferred Management Compensation


The Company in 1987 adopted a non-qualified supplemental compensation plan (the "Plan") to provide benefits (including post retirement health care and death benefits) to certain employees who were officers or key employees of the Company prior to fiscal 1995 (admission to the plan was discontinued at the beginning of fiscal 1995). Participants are required to share in the cost of the Plan by deferring a portion of their annual compensation for that purpose. Deferred compensation expense under the Plan for Fiscal 1998, 1997 and 1996 was $181, $358 and $329, respectively.

         The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% for fiscal 1998, 1997 and 1996. Due to the compensation agreements having predetermined fixed dollar amounts of benefits, no rates of increase in future compensation were used. The table below sets forth the funded status and amounts recognized in the Company's consolidated financial statements for the supplemental compensation plan:

                                            AS OF APRIL 30,
                                         -------------------
                                            1998      1997
------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation             $   --    $   --
   Nonvested benefit obligation           (2,952)   (2,986)
                                         -------------------
Accumulated benefit obligation            (2,952)   (2,986)
Projected benefit obligation              (2,952)   (2,986)
Plan assets at fair  value                   --        --
                                         -------------------
Projected benefit obligation in
excess of plan assets                     (2,952)   (2,986)
Unrecognized net gains                      (106)     (100)
Unrecognized net transition obligation       --        --
Unrecognized prior service cost             (599)     (658)
                                         -------------------
Accrued pension obligations              $(3,657)  $(3,744)
                                         ===================

                                          FOR THE YEAR
                                         ENDED APRIL 30,
                                   --------------------------
                                    1998      1997     1996
-------------------------------------------------------------
Net pension expense
was comprised of:
   Service cost                    $  40     $  92    $  98
   Interest cost                     200       262      249
   Return on plan assets             --        --       --
   Net amortization and
   deferral                          (59)        4      (18)
                                   --------------------------
   Net periodic pension
   expense                         $ 181     $ 358    $ 329
                                   ==========================


         The Company entered into whole life insurance contracts, to meet its obligations under the Plan. As of April 30, 1998 and 1997, these contracts had cash surrender values of $1,642 and $1,683, respectively. The Company was not obligated to enter into these contracts and is not required to use the proceeds to pay for the Plan.


7.  Commitments and Contingencies

The Company has an agreement with its bank to finance a letter of credit facility under which the bank has issued approximately $4,689 in standby letters of credit at April 30, 1998. The letters of credit are in favor of the Company's insurance carrier and secure the unfunded portion of the Company's estimated worker's compensation insurance liabilities.

         The Company is involved in several legal proceedings and claims which arise in the ordinary course of its business. Management believes that the amount of ultimate liability with respect to these matters should not materially affect the Company's financial statements.

INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of Directors
Earl Scheib, Inc.


We have audited the accompanying consolidated balance sheets of Earl Scheib, Inc. (the "Company") and subsidiaries as of April 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Earl Scheib, Inc. and subsidiaries as of April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998 in conformity with generally accepted accounting principles.



Los Angeles, California
July 10, 1998

EARL SCHEIB, INC.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share data)

                                                              YEAR ENDED APRIL 30,
                                          ----------------------------------------------------------
                                              1998        1997        1996        1995         1994
----------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Net sales                                 $ 50,839    $ 48,348    $ 43,981    $ 47,288     $ 48,492
Net income (loss)                            1,064       1,102         895      (5,553)      (1,827)
Per share:
   Earnings - Basic                           0.23        0.24        0.20       (1.22)       (0.40)
   Earnings - Diluted                         0.22        0.23        0.19       (1.22)       (0.40)
   Cash dividends declared                      --          --          --          --         0.09

FINANCIAL POSITION
Property and equipment, net               $ 19,375    $ 18,012    $ 18,040    $ 14,868     $ 19,409
Total assets                                31,486      29,450      28,510      29,502       34,126
Long-term liabilities                        3,584       3,779       3,809       3,600        3,484
Shareholders' equity                        20,435      19,253      18,056      17,161       22,691
Number of shops at the end of the year         163         158         160         164          248
====================================================================================================


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


The following table sets forth unaudited operating data for each of the specified quarters of fiscal years 1998 and 1997. This quarterly information has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, contains all adjustments necessary to state fairly the information set forth herein.


                                             First     Second      Third      Fourth
                                            Quarter    Quarter    Quarter     Quarter
-------------------------------------------------------------------------------------
                                             (in thousands, except per share data)
For the Fiscal Year Ended April 30, 1998
   Revenues                                 $14,755    $13,900    $ 8,490     $13,694
   Gross profit                               5,118      4,298        895       3,480
   Net income (loss)                          1,461        709     (1,222)        116
   Basic earnings (loss) per share             0.32       0.15      (0.27)       0.03
   Diluted earnings (loss) per share           0.31       0.15      (0.27)       0.02

For the Fiscal Year Ended April 30, 1997
   Revenues                                 $14,640    $13,290    $ 7,869     $12,549
   Gross profit                               5,271      4,041        665       3,828
   Net income (loss)                          1,623        292     (1,652)        839
   Basic earnings (loss) per share             0.36       0.06      (0.36)       0.18
   Diluted earnings (loss) per share           0.34       0.06      (0.36)       0.18
=====================================================================================


         Earnings per share for the first two quarters of fiscal 1998 and the four quarters of fiscal 1997 differ from amounts previously reported due to the adoption of SFAS No. 128.

EARL SCHEIB, INC.



(Notes to selected quarterly financial data)


         The variation in net income and earnings per share between the fourth quarter of fiscal 1998 and the fourth quarter of fiscal 1997 is due to (1) a decrease of approximately 1.6% in the average ticket price due to an increased emphasis on car volume, (2) an increase in material costs due mainly to the company's new EuroPaint(R), (3) an increase in legal fees due to the settlement of two legal actions, (4) increased costs associated with the Company's new fleet operation, expanded real estate department and new Division Manager training program (5) costs associated with the opening of six new shops in fiscal 1998 compared to one new shop in fiscal 1997 and (6) significantly higher worker's compensation accruals compared to the prior year. These additional expenses were partially offset by savings in the accounting and management information systems departments and health insurance costs.


MARKET INFORMATION

Earl Scheib, Inc. is listed and traded on the American Stock Exchange under the ticker symbol "ESH." As of April 30, 1998, there were approximately 262 holders of record of the Company's stock according to records maintained by the Company's transfer agent. The high and low sales prices of the stock for each of the fiscal quarters of 1998 and 1997 are as follows:


                                         1998                                     1997
----------------------------------------------------------------------------------------------------------
                         1st        2nd        3rd       4th       1st       2nd         3rd       4th
                         QTR.       QTR.       QTR.      QTR.      QTR.      QTR.        QTR.      QTR.
----------------------------------------------------------------------------------------------------------
High                   $ 7 9/16   $ 9  3/8   $ 9 1/4   $ 9 5/8   $ 8 1/4   $ 8 13/16   $ 7 1/4   $ 7   3/8
Low                      5  1/2     6 5/16     7 1/4     8 1/8     6 1/2     6   3/4     6 1/8     5 11/16
==========================================================================================================

No dividends were paid in either fiscal 1998 or 1997.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The statements which are not historical facts contained in this Annual Report are forward looking statements that involve risks and uncertainties, including, but not limited to, the effect of weather, the effect of economic conditions, the impact of competitive products, services and pricing, capacity and supply constraints or difficulties, changes in laws and regulations applicable to the Company, the impact of Year 2000 hardships, the impact of the Company's new EuroPaint(R), the impact of advertising and promotional activities, the impact of the Company's expansion and fleet sales and the potential adverse effects of certain litigation.


                                       15