Form 10-K, Exhibit 13
period 1999-04-30
SCHEIB EARL INC
filed 1999-07-29
CIK 87196

                               [EARL SCHEIB LOGO]

                              To Our Shareholders:

      Sales for the fiscal year ended April 30, 1999 were $55 million, an increase of 8.2% from prior year sales. During Fiscal 1999, nineteen new shops became operational and six existing shops were closed, resulting in a year end operating total of 174 Earl Scheib paint shops. Same shop sales (shops open more than one year) increased by 3.1% last year. Despite this growth, earnings were only slightly better than break-even. One of the chief reasons for this poor earnings performance was that the year was burdened by approximately $900,000 of expenses that we believe are mostly non-recurring, including an additional reserve for workers' compensation claims and legal costs for defending against a lawsuit which has since been settled. Largely as a result of these expenses, net income for Fiscal 1999 fell to $56,000 compared to net income of $1,064,000 last year.

      Other expenses incurred in Fiscal 1999 include the costs of opening new shops and the investment in the growth of our fleet department. We are already beginning to see benefits from these necessary investments in our future. Our fleet department consists of a separate sales force to concentrate on obtaining business from states and municipalities, corporations with multiple vehicles and automotive dealers. This new department accounted for $1.4 million of sales in Fiscal 1999 and we anticipate nearly doubling those sales in Fiscal 2000.

      Earl Scheib is a very sales-driven company. We mean by this that there is a great deal of leverage in obtaining additional sales. Once we have passed the break-even point at each shop, the profit from additional sales is quite high. Our growth must come from increases in same shop sales as well as from the addition of new shops and greater fleet business. It is very important that we find the means to ignite increases in our same shop sales. We currently are reviewing our entire advertising program, including the message contained in our ads and to whom these ads are directed.

      We intend to continue our new shop expansion during Fiscal 2000. Shops will be opened in markets where we now have a successful presence. This strategy provides us with the advantage of increasing our market penetration, while obtaining lower per-shop advertising and supervisory costs.

      We are also interested in pursuing the acquisition of profitable chains of auto painting shops anywhere in the United States. We have explored a few acquisition opportunities during this past year, but have been unsuccessful in negotiating a price that would make economic sense for us. We will continue these efforts.

      Increasing the quality of our product is a continuing priority. We believe that the paint we use is the best in the industry. This belief has been substantiated by independent testing laboratories. We have a significant advantage in being the only chain of car painting shops in the United States that manufactures its own paint in its own factory. Having our own paint factory gives us excellent control over the quality and cost of our paint as well as helps us control our inventory levels. Concrete evidence that our paint has substantially improved from the past is the fact that we reduced the percentage of warranty work by over 66% since 1995.

      In early Fiscal 2000, we are going to initiate a new program that will offer a line of quality paints to industrial users at very competitive prices. We have the capacity in our existing facility to undertake this new enterprise. We believe that this venture has potential for increased sales and profits.

      The Human Resource part of our business is extremely important. We have over 200 employees in our company who meet the public every day in an attempt to sign up sales. How these employees interact with the public and represent Earl Scheib is crucial to our success. Hiring the "right" people, and then training them effectively, has a huge impact on our bottom line. Our manager compensation packages contain modest salaries with the opportunity for substantial bonuses based on performance. Attracting the best managers, as well as production employees, during this period of full employment, has been one of our highest priorities and challenges.

      Before closing, we would like to thank two people for the years that they have spent with the Company. Don Scheib, after more than 39 years with the Company, including several years as CEO and Chairman, is retiring from the Board of Directors effective August 31, 1999. Dan Seigel led the Company during some difficult transition years. He resigned as President and CEO on January 1, 1999, but will continue to serve on our Board of Directors. We are pleased to inform you that Mr. David Eisenberg has joined Earl Scheib as a member of the Board of Directors and that Mr. Charles Barrantes has recently joined the Company as Vice-President and Chief Financial Officer.

      While the company has regained a level of profitability from the losses incurred during fiscal years 1995 and 1996 we are far from satisfied with our performance and believe that we can and will do much better. The first two months of Fiscal 2000 have begun slowly, with same shop sales dropping 3.8% below last year. We believe that the new programs that have been put in place will reverse this trend soon and that the year as a whole will be a substantial improvement from last year.

Sincerely,

/s/ Philip W. colburn
Philip W. Colburn
Chairman of the Board

/s/ Christian K. Bement

Christian K. Bement
President and Chief Executive Officer

                               Earl Scheib, Inc.

          Management's Discussion and Analysis of Financial Conditions
                           and Results of Operations

The following table sets forth the Company's operating results for the periods indicated. Amounts are shown in thousands of dollars and as a percentage of sales.

                                                                         YEAR ENDED APRIL 30,
                                                     -------------------------------------------------------------
                                                           1999                1998                1997
------------------------------------------------------------------------------------------------------------------
Net sales                                            $55,013    100.0%   $50,839    100.0%   $48,348    100.0 %
Cost of sales                                         40,668     73.9     37,048     72.9     34,543     71.4
------------------------------------------------------------------------------------------------------------------
Gross profit                                          14,345     26.1     13,791     27.1     13,805     28.6
Selling, general and administrative expense           13,947     25.4     12,770     25.1     13,708     28.4
------------------------------------------------------------------------------------------------------------------
Operating income                                         398      0.7      1,021      2.0         97      0.2
Other income (expense)                                  (316)    (0.6)       112       .2      1,050      2.2
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                82      0.1      1,133      2.2      1,147      2.4
Provision for income taxes                                26       --         69       .1         45      0.1
------------------------------------------------------------------------------------------------------------------
Net income                                           $    56      0.1%   $ 1,064      2.1%   $ 1,102      2.3 %
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------
FISCAL YEAR ENDED APRIL 30, 1999 ("FISCAL 1999") COMPARED TO FISCAL YEAR ENDED APRIL 30, 1998 ("FISCAL 1998")
------------------------------------------------------------

      Total sales for Fiscal 1999 increased $4,174 or 8.2% from Fiscal 1998. This increase resulted from a $1,560 or 3.1% same shop increase plus $2,614 in sales from new shops, net of closed shops. Fleet sales, which are included above, increased to $1,432 from $185 in Fiscal 1998 as this was the first full year of fleet operations. Management believes that the same shop sales and car volume increases resulted from new product offerings including the Company's EuroPaint(R), improvements in shop operations, the impact of the new sales force to corporate fleet accounts and improved quality of services.

      Cost of sales increased as a percentage of sales from 72.9% in Fiscal 1998 to 73.9% in Fiscal 1999. The 1% increase in cost of sales is largely due to increased material cost of the new EuroPaint(R) and associated components.

      Selling, general and administrative expense increased by $1,177 or 0.3% of sales in Fiscal 1999 compared to fiscal 1998. These increases resulted from expansion of the new fleet outside sales force and installation of an accounts receivable system to service credit sales, expansion of the real estate department, increased insurance expenses and increased legal fees, partially offset by a reduction in advertising expense.

      Other income (expense) consists of gains from sales of excess real estate and net interest expense. Net interest expense was $327 in Fiscal 1999, due primarily to the accrual of interest relating to the potential disallowance of the carry back of a net operating loss and interest on life insurance policy loans, compared to interest income of $79 (primarily from investments in short-term paper) in Fiscal 1998.

      The majority of the Company's Fiscal 1998 and all of the Company's Fiscal 1997 federal income tax provisions were offset by net operating loss carryforwards from past years. Due to income allocation and state income tax laws, only part of the Company's income before taxes in Fiscal 1999 and 1998 was offset by the net operating loss carryforwards for state income tax purposes. The Company provided $4 and $53 in taxes in Fiscal 1999 and 1998, respectively, for taxes in those states which were not offset by net operating loss carryforwards.

------------------------------------------------------------
FISCAL YEAR ENDED APRIL 30, 1998 ("FISCAL 1998") COMPARED TO FISCAL YEAR ENDED APRIL 30, 1997 ("FISCAL 1997")
------------------------------------------------------------

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

      Selling, general and administrative expense decreased by $938 or 3.3% of sales in Fiscal 1998 compared to Fiscal 1997. Advertising expense decreased by $819 (which represents 87.3% of the decrease in selling, general and administrative expense between Fiscal 1998 and Fiscal 1997). Decreases in insurance expense are due mainly to lower group medical insurance, decreases in the expense of the accounting department due to our new management information system and lower telecommunication costs due to renegotiated contracts accounted for $517 of the decrease (which represents 55.1% of the decrease in selling, general and administrative expense between Fiscal 1998 and Fiscal 1997). These decreases were partially offset by one-time costs to install the new management information system, the expense of our new outside sales force, expansion of our real estate department, cost of living salary increases for support staff and the expense of a new program to hire and develop individuals from outside the Company who have the potential of becoming future Division Managers for the Company.

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

------------------------------------------------------------
Liquidity and Capital Resources
------------------------------------------------------------

The Company's cash requirements are based upon its seasonal working capital needs and its capital requirements for new shops and capitalized additions and improvements. The first and second quarters and occasionally the fourth quarter usually have positive cash flow from operations, while the third and occasionally the fourth quarters are net users of cash.

      As of April 30, 1999, the Company had current assets of $6,316 and current liabilities of $7,908 for a net working capital deficit of $1,592. The Company's long-term financial obligations consist of its deferred compensation plan, loans against various life insurance polices, a bank loan secured by a long-term receivable and three minor capital leases. For the fiscal year ending April 30, 2000 ("Fiscal 2000") the Company plans on opening up to 15 new shops (depending upon the availability of locations) and performing various fixed asset improvements at an estimated cost of $3,200.

      During Fiscal 1999, the Company had capitalized expenditures of $5,054 which were financed largely through cash flow from operations. The Company expects that future cash flow from operations will be enhanced by these capital additions.

      In February 1999, the Company received a Notice of Disallowance from the Internal Revenue Service ("IRS") disallowing a refund from a net operating loss carryback received in Fiscal 1997. The amount of the 1997 refund was $1,696. The Company is protesting the IRS's position. The refund of the net operating loss, and substantially all of the interest relating to the disallowance, are accrued in the Company's Fiscal 1999 financial statements. If the Company does not sustain its tax position with the IRS, the net operating loss carryforward could be used to offset income taxes in future years.

      During Fiscal 1999, the Company borrowed $1,684 against the cash surrender value of various life insurance policies. In February 1999, the Company entered into an agreement with a bank for a two-year $4,000 unsecured line of credit. It is anticipated that the Company will draw on the line of credit during Fiscal 2000.

      In Fiscal 1998 the Board of Directors announced that it had authorized the repurchase of up to 500,000 shares which is approximately 11% of the Company's common stock outstanding. The share purchase plan authorizes the Company to make purchases from time to time in the open market or through privately negotiated transactions and that the purchases will be dependent on market conditions and availability of shares. Repurchased common shares will be added to the Company's treasury shares and may be used to meet common stock requirements for future benefit plans and other corporate purposes. Purchases will be made with existing company cash or future cash flows from operations. During Fiscal 1999, the Company purchased 321,000 shares at a cost of $2,031.

      Historically, a major source of cash flow for the Company is from operations. Net cash provided by operating activities for Fiscal 1999 declined by $1,569 compared to Fiscal 1998. The decrease is mainly due to a reduction in operating income.

      The Company has 72 parcels of non-encumbered property, including the Company's headquarters and paint factory, which could be either sold or used as security to obtain outside financing.

------------------------------------------------------------
Recent Accounting Pronouncements
------------------------------------------------------------

      In June 1997, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in general purpose financial statements. The Statement is effective for fiscal years beginning after December 15, 1997. The Company did not have operations or transactions during Fiscal 1999, 1998 or 1997 that would give rise to elements of comprehensive income.

      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 redefines the way publicly held companies report information about segments. The Statement is effective for fiscal years beginning after December 15, 1997. The Company operates in only one segment, auto painting and related services. All of its locations are in the United States with 54 of the 174 locations open at April 30, 1999 in California.

      In February 1998, the FASB issued Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement which is effective for financial periods ending after December 15, 1998, requires full disclosure of all pensions plans and other postretirement benefit plans. The

Company currently discloses any pensions or other postretirement benefit plans.

      In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for financial periods beginning after June 15, 1999, addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company has not historically or does not currently hold any derivative instruments or participate in any hedging activities.

------------------------------------------------------------
Year 2000
------------------------------------------------------------

      Many computer systems and software products, as well as certain hardware and equipment containing date sensitive data, were structured to utilize a two-digit date field meaning that they may not be able to properly recognize dates in the year 2000. This could result in significant system and equipment failures. Beginning in Fiscal 1997 the Company began a process of evaluating its, as well as its critical vendors, systems to identify potential Year 2000 issues and implement solutions. It was decided that the best approach would be to replace the majority of the Company's legacy information systems.

      Starting in late Fiscal 1997 and proceeding during most of Fiscal 1999, the Company has been undergoing an accelerated installation of new systems. At the end of Fiscal 1998, the majority of these systems had been operating for over nine months. During Fiscal 1999, the Company installed new systems in its accounting department and a credit system to support its new fleet business. The Company believes that the majority, if not all of its systems, are Year 2000 compliant; however, in this regard, it is relying upon representations made by its software and hardware vendors, most of whom are large, well-known international companies. In performing this significant technology transformation, the Company has relied upon both internal and external resources. The estimated cost to address Year 2000 issues has not, to date, and is not expected to have a material impact on the Company's business, operations or financial condition.

      The Company has been in communications with major suppliers, financial institutions, insurers and others with whom it conducts business to determine that they will be Year 2000 compliant. The Company has received representations from these outside parties indicating they believe they currently are or will be Year 2000 compliant prior to the end of 1999. There can be no assurance, however, that the systems of third parties on which the Company's systems rely will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

      The above discussion regarding costs and risks is based on the Company's best current estimates given information that is currently available to it, and is subject to change.

                               Earl Scheib, Inc.

                     Consolidated Statements of Operations
                  (Dollars in thousands except per share data)

                                                                YEAR ENDED APRIL 30,
                                                                -----------------------------
                                                                 1999       1998       1997
---------------------------------------------------------------------------------------------
Net sales                                                       $55,013    $50,839    $48,348
Cost of sales                                                    40,668     37,048     34,543
---------------------------------------------------------------------------------------------
Gross profit                                                     14,345     13,791     13,805
Selling, general and administrative expense                      13,947     12,770     13,708
---------------------------------------------------------------------------------------------
Operating income                                                    398      1,021         97
Other income (expense)                                             (316)       112      1,050
---------------------------------------------------------------------------------------------
Income before income taxes                                           82      1,133      1,147
Provision for income taxes                                           26         69         45
---------------------------------------------------------------------------------------------
Net income                                                      $    56    $ 1,064    $ 1,102
---------------------------------------------------------------------------------------------
Earnings per share
  Basic                                                         $  0.01    $  0.23    $  0.24
  Diluted                                                       $  0.01    $  0.22    $  0.23
---------------------------------------------------------------------------------------------

                Consolidated Statements of Shareholders' Equity
                             (Dollars in thousands)

                                             CAPITAL STOCK, $1 PAR
                                             ---------------------    ADDITIONAL
                                               SHARES                  PAID-IN      RETAINED    TREASURY
                                             OUTSTANDING    AMOUNT     CAPITAL      EARNINGS     STOCK       TOTAL
-------------------------------------------------------------------------------------------------------------------
Balance May 1, 1996                           4,568,000     $4,568      $5,522      $ 7,966     $    --     $18,056
  Net income for the year                            --         --          --        1,102          --       1,102
  Stock issued under stock option plan           21,000         21          74           --          --          95
-------------------------------------------------------------------------------------------------------------------
Balance April 30, 1997                        4,589,000      4,589       5,596        9,068          --      19,253
  Net income for the year                            --         --          --        1,064          --       1,064
  Stock issued under stock option plan          193,000        193       1,002           --          --       1,195
  Treasury stock acquired                      (123,000)        --          --           --      (1,077)     (1,077)
-------------------------------------------------------------------------------------------------------------------
Balance April 30, 1998                        4,659,000      4,782       6,598       10,132      (1,077)     20,435
  Net income for the year                            --         --          --           56          --          56
  Stock issued under stock option plan           21,000         21         158           --          --         179
  Treasury stock acquired                      (321,000)        --          --           --      (2,031)     (2,031)
-------------------------------------------------------------------------------------------------------------------
Balance April 30, 1999                        4,359,000     $4,803      $6,756      $10,188     $(3,108)    $18,639
-------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                               Earl Scheib, Inc.

                          Consolidated Balance Sheets
                             (Dollars in thousands)

                                                              APRIL 30,
                                                              ------------------
                                                                 1999       1998
--------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                   $ 1,265    $ 4,203
  Accounts receivable, less allowances of $164 in 1999 and
    $51 in 1998                                                   218        258
  Inventories                                                   1,701      1,251
  Prepaid expenses                                              1,626      1,568
  Deferred income taxes                                           753        714
  Property held for sale                                          339         25
  Other current assets                                            414        223
--------------------------------------------------------------------------------
         Total current assets                                   6,316      8,242
Property and equipment, less accumulated depreciation and
  amortization                                                 21,089     19,375
Deferred income taxes                                           2,157      1,877
Other, primarily cash surrender value of life insurance         2,299      1,992
--------------------------------------------------------------------------------
                                                              $31,861    $31,486
--------------------------------------------------------------------------------

LIABILITIES
Current liabilities:
  Accounts payable                                            $   940    $   964
  Current portion of capital leases                               158        134
  Accrued expenses:
    Payroll and related taxes                                   1,780      2,005
    Insurance                                                   1,139        813
    Interest                                                      504        110
    Advertising                                                   485        442
    Other                                                       1,113        921
  Income taxes payable                                          1,789      2,078
--------------------------------------------------------------------------------
         Total current liabilities                              7,908      7,467

Deferred management compensation                                3,298      3,363
Long-term debt                                                  2,016        221
Commitments and contingencies                                      --         --

SHAREHOLDERS' EQUITY
Capital stock $1 par -- shares authorized 12,000,000;           4,803      4,782
  4,803,000 issued and 4,359,000 outstanding at April 30,
1999;
  4,782,000 issued and 4,659,000 outstanding at April 30,
    1998
Additional paid-in capital                                      6,756      6,598
Retained earnings                                              10,188     10,132
Treasury stock                                                 (3,108)    (1,077)
--------------------------------------------------------------------------------
         Total shareholders' equity                            18,639     20,435
--------------------------------------------------------------------------------
                                                              $31,861    $31,486
--------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Balance
Sheets.

                               Earl Scheib, Inc.

                     Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                      YEAR ENDED APRIL 30,
                                                              -------------------------------------
                                                               1999           1998           1997
---------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Net income                                                  $    56        $ 1,064        $ 1,102
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Gain on disposals of property and equipment                  (6)           (33)          (675)
      Change in allowances for doubtful accounts                  113             --             --
      Write-down of property and equipment                        127            159             --
      Depreciation and amortization                             2,918          2,323          1,881
      Changes in operating assets and liabilities
        Deferred income taxes                                    (319)          (283)            --
        Deferred management compensation                          (65)           (87)          (384)
        Accounts receivable                                       (74)           (45)          (149)
        Inventories                                              (450)            33            105
        Prepaid expenses                                          (58)          (265)            69
        Other assets                                             (447)            56           (140)
        Accounts payable                                          (24)           490         (1,288)
        Accrued expenses                                          530            458            932
---------------------------------------------------------------------------------------------------

Net cash provided by operating activities                       2,301          3,870          1,453
---------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Capital expenditures                                         (5,054)        (3,870)        (3,080)
  Proceeds from disposals of property and equipment                49            563          2,708
  Reduction (investment) in marketable securities                  --            670           (134)
---------------------------------------------------------------------------------------------------

Net cash used in investing activities                          (5,005)        (2,637)          (506)
---------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Principal payments on capitalized leases                       (154)          (128)           (10)
  Stock options exercised                                          92            239             95
  Proceeds from life insurance loans                            1,684             --             --
  Proceeds from bank loan                                         175             --             --
  Purchase of treasury stock                                   (2,031)            --             --
---------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities              (234)           111             85
---------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents           (2,938)         1,344          1,032
Cash and Cash Equivalents, at beginning of year                 4,203          2,859          1,827
---------------------------------------------------------------------------------------------------

Cash and Cash Equivalents, at end of year                     $ 1,265        $ 4,203        $ 2,859
---------------------------------------------------------------------------------------------------

Supplemental cash flow disclosure
Income taxes (paid) refunded                                  $  (609)       $   (75)       $ 1,609
---------------------------------------------------------------------------------------------------

Supplemental disclosure of noncash investing and financing activities.

In Fiscal 1999, the Company entered into one capital lease totaling $62. In Fiscal 1998 the Company received $1,077 in treasury stock as payment for the exercise price of certain stock options exercised during the year and as payment of payroll taxes related to the exercise of the stock options. In Fiscal 1997 the Company sold two properties for $253, the proceeds of which were included in accounts receivable. Additionally, the Company entered into two capital leases totaling $493.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                               Earl Scheib, Inc.

                   Notes to Consolidated Financial Statements
                      (In thousands except per share data)
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies

NATURE OF BUSINESS: Earl Scheib, Inc. (the "Company") operates the New Earl Scheib Auto Paint and Body Shops throughout the United States which offer auto painting and auto body repair services to consumers and businesses. At April 30, 1999, 1998 and 1997 the Company operated 174, 163 and 158 shops, respectively.

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

INVENTORIES: Inventories, which are composed of auto paint, shop supplies and materials, are stated at the lower of last-in, first-out (LIFO) cost or market. A summary of inventories is as follows:

                                         APRIL 30,
                                      ----------------
                                       1999      1998
------------------------------------------------------
Paint and supplies                    $1,810    $1,497
Materials                                411       320
LIFO reserve                            (520)     (566)
                                      ----------------
Total inventories                     $1,701    $1,251
                                      ----------------

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

      The weighted average number of shares used to calculate basic earnings per share was 4,452, 4,605, and 4,575 for the years ended April 30, 1999, 1998 and 1997, respectively. The weighted average number of shares used to calculate diluted earnings per share was 4,532, 4,762, and 4,693 for the years ended April 30, 1999, 1998, and 1997, respectively. The effect of dilutive securities increased the weighted average shares outstanding by 80, 157, and 118 shares for the years ended April 30, 1999, 1998 and 1997, respectively.

                               Earl Scheib, Inc.

                      (In thousands except per share data)
--------------------------------------------------------------------------------

RECENT ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in general purpose financial statements. The Statement is effective for fiscal years beginning after December 15, 1997. The Company did not have operations or transactions during Fiscal 1999, 1998 or 1997 that would give rise to elements of comprehensive income.

      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 redefines the way publicly held companies report information about segments. The Statement is effective for fiscal years beginning after December 15, 1997. The Company operates in only one segment, auto painting and related services. All of its locations are in the United States, with 54 of the 174 locations open at April 30, 1999 in California.

      In February 1998, the FASB issued Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement which is effective for financial periods ending after December 15, 1998, requires full disclosure of all pensions plans and other postretirement benefit plans. See Note 6 for the Company's disclosures related to pensions and other benefits.

      In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for financial periods beginning after June 15, 1999, addresses the accounting for derivative instruments including certain derivative instruments embedded in other contracts, and hedging activities. The Company has not historically or does not currently hold any derivative instruments or participate in any hedging activities.

RECLASSIFICATION: Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

2. Taxes on Income

The components of the provision for income taxes are as follows:

                                 YEAR ENDED APRIL 30,
                                ----------------------
                                1999     1998     1997
------------------------------------------------------
Current:
  Federal                       $ 314    $ 299    $--
  State                            63       53     45
                                ----------------------
                                  377      352     45
                                ----------------------
Deferred                         (351)    (283)    --
                                ----------------------
  Total                         $  26    $  69    $45
                                ----------------------

      Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                  YEAR ENDED APRIL 30,
                                 -----------------------
                                 1999     1998     1997
--------------------------------------------------------
Tax at U.S. Federal statutory
  tax rate                        34.0%    34.0%    34.0%
State taxes, net of federal
  benefit                          3.9      3.1      2.6
Federal net operating loss        (0.0)   (29.0)   (32.7)
Other                             (5.5)    (2.0)      --
                                 -----------------------
  Total                           32.4%     6.1%     3.9%
                                 -----------------------

      At April 30, 1999, net current deferred income tax assets and net long-term deferred income tax assets are comprised of the following:

                                         APRIL 30,
                                      ----------------
                                       1999      1998
------------------------------------------------------
Deferred income tax assets-current:
  Alternative Minimum Tax Credit      $  221    $  300
  Accrued insurance                      302       283
  Accrued payroll and vacation            39        38
  Accrued medical insurance              103        --
  Other                                   88        93
                                      ----------------
                                      $  753    $  714
                                      ----------------
Deferred income tax assets
  (liabilities)-long term:
  Net operating loss                  $  967    $1,098
  Deferred compensation                1,252     1,143
  Depreciation                           (29)     (153)
  Other                                   38      (168)
  Valuation allowance                    (71)      (43)
                                      ----------------
                                      $2,157    $1,877
                                      ----------------

      In 1999 and 1998 the Company had deferred income tax assets, net of valuation allowance, of $2,910 and $2,591, respectively. It is management's opinion that it is more likely than not that the net deferred income tax asset will be realized.

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

                               Earl Scheib, Inc.

                      (In thousands except per share data)
--------------------------------------------------------------------------------

3. Property and Equipment

Property and equipment including their estimated useful lives consist of the following:

                           APRIL 30,
                       ------------------      ESTIMATED
                        1999       1998       USEFUL LIFE
----------------------------------------------------------
Land                   $ 5,171    $ 5,339
Buildings and
  building
  improvements           9,319      9,567    8-33 years
Machinery and
  equipment             10,614      9,117    3-10 years
Automotive equipment       142        142    2-4 years
Office furniture and
  equipment              3,123      2,605    3-10 years
Leasehold
  improvements           8,491      6,013    Life of Lease
                       ------------------
                        36,860     32,783
Less accumulated
  depreciation and
  amortization          15,771     13,408
                       ------------------
Net property and
  equipment            $21,089    $19,375
                       ------------------

4. Leases

      The Company leases approximately 60% of its auto paint shops. Management expects that in the normal course of business such leases will be renewed or replaced by other leases. Certain lease agreements contain renewal and/or purchase options. Rent expense for Fiscal 1999, 1998 and 1997 was $3,658, $2,995 and $2,651, respectively. Following is a schedule, by year, of the future minimum operating lease commitments as of April 30, 1999.

                YEAR ENDING APRIL 30:
------------------------------------------------------
2000                                           $ 3,647
2001                                             3,310
2002                                             2,688
2003                                             2,034
2004                                             1,218
Thereafter                                       2,417
                                               -------
Total minimum lease payments                   $15,314
                                               -------

5. Stock Options

The Company has two nonqualified stock option plans. One plan allows for the granting of up to 150 shares of the Company's capital stock to nonemployee directors of the Company (the "Directors' Plan"). A second plan allows for the granting of up to 900 shares of the Company's capital stock to certain employees of the Company (the "Employees' Plan"). Both plans require that the price of the shares underlying the option granted be no less than the fair market value of the shares on the date of the grant. The plans allow for discretionary vesting periods. Besides the two plans discussed, the Company has made separate grants of stock options to its chief executive officer and chief operating officer.

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

      Stock option transactions are summarized as follows:

                                                WEIGHTED
                       NUMBER                   AVERAGE
                         OF      OPTION PRICE   EXERCISE
                       SHARES     PER SHARE      PRICE
--------------------------------------------------------
Outstanding at
  May 1, 1996          1,066    $4.50 - $11.23   $6.54
    Granted              107    $6.88 - $10.00   $7.33
    Exercised            (21)           $ 4.50   $4.50
    Canceled             (83)   $4.50 - $11.23   $6.51
                       ---------------------------------
Outstanding at
  April 30, 1997       1,069    $4.50 - $11.23   $6.67
    Granted              150            $ 8.75   $8.75
    Exercised           (193)   $4.50 - $7.875   $6.17
    Canceled             (48)   $4.50 - $7.875   $6.93
                       ---------------------------------
Outstanding at
  April 30, 1998         978    $4.50 - $11.23   $7.07
    Granted              514    $5.00 - $ 8.63   $5.34
    Exercised            (21)   $4.50 - $ 7.00   $4.54
    Canceled            (359)   $5.00 - $ 8.75   $7.37
                       ---------------------------------
Outstanding at
  April 30, 1999       1,112    $4.50 - $11.23   $6.22
                       ---------------------------------

                                         APRIL 30,
                                     ------------------
                                     1999   1998   1997
-------------------------------------------------------
Shares exercisable                   590    682    749
Shares available for grant at
  end of year                        307     61    164
                                     ------------------

                               Earl Scheib, Inc.

                      (In thousands except per share data)
--------------------------------------------------------------------------------

      The following table summarizes information about stock options outstanding:

                  OPTIONS OUTSTANDING
  ---------------------------------------------------
                                 WEIGHTED    WEIGHTED
     RANGE OF     OUTSTANDING     AVERAGE    AVERAGE
     EXERCISE     AT APRIL 30,   REMAINING   EXERCISE
      PRICE           1999         LIFE       PRICE
  ---------------------------------------------------
  $4.50 - $ 5.50       675          8.6       $5.25
  $5.51 - $ 6.50       100          3.8       $6.19
  $6.51 - $11.23       337          6.5       $8.17
                   -----------
                     1,112
                  -----------

           OPTIONS EXERCISABLE
-----------------------------------------
                                 WEIGHTED
                EXERCISABLE AT   AVERAGE
   RANGE OF       APRIL 30,      EXERCISE
EXERCISE PRICE       1999         PRICE
-----------------------------------------
$4.50 - $ 5.50       197          $5.17
$5.51 - $ 6.50       100          $6.19
$6.51 - $11.23       293          $8.26
                 -------------
                     590
                -------------

      If the Company had followed SFAS No. 123, "Accounting for Stock-Based Compensation", in determining compensation cost from stock options, then the Company would have had a pro forma net income (loss) and earnings (loss) per share indicated below:

                                   APRIL 30,
                           --------------------------
                            1999      1998      1997
-----------------------------------------------------
Net income (loss):
  As reported              $   56    $1,064    $1,102
  Pro forma                  (453)      493       864
Net income (loss) per
  common share:
  As reported:
    Basic                  $ 0.01    $ 0.23    $ 0.24
    Diluted                  0.01      0.22      0.23
  Pro forma:
    Basic                    (.10)     0.11      0.18
    Diluted                  (.10)     0.10      0.18

      Because options vest over several years and additional options are granted each year, the effects on pro forma net income and related per share amounts presented above are not representative of the effect for future years.

      The fair market value of stock options granted for purposes of the SFAS No. 123 compensation was determined by using the Black-Scholes option-pricing model and the following assumptions: a weighted average risk-free interest rate of 5.07%, 5.86% and 6.77% for fiscal 1999, 1998 and 1997, respectively; an expected life of 10 years; expected volatility of 34.1%, 32.6% and 32.8% in fiscal 1999, 1998 and 1997, respectively, and no expected dividend. The weighted-average fair value of the options issued by the Company in fiscal 1999, 1998 and 1997 was $2.97, $4.90 and $4.25, respectively.

6. Deferred Management Compensation

In 1987, the Company adopted a non-qualified supplemental compensation plan (the "Plan") to provide benefits (including post retirement health care and death benefits) to certain employees who were officers or key employees of the Company prior to fiscal 1995 (admission to the plan was discontinued at the beginning of fiscal 1995). Participants share in the cost of the Plan by deferring a portion of their annual compensation for that purpose. Deferred compensation expense under the Plan for Fiscal 1999, 1998 and 1997 was $173, $180 and $358, respectively.

      The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% for fiscal 1999, 1998 and 1997. Due to the compensation agreements having predetermined fixed dollar amounts of benefits, no rates of increase in future compensation were used. The table below sets forth the funded status and amounts recognized in the Company's consolidated financial statements for the supplemental compensation plan:

                                           APRIL 30,
                                       -----------------
                                        1999      1998
--------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of
  year...............................    2,952     2,986
Service cost.........................       41        43
Interest cost........................      191       196
Actuarial (gain) loss................      (34)       45
Benefits paid........................     (283)     (318)
                                       -----------------
Benefit obligation at end of year....    2,867     2,952
Change in plan assets
Fair value of plan assets............       --        --
Funded status........................   (2,867)   (2,952)
Unrecognized prior service cost......      540       599
Unrecognized (gain) loss.............      140       106
                                       -----------------
Net amount recognized................   (2,187)   (2,247)
Amounts recognized in the statement
  of financial position consist of:
Accrued benefit liability............   (2,867)   (2,952)
Intangible assets....................      680       705
                                       -----------------
Net amount recognized................   (2,187)   (2,247)

                               Earl Scheib, Inc.

                      (In thousands except per share data)
--------------------------------------------------------------------------------

                                  YEAR ENDED APRIL 30,
                                ------------------------
                                 1999      1998     1997
--------------------------------------------------------
Weighted-average assumptions
Discount rate.................        7%        7%    7%
Components of net periodic
  benefit cost
Service cost..................       41        43    92
Interest cost.................      191       196   262
Amortization of prior service
  costs.......................      (59)      (59)    4
                                ------------------------
Net periodic benefit cost.....      173       180   358

      The Company entered into whole life insurance contracts, to partially fund its obligations under the Plan. The Company was not obligated to enter into these contracts and is not required to use policy proceeds to pay for the Plan. As of April 30, 1999 and 1998, these contracts had cash surrender values of $1,780 and $1,642, respectively.

                                  401(K) PLAN

      In 1999, the Company established a 401(k) Plan covering substantially all employees. Employees may elect to participate in the 401(k) Plan, provided that they meet certain eligibility requirements. Voluntary employee contributions are limited to 15 percent (up to a maximum of $10,000) of compensation. Subject to the vesting schedule, Company contributions, equal to 50 percent of the first 4 percent of employee contributions are distributed ("matched") at the end of each calendar year to participants then employed. As of April 30, 1999 the Company accrued contributions of $31.

7. Long-term Debt

                                          APRIL 30,
                                        -------------
                                         1999    1998
-----------------------------------------------------
Loans against life insurance policy
  cash surrender value................  $1,684   $ --
Note payable to bank..................     226     --
Capital leases........................     106    221
                                        -------------
                                        $2,016   $221
                                        ======   ====

      Loans against life insurance policy cash surrender values bear interest at a variable rate (currently 7%) with interest payable annually. The principal is not due until such time as the policies are surrendered. Management does not expect to pay these loans in Fiscal 2000.

      The note payable to a bank is secured by a long-term receivable from a state agency. Interest, at prime rate (8% as of April 30, 1999), and principal are payable upon demand.

      Capital lease obligations relate to the purchase of computer equipment and bear interest at 3.54% to 11.5%. The long-term portion of the principal is due in Fiscal 2001.

      The Company has an agreement with a bank for a two-year $4,000 unsecured line of credit. At April 30, 1999 no balance was outstanding.

8. Commitments and Contingencies

The Company has an agreement with its bank to finance a letter of credit facility under which the bank has issued approximately $2,194 in standby letters of credit at April 30, 1999. The letters of credit are in favor of the Company's insurance carrier and secure the unfunded portion of the Company's estimated worker's compensation insurance liabilities.

      The Company is involved in several legal proceedings and claims as well as environmental matters which arise in the ordinary course of its business. Management believes that the amount of ultimate liability with respect to these matters should not materially affect the Company's financial statements.

Report of Independent Public Accountants

"To the Shareholders of Earl Scheib, Inc.:

"We have audited the accompanying consolidated balance sheet of Earl Scheib, Inc. (a Delaware corporation) and subsidiaries as of April 30, 1999, and the related consolidated statement of operations, shareholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

"We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

"In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earl Scheib, Inc. and subsidiaries as of April 30, 1999, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles."

/s/ ARTHUR ANDERSEN LLP

Los Angeles, California
July 27, 1999

Earl Scheib, Inc.

Selected Financial Data
(Dollars in thousands except per share data)

                                                                       YEAR ENDED APRIL 30,
                                                    -----------------------------------------------------------
                                                     1999         1998         1997         1996         1995
---------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales                                           $55,013      $50,839      $48,348      $43,981      $47,288
Net income (loss)                                        56        1,064        1,102          895       (5,553)
Per share:
  Earnings -- Basic                                    0.01         0.23         0.24         0.20        (1.22)
  Earnings -- Diluted                                  0.01         0.22         0.23         0.19        (1.22)
  Cash dividends declared                                --           --           --           --           --
FINANCIAL POSITION
Property and equipment, net                         $21,089      $19,375      $18,012      $18,040      $14,868
Total assets                                         31,861       31,486       29,450       28,510       29,502
Long-term liabilities                                 5,314        3,584        3,779        3,809        3,600
Shareholders' equity                                 18,639       20,435       19,253       18,056       17,161
Number of shops at the end of the year                  174          163          158          160          164
---------------------------------------------------------------------------------------------------------------

Selected Quarterly Financial Data (Unaudited)

The following table sets forth unaudited operating data for each of the specified quarters of fiscal years 1999 and 1998. This quarterly information has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, contains all adjustments necessary to state fairly the information set forth herein.

                                                               FIRST       SECOND        THIRD       FOURTH
                                                              QUARTER      QUARTER      QUARTER      QUARTER
------------------------------------------------------------------------------------------------------------
                                                                  (in thousands, except per share data)
For the Fiscal Year Ended April 30, 1999
  Revenues                                                    $15,903      $14,765      $ 9,895      $14,450
  Gross profit                                                  5,180        4,459        1,287        3,419
  Net income (loss)                                             1,006          587       (1,193)        (344)
  Basic earnings (loss) per share                                0.22         0.13        (0.27)       (0.08)
  Diluted earnings (loss) per share                              0.21         0.13        (0.27)       (0.08)
For the Fiscal Year Ended April 30, 1998
  Revenues                                                    $14,755      $13,900      $ 8,490      $13,694
  Gross profit                                                  5,118        4,298          895        3,480
  Net income (loss)                                             1,461          709       (1,222)         116
  Basic earnings (loss) per share                                0.32         0.15        (0.27)        0.03
  Diluted earnings (loss) per share                              0.31         0.15        (0.27)        0.02
------------------------------------------------------------------------------------------------------------

(Notes to selected quarterly financial data)

     The variation in net income and earnings per share between the fourth quarter of fiscal 1999 and the fourth quarter of fiscal 1998 is due to (1) a decrease in same shop sales in the fiscal 1999 fourth quarter, (2) an increase in legal fees due to defense and settlement of litigation and (3) significantly higher workers compensation accruals compared to the prior period.

Earl Scheib, Inc.

--------------------------------------------------------------------------------

Market Information

Earl Scheib, Inc. is listed and traded on the America Stock Exchange under the ticker symbol "ESH". As of April 30, 1999, there were approximately 251 holders of record of the Company's stock according to records maintained by the Companys transfer agent. The high and low sales prices of the stock for each of the fiscal quarters of 1999 and 1998 are as follows:

                                              1999                                1998
--------------------------------------------------------------------------------------------------
                                  1ST     2ND     3RD     4TH         1ST     2ND     3RD     4TH
                                  QTR.    QTR.    QTR.    QTR.        QTR.    QTR.    QTR.    QTR.
--------------------------------------------------------------------------------------------------
High                              $9 1/4  $7      $6      $6 1/2      $7 9/16 $9 3/8  $9 1/4  $9 5/8
Low                                6 3/    4 3/    4 3/    4 3/        5 1/    6 5/1   7 1/    8 1/
--------------------------------------------------------------------------------------------------

No dividends were paid in either fiscal 1999 or 1998.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995
The statements which are not historical facts contained in this Annual Report are forward looking statements that involve risks and uncertainties, including, but not limited to, the effect of weather, the effect of economic conditions, the impact of competitive products, services and pricing, capacity and supply constraints or difficulties, changes in laws and regulations applicable to the Company, the impact of Year 2000 hardships, the impact of the Company's new EuroPaint(R), the impact of advertising and promotional activities, the impact of the Company's expansion and fleet sales, the potential adverse effects of certain litigation and the impact of various tax positions taken by the Company.

Directors and Executive Officers

Directors

Philip W. Colburn
Chairman of the Board

Christian K. Bement
President and Chief Executive Officer
of the Company

Stuart D. Buchalter
Of Counsel
Buchalter, Nemer, Fields & Younger

David Eisenberg
Chief Executive Officer
Let's Talk Cellular & Wireless

Alexander L. Kyman
Business and Financial Consultant

Donald R. Scheib
Retired

Daniel A. Seigel
Business Consultant

Executive Officers

Christian K. Bement
President and Chief Executive Officer

James E. Smith
Vice President Shop Operations

David I. Sunkin
Vice President and General Counsel,
Secretary

Registrar and Transfer Agent

Continental Stock Transfer & Trust Co.
New York, NY

Corporate Counsel

Buchalter, Nemer, Fields & Younger
A Professional Corporation
Los Angeles, California

Auditors

Arthur Andersen LLP
Los Angeles, California

Major Facilities

Corporate Office

8737 Wilshire Boulevard
Beverly Hills, California 90211-2795

Manufacturing and Warehousing

Earl Scheib Automotive Paint Finishes, Inc.
1940 East Trafficway
Springfield, Missouri 65802-2297

Annual Meeting of Shareholders

The annual meeting of Earl Scheib, Inc. will be held at 10:00 AM (PDT) on Thursday, September 2, 1999, at the Hotel Nikko, 465 So. La Cienega Blvd., Los Angeles, CA 90048. All Shareholders are cordially invited to attend. Shareholders of record on July 16, 1999, are entitled to vote. This annual report has been prepared by management for the information of the Shareholders and employees of the Company and is not intended to be used in connection with any sale, offer to sell, or solicitation of an offer to purchase any securities of the Company.

Form 10-K

A copy of the Companys Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained at no cost upon written request to:
Corporate Secretary
Earl Scheib, Inc.
8737 Wilshire Boulevard
Beverly Hills, California 90211-2795

Stock Listing

Earl Scheib, Inc. is listed and traded on the American Stock Exchange (Symbol:
"ESH").