Form 10-K, Exhibit 13
period 2000-04-30
SCHEIB EARL INC
filed 2000-07-25
CIK 87196

                               Earl Scheib, Inc.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

The following table sets forth the Company's operating results for the periods indicated. Amounts are shown in thousands of dollars and as a percentage of sales.

                                                                                Year ended April 30,
                                                   ------------------------------------------------------------------------------
                                                            2000                        1999                        1998
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                          $56,374        100.0%       $55,013        100.0%       $50,839       100.0%
Cost of sales                                       42,671         75.7         40,539         73.7         36,882        72.6
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                        13,703         24.3         14,474         26.3         13,957        27.4
Selling, general and administrative expense         15,321         27.2         14,076         25.6         12,936        25.4
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                             (1,618)        (2.9)           398          0.7          1,021         2.0
Other income (expense)                                (417)        (0.7)          (316)        (0.6)           112          .2
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                   (2,035)        (3.6)            82          0.1          1,133         2.2
Provision for income taxes                              44          0.1             26           --             69          .1
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $(2,079)        (3.7)%      $    56          0.1%       $ 1,064         2.1%
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------

FISCAL YEAR ENDED APRIL 30, 2000 ("FISCAL 2000") COMPARED TO FISCAL YEAR ENDED APRIL 30, 1999 ("FISCAL 1999")
-----------------------------------------------------

      Net sales for Fiscal 2000 increased by $1,361, or 2.5%, compared to Fiscal 1999. This increase consisted of additional car volume from the opening of eight new shops during Fiscal 2000, partially offset by the decrease in same shop (shops open one year or more) sales of $1,141, or 2.2%, the loss of sales from twelve shops closed during Fiscal 2000 ($1,222), and a lower ticket average during Fiscal 2000 compared to Fiscal 1999.

      The gross profit margin decreased as a percentage of net sales to 24.3% in Fiscal 2000 from 26.3% in Fiscal 1999. The decrease is primarily due to rising material costs, increased salaries and wages (primarily as a result of obligations under a collective bargaining agreement), higher rent requirements and the impact of greater car volume with a lower ticket average.

      Selling general and administrative expenses increased by $1,245 in absolute dollars in Fiscal 2000 from Fiscal 1999, and also increased as a percentage of net sales by 1.6%. The increase is primarily due to costs for completed environmental remediation work performed in the state of Wisconsin ($134), a provision for the impairment of fixed assets in three shops ($65), additional reserve requirements for workers compensation claims filed in prior years ($427), higher advertising expenses ($310) and costs related to the closing of twelve shops in Fiscal 2000 ($215).

      Other income (expense) is primarily comprised of gains or losses from the sales of real estate and net interest expense. The net gain in Fiscal 2000 was $134 versus $11 in Fiscal 1999. Net interest expense was $449 in Fiscal 2000, as compared to $327 in Fiscal 1999, and relates primarily to the accrual of interest on the Internal Revenue Service's disallowance of a net operating loss carryback (which has been appealed by the Company) and life insurance loans. Also, during Fiscal 2000, the Company wrote off $102 of costs for software that was not utilized.

      No federal income tax benefit was recognized for the Fiscal 2000 loss since the Company is in a net deferred tax asset position as of April 30, 2000, and realization is not assured. The majority of the Company's Fiscal 1999 federal income tax provision was offset by net operating loss carryforwards from past years. Due to income allocation and state income tax laws, only part of the Company's income before taxes in Fiscal 2000 and 1999 was offset by the net operating loss carryforwards for state income tax purposes. The Company provided $44 and $26 in taxes in Fiscal 2000 and 1999, respectively, for taxes in those states which were not offset by net operating loss carryforwards.

-----------------------------------------------------

FISCAL 1999 COMPARED TO FISCAL YEAR ENDED APRIL 30, 1998 ("FISCAL 1998").
-----------------------------------------------------

      Total sales for Fiscal 1999 increased $4,174 or 8.2% from Fiscal 1998. This increase resulted from a $1,560 or 3.1% same shop increase plus $2,614 in sales from new shops, net of closed shops. Fleet sales, which are included above, increased to $1,432 from $185 in Fiscal 1998 as this was the first full year of fleet operations. Management believes that the same shop sales and car volume increases resulted from new product offerings including the Company's Euro-Paint-Registered Trademark-, improvements in shop operations, the impact of the new sales force to corporate fleet accounts and improved quality of services.

      Cost of sales increased as a percentage of sales from 72.6% in Fiscal 1998 to 73.7% in Fiscal 1999. The 1.1% increase in cost of sales is largely due to increased material cost of the new Euro-Paint-Registered Trademark- and associated components.

      Selling, general and administrative expense increased by $1,140 or 0.2% of sales in Fiscal 1999 compared to Fiscal 1998. These increases resulted from expansion of the new fleet outside sales force and installation of an accounts receivable system to service credit sales, expansion of the real estate department, increased insurance expenses and increased legal fees, partially offset by a reduction in advertising expense.

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

      The majority of the Company's Fiscal 1999 and all of the Company's Fiscal 1998 federal income tax provisions were offset by net operating loss carry-forwards from past years. Due to income allocation and state income tax laws, only part of the Company's income before taxes in Fiscal 1999 and 1998 was offset by the net operating loss carryforwards for state income tax purposes. The Company provided $4 and $53 in taxes in Fiscal 1999 and 1998, respectively, for taxes in those states which were not offset by net operating loss carryforwards.

-----------------------------------------------------

Liquidity and Capital Resources
------------------------------------------------

      The Company's cash requirements are based upon its seasonal working capital needs and its capital requirements for new shops and capitalized additions and improvements. The first and second quarters and occasionally the fourth quarter usually have positive cash flow from operations, while the third and occasionally the fourth quarters are net users of cash.

      As of April 30, 2000, the Company had current assets of $6,169 and current liabilities of $8,157, for a net working capital deficit of $1,988. During Fiscal 2000, net cash provided by operations was $980 compared to $2,301 in Fiscal 1999. In Fiscal 2000, the Company had capitalized expenditures of $2,027, financed primarily through cash flow from operations. The Company expects that future cash flow from operations will be enhanced by these capital additions.

      The Company's long-term financial obligations consist of its deferred management compensation plan and loans against various life insurance policies. During the fiscal year ending April 30, 2001 ("Fiscal 2001"), the Company plans to open up to four new shops (depending upon the availability of locations) and three large (15,000 to 20,000 square feet) fleet centers (depending on the performance of the first fleet center) and perform various capital improvements for an estimated cost of $2.5 million.

      In February 1999, the Company received a Notice of Disallowance from the Internal Revenue Service ("IRS") disallowing a refund from a net operating loss carryback received during the year ended April 30, 1997. The amount of the 1997 refund was $1,845. The Company is protesting the IRS's position. The potential for the disallowance of the refund and substantially all of the interest though April 30, 2000 relating to the disallowance, are accrued in the Company's consolidated financial statements. If the Company does not sustain its tax position with the IRS, the net operating loss carryforward would be available to offset federal income taxes in future years.

      In January 1999, the Company entered into an agreement with a bank for a two-year $4,000 unsecured line of credit. The Company is exposed to interest rate risk under this line of credit as borrowings bear interest at the bank's prime rate or LIBOR, as defined. As of April 30, 2000, the Company had no balance outstanding under this credit facility. The Company currently owns 67 parcels of unencumbered real estate, including the Company's headquarters and paint factory, which could be either sold or used as security to obtain additional financing. The Company believes that it has the liquidity and capital resources to meet its cash needs for the immediate future.

      In Fiscal 1998, the Board of Directors announced that it had authorized the repurchase of up to 500,000 shares which is approximately 11% of the Company's common stock outstanding. The share purchase plan authorizes the Company to make purchases from time to time in the open market or though privately negotiated transactions and that the purchases be dependent on market conditions and availability of shares. No shares were purchased in Fiscal 2000. To date, the Company has purchased a total of 321,000 shares under this plan at a cost of $2,031.

-----------------------------------------------------

Year 2000
------------------------------------------------

      The Company completed its Year 2000 conversion as of December 31, 1999, and did not encounter any substantial problems regarding Year 2000 issues. The Company received representations from major suppliers, financial institutions, insurers and others with whom it conducts business indicating that they believed they were or would be Year 2000 compliant by December 31, 1999. During Fiscal 2000, Year 2000 compliance costs were not material and future Year 2000 issues are not anticipated.

-----------------------------------------------------

"Safe Harbor" Statements Under the Private Securities Litigation Reform Act of 1995
------------------------------------------------

      The statements which are not historical facts contained in this Annual Report are forward-looking statements that involve risks and uncertainties, including, but not limited to, the effect of weather, the effect of economic conditions, the impact of competitive products, services and pricing, capacity and supply constraints or difficulties, changes in laws and regulations applicable to the Company, the impact of advertising and promotional activities, the impact of the Company's expansion or closing of shops, new product roll-out, fleet painting operations and commercial coatings business, the potential adverse effects of certain litigation and the impact of various tax positions taken by the Company.

                               Earl Scheib, Inc.
                     Consolidated Statements of Operations
                 (Dollars in thousands, except per share data)

                                                                      Year ended April 30,
                                                              ------------------------------------
                                                                2000          1999          1998
--------------------------------------------------------------------------------------------------
Net sales                                                     $56,374       $55,013       $50,839
Cost of sales                                                  42,671        40,539        36,882
--------------------------------------------------------------------------------------------------
Gross profit                                                   13,703        14,474        13,957
Selling, general and administrative expense                    15,321        14,076        12,936
--------------------------------------------------------------------------------------------------
Operating income (loss)                                        (1,618)          398         1,021
Other income (expense)                                           (417)         (316)          112
--------------------------------------------------------------------------------------------------
Income (loss) before income taxes                              (2,035)           82         1,133
Provision for income taxes                                         44            26            69
--------------------------------------------------------------------------------------------------
Net income (loss)                                             $(2,079)      $    56       $ 1,064
--------------------------------------------------------------------------------------------------
Earnings (loss) per share
  Basic                                                       $ (0.48)      $  0.01       $  0.23
  Diluted                                                     $ (0.48)      $  0.01       $  0.22
--------------------------------------------------------------------------------------------------

                Consolidated Statements of Shareholders' Equity
                             (Dollars in thousands)

                                              Capital Stock, $1 Par
                                            -------------------------      Additional
                                              Shares                        Paid-in        Retained      Treasury
                                            Outstanding       Amount        Capital        Earnings       Stock         Total
-------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1997                       4,589,000        $4,589         $5,596        $ 9,068       $    --       $19,253
  Net income for the year                           --            --             --          1,064            --         1,064
  Stock issued under stock option plan         193,000           193          1,002             --            --         1,195
  Treasury stock acquired                     (123,000)           --             --             --        (1,077)       (1,077)
-------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1998                       4,659,000         4,782          6,598         10,132        (1,077)       20,435
  Net income for the year                           --            --             --             56            --            56
  Stock issued under stock option plan          21,000            21            158             --            --           179
  Treasury stock acquired                     (321,000)           --             --             --        (2,031)       (2,031)
-------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1999                       4,359,000         4,803          6,756         10,188        (3,108)       18,639
  Net loss for the year                             --            --             --         (2,079)           --        (2,079)
-------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 2000                       4,359,000        $4,803         $6,756        $ 8,109       $(3,108)      $16,560
-------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                               Earl Scheib, Inc.
                          Consolidated Balance Sheets
                             (Dollars in thousands)

                                                                        April 30,
                                                                  ----------------------
                                                                    2000          1999
----------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                       $   602       $ 1,265
  Accounts receivable, less allowances of $51 in 2000 and
    $164 in 1999                                                      227           218
  Inventories                                                       1,934         1,701
  Prepaid expenses                                                  1,953         1,626
  Deferred income taxes                                               892           753
  Property held for sale                                               70           339
  Other current assets                                                491           414
----------------------------------------------------------------------------------------
        Total current assets                                        6,169         6,316
Property, plant and equipment, less accumulated depreciation
  and amortization                                                 19,530        21,089
Deferred income taxes                                               1,719         2,157
Other, primarily cash surrender value of life insurance             2,197         2,299
----------------------------------------------------------------------------------------
                                                                  $29,615       $31,861
----------------------------------------------------------------------------------------

Liabilities
Current liabilities:
  Accounts payable                                                $ 1,190       $   940
  Current portion of long term-debt and obligations                   326           158
  Accrued expenses:
    Payroll and related taxes                                       1,501         1,780
    Insurance                                                       1,451         1,139
    Interest                                                          800           504
    Advertising                                                       461           485
    Other                                                           1,268         1,113
  Income taxes payable                                              1,160         1,789
----------------------------------------------------------------------------------------
        Total current liabilities                                   8,157         7,908

Deferred management compensation                                    3,215         3,298
Long-term debt and obligations, net of current portion              1,683         2,016
Commitments and contingencies                                          --            --

Shareholders' Equity
Capital stock $1 par -- shares authorized 12,000,000;
  4,803,000 issued and 4,359,000 outstanding                        4,803         4,803
Additional paid-in capital                                          6,756         6,756
Retained earnings                                                   8,109        10,188
Treasury stock                                                     (3,108)       (3,108)
----------------------------------------------------------------------------------------
        Total shareholders' equity                                 16,560        18,639
----------------------------------------------------------------------------------------
                                                                  $29,615       $31,861
----------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Balance
Sheets.

                               Earl Scheib, Inc.

                     Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                                Year ended April 30,
                                                                     ------------------------------------------
                                                                       2000             1999             1998
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                  $(2,079)         $    56          $ 1,064
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Gain on disposals of property and equipment                       (134)              (6)             (33)
      Write-down of property and equipment                               434              127              159
      Depreciation and amortization                                    2,941            2,918            2,323
      Provision for impairment of fixed assets                            65               --               --
      Changes in operating assets and liabilities:
        Deferred income taxes                                            299             (319)            (283)
        Deferred management compensation                                 (83)             (65)             (87)
        Accounts receivable                                               (9)              39              (45)
        Inventories                                                     (233)            (450)              33
        Prepaid expenses                                                (404)             (58)            (265)
        Other assets                                                     102             (447)              56
        Accounts payable                                                 250              (24)             490
        Accrued expenses and income taxes payable                       (169)             530              458
---------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                980            2,301            3,870
---------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Capital expenditures                                                (2,027)          (5,054)          (3,870)
  Proceeds from disposals of property and equipment                      549               49              563
  Reduction in marketable securities                                      --               --              670
---------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                 (1,478)          (5,005)          (2,637)
---------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Principal payments on long-term debt and obligations                  (164)            (154)            (128)
  Stock options exercised                                                 --               92              239
  Proceeds from (payments of) life insurance loans                        (1)           1,684               --
  Net proceeds from bank loan                                             --              175               --
  Purchase of treasury stock                                              --           (2,031)              --
---------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities                     (165)            (234)             111
---------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                    (663)          (2,938)           1,344
Cash and cash equivalents, at beginning of year                        1,265            4,203            2,859
---------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, at end of year                            $   602          $ 1,265          $ 4,203
---------------------------------------------------------------------------------------------------------------

Supplemental cash flow disclosure:
Income taxes paid                                                    $   510          $   609          $    75
Interest paid                                                        $   131          $    64          $    24
---------------------------------------------------------------------------------------------------------------

Supplemental disclosure of noncash investing and financing activities.

In Fiscal 1999, the Company entered into one capital lease totaling $62. In Fiscal 1998, the Company received $1,077 in treasury stock as payment for the exercise price of certain stock options exercised during the year and as payment of payroll taxes related to the exercise of the stock options.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                               Earl Scheib, Inc.
                   Notes to Consolidated Financial Statements
                 (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

1.  Summary of Significant Accounting Policies

NATURE OF BUSINESS: Earl Scheib, Inc. and subsidiaries (the "Company") operates the New Earl Scheib Auto Paint and Body Shops throughout the United States which offer auto painting and auto body repair services to consumers and businesses. At April 30, 2000, 1999 and 1998, the Company operated 170, 174 and 163 shops, respectively.

PRINCIPLES OF CONSOLIDATION: The Company's consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

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

INVENTORIES: Inventories, which are composed of auto paint, shop supplies and materials, are stated at the lower of last-in, first-out (LIFO) cost or market. A summary of inventories is as follows:

                                              April 30,
                                        ----------------------
                                          2000          1999
--------------------------------------------------------------
Paint and related supplies               $1,929        $1,810
Raw materials                               507           411
LIFO reserve                               (502)         (520)
                                        ----------------------
Total inventories                        $1,934        $1,701
                                        ----------------------

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost and depreciated and amortized over their estimated useful lives or lease terms, whichever is less. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes.

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

STOCK-BASED COMPENSATION: The Company accounts for its stock option grants in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. Under the Company's current stock option plans, no stock options have been granted at a price which is less than the quoted market price of the underlying stock on the date of grant. Therefore, no compensation expense is recognized for the stock options granted (Note 5).

IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, it will write down the asset to its estimated fair value. During the year ended April 30, 2000, the Company provided $65 for the impairment of fixed assets in three shops.

REVENUE RECOGNITION: The Company recognizes sales when the work is completed and the customer accepts delivery of the vehicle.

EARNINGS PER SHARE: Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The only potential dilutive securities the Company has outstanding are stock options issued to the Company's Board of Directors, management and employees.

      The weighted-average number of shares used to calculate basic earnings per share was 4,359, 4,452, and 4,605, for the years ended April 30, 2000, 1999 and 1998, respectively. The weighted-average number of shares used to calculate diluted earnings per share was 4,359, 4,532 and 4,762 for the years ended
April 30, 2000, 1999, and 1998, respectively. Options to purchase 1,062, 437 and 314 shares were not included in the calculation of diluted earnings per share in Fiscal 2000, 1999 and 1998, respectively, because including such options would be antidilutive.

PROSPECTIVE ACCOUNTING CHANGES: In June 1998, the Financial Accounting Standards Board issued Statement of

                               Earl Scheib, Inc.
             Notes to Consolidated Financial Statements (Continued)
                 (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

Financial Accounting Standard ("SFAS") No. 133. "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended, is effective for financial periods beginning after June 15, 2000, and addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Company has not historically or does not currently hold any derivative instruments or participate in any hedging activities.
RECLASSIFICATION: Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

2.  Taxes on Income

The components of the provision for income taxes are as follows:

                                         Year Ended April 30,
                                 ------------------------------------
                                   2000          1999          1998
---------------------------------------------------------------------
Current:
  Federal                         $(209)        $ 314         $ 299
  State                             (46)           63            53
                                 ------------------------------------
                                   (255)          377           352
                                 ------------------------------------
Deferred                            299          (351)         (283)
                                 ------------------------------------
  Total                           $  44         $  26         $  69
                                 ------------------------------------

      Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                           Year Ended April 30,
                                   ------------------------------------
                                     2000          1999          1998
-----------------------------------------------------------------------
Tax at U.S. federal statutory
  tax rate (benefit)                (34.0)%        34.0%         34.0%
State taxes, net of federal
  benefit                             2.1           3.9           3.1
Federal net operating loss             --            --         (29.0)
Valuation reserve                    34.0            --            --
Other                                  --          (5.5)         (2.0)
                                   ------------------------------------
  Total                               2.1%         32.4%          6.1%
                                   ------------------------------------

      At April 30, 2000, net current deferred income tax assets and net long-term deferred income tax assets are comprised of the following:

                                           April 30,
                                      -------------------
                                        2000       1999
---------------------------------------------------------
Current deferred income tax assets:
  Alternative Minimum Tax Credit      $   221     $  221
  Accrued insurance                       451        302
  Accrued payroll and vacation             87         39
  Accrue medical insurance                106        103
  Other                                    27         88
                                      -------------------
                                      $   892     $  753
                                      -------------------

---------------------------------------------------------
                                           April 30,
                                      -------------------
                                        2000       1999
Long-term deferred income tax
  assets (liabilities):
  Net operating loss                  $ 1,127     $  967
  Deferred compensation                 1,221      1,252
  Depreciation                            268        (29)
  Other                                   161         38
  Valuation allowance                  (1,058)       (71)
                                      -------------------
                                      $ 1,719     $2,157
                                      -------------------

      In Fiscal 2000 and Fiscal 1999, the Company had deferred income tax assets, net of valuation allowance, of $2,611 and $2,910, respectively. It is management's opinion that it is more likely than not that the net deferred income tax asset will be realized.

      In February 1999, the Company received a Notice of Disallowance from the Internal Revenue Service ("IRS") disallowing a refund from a net operating loss carryback received during the year ended April 30, 1997. The amount of the 1997 refund was $1,845. The Company is protesting the IRS's position. The potential for the disallowance of the refund and substantially all of the interest through April 30, 2000 relating to the disallowance, are accrued in the Company's consolidated financial statements. If the Company does not sustain its tax position with the IRS, the net operating loss carryforward would be available to offset federal income taxes in future years.

3.  Property, Plant and Equipment

Property, plant and equipment, including their estimated useful lives, consist of the following:

                            April 30,
                       -------------------     Estimated
                         2000       1999      Useful Life
----------------------------------------------------------
Land                   $ 5,097    $ 5,171
Buildings and
  building
  improvements           9,163      9,319    8-33 years
Machinery and
  equipment             10,721     10,614    3-10 years
Automotive equipment       142        142    2-4 years
Office furniture and
  equipment              3,132      3,123    3-10 years
Leasehold
  improvements           8,899      8,491    Life of Lease
                       -------------------
                        37,154     36,860
Less accumulated
  depreciation and
  amortization          17,624     15,771
                       -------------------
Net property, plant
  and equipment        $19,530    $21,089
                       -------------------

                               Earl Scheib, Inc.
             Notes to Consolidated Financial Statements (Continued)
                 (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

4.  Leases

The Company leases approximately 62% of its auto paint shops. Management expects that in the normal course of business such leases will be renewed or replaced by other leases. Certain lease agreements contain renewal and/or purchase options. Rent expense for Fiscal 2000, 1999 and 1998 was $,4,064, $3,658 and $2,995,
respectively. Following is a summary, by year, of the future minimum lease commitments as of April 30, 2000.

Year ending April 30:
--------------------------------------------------------
2001                                             $ 3,790
2002                                               3,210
2003                                               2,498
2004                                               1,871
2005                                               1,576
Thereafter                                         6,943
                                                 -------
Total minimum lease payments                     $19,888
                                                 -------

5.  Stock Options (Number of shares and options in thousands)
The Company has two nonqualified stock option plans. One plan allows for the granting of up to 150 shares of the Company's capital stock to nonemployee directors of the Company, and the second plan allows for the granting of up to 900 shares of the Company's capital stock to certain employees of the Company. The plans allow for discretionary pricing and vesting periods. Besides the two plans discussed, the Company has made separate grants of stock options to its chief executive officer.
      Stock option transactions are summarized as follows:

                                                           Weighted
                        Number                              Average
                          of           Option price        Exercise
                        Shares          per Share            Price
--------------------------------------------------------------------
Outstanding at
  April 30, 1997        1,069     $        4.50 - $11.23     $6.67
  Granted                 150     $                 8.75     $8.75
  Exercised              (193)    $        4.50 - $7.875     $6.17
  Canceled                (48)    $        4.50 - $7.875     $6.93
                       ---------------------------------------------
Outstanding at
  April 30,1998           978     $        4.50 - $11.23     $7.07
  Granted                 514     $        5.00 - $ 8.63     $5.34
  Exercised               (21)    $        4.50 - $ 7.00     $4.54
  Canceled               (359)    $        5.00 - $ 8.75     $7.37
                       ---------------------------------------------
Outstanding at
  April 30, 1999        1,112     $        4.50 - $11.23     $6.22
  Granted                 156     $        3.50 - $ 4.75     $4.20
  Exercised                --                 --      --        --
  Canceled               (206)    $        4.00 - $ 9.00     $6.73
                       ---------------------------------------------
Outstanding at
  April 30, 2000        1,062     $        3.50 - $11.23     $5.82
                       ---------------------------------------------

                                                April 30,
                                   ------------------------------------
                                     2000          1999          1998
-----------------------------------------------------------------------
Shares exercisable                   609           590           682
Shares available for grant           357           307            61
                                   ------------------------------------

      The following tables summarize information about stock options outstanding and exercisable:

                         Options Outstanding
----------------------------------------------------------------------
                                              Weighted       Weighted
                            Outstanding        Average        Average
      Range of             at April 30,       Remaining      Exercise
   Exercise Price              2000             Life           Price
----------------------------------------------------------------------
$3.50 - $4.49                     79             9.7           $3.90
$4.50 - $5.50                    717             7.7           $5.20
$5.51 - $11.23                   266             5.4           $8.09
                               -----                           -----
                               1,062
                               -----

               Options Exercisable
--------------------------------------------------
                                         Weighted
                        Exercisable At    Average
       Range of           April 30,      Exercise
    Exercise Price           2000          Price
--------------------------------------------------
$4.50 - $6.50                350           $5.25
$6.51 - $11.23               259           $8.09
                             ---           -----
                             609
                             ---

                               Earl Scheib, Inc.
             Notes to Consolidated Financial Statements (Continued)
                 (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

      If the Company had followed SFAS No. 123, "Accounting for Stock-Based Compensation", in determining compensation cost from stock options, then the Company would have had a pro forma net income (loss) and earnings (loss) per share indicated below:

                                          April 30,
                             ------------------------------------
                               2000          1999          1998
-----------------------------------------------------------------
Net income (loss):
  As reported                $(2,079)       $   56        $1,064
  Pro forma                   (2,491)         (453)          493
Net income (loss) per
  common share:
  As reported:
    Basic                    $ (0.48)       $ 0.01        $ 0.23
    Diluted                    (0.48)         0.01          0.22
  Pro forma:
    Basic                    $ (0.57)       $(0.10)       $ 0.11
    Diluted                    (0.57)        (0.10)         0.10
                             ------------------------------------

      Because options vest over several years and additional options are granted each year, the effects on pro forma net income (loss) and related per share amounts presented above are not representative of the effect for future years.

      The fair market value of stock options granted for purposes of the SFAS No. 123 compensation was determined by using the Black-Scholes option-pricing model and the following assumptions: a weighted-average, risk-free interest rate of 6.37%, 5.07% and 5.86% for Fiscal 2000, 1999 and 1998, respectively; an expected life of 10 years; expected volatility of 62.7%, 34.1% and 32.6% in Fiscal 2000, 1999 and 1998, respectively, and no expected dividend. The weighted-average fair value of the options granted by the Company in Fiscal 2000, 1999 and 1998, was $2.95, $2.97 and $4.90, respectively.
6.  Deferred Management Compensation
In 1987, the Company adopted a nonqualified supplemental compensation plan (the "Plan") to provide benefits (including post retirement health care and death benefits) to certain employees who were officers or key employees of the Company prior to fiscal 1995 (admission to the Plan was discontinued at the beginning of fiscal 1995). Participants share in the cost of the Plan by deferring a portion of their annual compensation for that purpose. Deferred compensation expense under the Plan is comprised of the following:

                                           For The Year
                                         Ended April 30,
                                  ------------------------------
                                    2000       1999       1998
----------------------------------------------------------------
Weighted-average assumptions:
Discount rate                      7 3/4%         7%         7%
Components of net periodic
  benefit cost:
Service cost                        $ 45       $ 41       $ 43
Interest cost                        200        191        196
Amortization of prior service
  costs                              (59)       (59)       (59)
                                  ------------------------------
Net periodic benefit cost           $186       $173       $180
                                  ------------------------------

Due to the compensation agreements having predetermined fixed dollar amounts of benefits, no rates of increase in future compensation were used. The table below sets forth the funded status and amounts recognized in the Company's consolidated financial statements for the supplemental compensation plan:

                                          April 30
                                     -------------------
                                       2000       1999
--------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of
  year                               $ 2,867    $ 2,952
Service cost                              45         41
Interest cost                            200        191
Actuarial gain                          (113)       (34)
Benefits paid                           (265)      (283)
                                     -------------------
Benefit obligation at end of year    $ 2,734    $ 2,867
                                     -------------------
Change in plan assets:
Fair value of plan assets                 --         --
Funded status                        $(2,734)   $(2,867)
Unrecognized prior service cost         (481)      (540)
Unrecognized gain                       (253)      (140)
                                     -------------------
Accrued pension expense              $(3,468)   $(3,547)
                                     -------------------
Amounts recognized in the statement
  of financial position consist of:
Accrued pension expense              $(3,468)   $(3,547)
Intangible assets                        734        680
                                     -------------------
Funded status                        $(2,734)   $(2,867)
                                     -------------------

      The Company entered into whole life insurance contracts, to partially fund its obligations under the Plan. The Company was not obligated to enter into these contracts and is not required to use policy proceeds to pay for the Plan.
 As of April 30, 2000 and 1999, these contracts had cash surrender values of $1,922 and $1,780, respectively, which the Company has borrowed against (Note 7).

                               Earl Scheib, Inc.
             Notes to Consolidated Financial Statements (Continued)
                 (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

                                  401(k) Plan

      In Fiscal 1999, the Company established a 401(k) Plan covering substantially all employees. Employees may elect to participate in the 401(k) Plan provided that they meet certain eligibility requirements. Voluntary employee contributions are limited to 15 percent (up to a maximum of $10 in 1999) of compensation. Subject to the vesting schedule, Company contributions, equal to 50 percent of the first four percent of employee contributions, are distributed ("matched") at the end of each calendar year to participants then employed. During Fiscal 2000 and 1999, the Company contributed $112 and $31, respectively.

7.  Long-term Debt and Obligations

                                              April 30,
                                        ----------------------
                                          2000          1999
--------------------------------------------------------------
Loans against life insurance
  policy cash surrender values           $1,683        $1,684
Notes payable to bank                        --           226
Capital leases                               --           106
                                        ----------------------
                                         $1,683        $2,016
                                        ----------------------

      Loans against life insurance policy cash surrender values bear interest at a variable rate (currently 5.0% to 8.06%) with interest payable annually. The principal is not due until such time as the policies are surrendered. Management does not expect to pay these loans in Fiscal 2001.

      The notes payable to a bank are secured by a long-term receivable from a state agency related to the reimbursement of completed environmental remediation work performed in Wisconsin. Interest, at prime rate (9.0% as of April 30, 2000) and principal are payable upon demand. The notes payable are classified as a current liability as of April 30, 2000.

      Capital lease obligations relate to the purchase of computer equipment and bear interest at rates of 3.54% to 9.8%. These obligations are due in Fiscal 2001 and are classified as a current liability at April 30, 2000.

      The Company has an agreement with a bank for a two-year, $4,000 unsecured line of credit. During Fiscal 2000, the Company borrowed $750 which was fully repaid by April 30, 2000. At April 30, 2000, no balance was outstanding.

8.  Commitments and Contingencies

The Company has an agreement with its bank to finance a letter of credit facility under which the bank has issued approximately $2,194 in standby letters of credit at April 30, 2000. The letters of credit are in favor of the Company's insurance carriers and secure the unfunded portion of the Company's estimated worker's compensation insurance liabilities.

      The Company is a defendant in a lawsuit filed in Los Angeles, California in March 2000. The lawsuit essentially alleges that the Company, in California, failed to pay overtime benefits to shop managers and assistant managers and made unlawful deductions from the compensation of certain managers and assistant managers. The applicable law provides for up to a four-year statute of limitations and the plaintiff is seeking class certification in this case. In June 2000, after oral arguments, the Court denied plaintiff's motion for a court-issued precertification notice to the potential class and stated it will require plaintiff to move for class certification. The Company intends to vigorously defend against this action, but at this point the ultimate outcome of this matter cannot be determined with certainty. Unfavorable rulings and/or the cost of resolution of any unfavorable rulings cannot be determined at this time, but the Company believes that its ultimate exposure should not materially affect its financial position.

      The Company is involved in several other legal proceedings and claims which arise in the ordinary course of its business. Management believes that the amount of ultimate liability with respect to these matters should not materially affect the Company's financial position.

Report of Independent Public Accountants

To the Shareholders of Earl Scheib, Inc.:

"We have audited the accompanying consolidated balance sheets of Earl Scheib, Inc. (a Delaware corporation) and subsidiaries as of April 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

"We conducted our audits in accordance with auditing standards generally accepted in the United States.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

"In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earl Scheib, Inc. and subsidiaries as of April 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States."

/s/ ARTHUR ANDERSEN LLP

Los Angeles, California
July 14, 2000

Earl Scheib, Inc.

Selected Financial Data
(Dollars in thousands, except per share data)

                                                                                Year Ended April 30,
                                                    ----------------------------------------------------------------------------
                                                      2000             1999             1998             1997             1996
--------------------------------------------------------------------------------------------------------------------------------
Results of Operations
Net sales                                           $56,374          $55,013          $50,839          $48,348          $43,981
Net income (loss)                                    (2,079)              56            1,064            1,102              895
Per share:
  Earnings (loss) -- Basic                            (0.48)            0.01             0.23             0.24             0.20
  Earnings (loss) -- Diluted                          (0.48)            0.01             0.22             0.23             0.19
  Cash dividends declared                                --               --               --               --               --
Financial position
Property, plant and equipment, net                  $19,530          $21,089          $19,375          $18,012          $18,040
Total assets                                         29,615           31,861           31,486           29,450           28,510
Long-term liabilities                                 4,898            5,314            3,584            3,779            3,809
Shareholders' equity                                 16,560           18,639           20,435           19,253           18,056
Number of shops at the end of the year                  170              174              163              158              160
--------------------------------------------------------------------------------------------------------------------------------

Selected Quarterly Financial Data (Unaudited)

The following table sets forth unaudited operating data for each of the specified quarters of Fiscal 2000 and 1999. This quarterly information has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, contains all significant adjustments necessary to state fairly the information set forth herein.

                                                                   First            Second           Third            Fourth
                                                                  Quarter          Quarter          Quarter          Quarter
-----------------------------------------------------------------------------------------------------------------------------
                                                                             (in thousands, except per share data)
For the Fiscal Year Ended April 30, 2000:
  Revenues                                                        $15,759          $15,628          $10,516          $14,471
  Gross profit                                                      4,417            4,561            1,182            3,543
  Net income (loss)                                                   345              460           (1,953)            (931)
  Basic earnings (loss) per share                                    0.08             0.11            (0.45)           (0.21)
  Diluted earnings (loss) per share                                  0.08             0.11            (0.45)           (0.21)
For the Fiscal Year Ended April 30, 1999:
  Revenues                                                        $15,903          $14,765          $ 9,895          $14,450
  Gross profit                                                      5,180            4,499            1,327            3,468
  Net income (loss)                                                 1,006              587           (1,193)            (344)
  Basic earnings (loss) per share                                    0.22             0.13            (0.27)           (0.08)
  Diluted earnings (loss) per share                                  0.21             0.13            (0.27)           (0.08)
-----------------------------------------------------------------------------------------------------------------------------

(Notes to selected quarterly financial data)

      The variation in net income and loss per share between the fourth quarter of Fiscal 2000 and the fourth quarter of Fiscal 1999 is primarily due to increased costs pertaining to completed environmental remediation work performed in the state of Wisconsin, a provision for fixed asset impairment in three shops and adjustments to insurance-related premiums and claims from prior periods.

Earl Scheib, Inc.

--------------------------------------------------------------------------------

Market Information

Earl Scheib, Inc. is listed and traded on the America Stock Exchange under the ticker symbol "ESH". As of April 30, 2000, there were 244 holders of record of the Company's stock according to records maintained by the Company's transfer agent. The high and low sales prices of the stock for each of the quarters of Fiscal 2000 and Fiscal 1999 are as follows:

                                                                   2000                                            1999
--------------------------------------------------------------------------------------------------------------------------
                                         1st              2nd               3rd              4th                   1st
                                         Qtr.             Qtr.             Qtr.              Qtr.                  Qtr.
--------------------------------------------------------------------------------------------------------------------------
High                                  $5 3/8           $4 3/4           $4 3/16           $4 1/4                $9 1/4
Low                                    4 1/4            2 3/4            2 3/4             2 3/4                 6 3/4
--------------------------------------------------------------------------------------------------------------------------

                                                     1999
-------------------------------  --------------------------------------------
                                    2nd              3rd              4th
                                    Qtr.             Qtr.             Qtr.
-------------------------------
High                             $7               $6               $6 1/2
Low                               4 3/4            4 3/4            4 3/4
-------------------------------

No dividends were paid in either Fiscal 2000 or Fiscal 1999.