Form 10-K405, Exhibit 13
period 2001-04-30
SCHEIB EARL INC
filed 2001-07-27
CIK 87196

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

Earl Scheib, Inc.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

The following table sets forth the Company's operating results for the periods indicated. Amounts are shown in thousands of dollars and as a percentage of sales.

	Year ended April 30,
	2001		2000		1999

Net sales	$55,061	100.0%	$56,374	100.0%	$55,013	100.0%
Cost of sales	42,890	77.9	42,671	75.7	40,539	73.7

Gross profit	12,171	22.1	13,703	24.3	14,474	26.3
Selling, general and administrative expense	14,806	26.9	15,256	27.2	14,076	25.6
Restructuring charges	645	1.2	—	—	—	—
Provision for impairment of fixed assets	1,242	2.2	65	—	—	—

Operating income (loss)	(4,522)	(8.2)	(1,618)	(2.9)	398	0.7
Other expense	(189)	(.3)	(417)	(0.7)	(316)	(0.6)

Income (loss) before income taxes	(4,711)	(8.6)	(2,035)	(3.6)	82	0.1
Provision for income taxes	63	0.1	44	0.1	26	—

Net income (loss)	$(4,774)	(8.7)%	$(2,079)	(3.7)%	$56	0.1%

Fiscal Year Ended April 30, 2001 ("Fiscal 2001") compared to Fiscal Year Ended April 30, 2000 ("Fiscal 2000")

     Net sales for Fiscal 2001 decreased by $1,313, or 2.3%, compared to Fiscal 2000. This decrease consisted of reduced car volume from the closing of a net eleven shops during Fiscal 2001 and the decrease in same shop (shops open one year or more) sales of $1,053, or 2.0%, partially offset by a higher ticket average during Fiscal 2001 compared to Fiscal 2000.

     The gross profit margin decreased as a percentage of net sales to 22.1% in Fiscal 2001 from 24.3% in Fiscal 2000. The decrease is primarily due to the adverse effect of the reduction in same shop sales, increased salaries and wages (primarily as a result of increased obligations under a collective bargaining agreement) and the impact of increased per unit manufacturing costs due to the lower car volume.

     Selling general and administrative expenses decreased by $450 in absolute dollars in Fiscal 2001 from Fiscal 2000 and also decreased as a percentage of net sales. The decrease is primarily due to lower administrative costs, including reduced advertising expenses and costs from current year shop closures when compared to the prior fiscal year, partially offset by higher operating costs pertaining to the Company's initial fleet and truck center and the commercial coatings operations.

     Restructuring charges of $645 relate to the planned closure of 25 shops during the year ending April 30, 2002 ("Fiscal 2002") pursuant to a three-year reorganization of the Company's retail paint and body business. The restructuring charges include a write down of $357 to the estimated net recoverable value of the fixed assets in these shops, but does not include any anticipated gains on the sales of Company-owned real estate.

     The provision for impairment of $1,242 was recorded to write down the carrying value of fixed assets in 13 other retail shops to their estimated net recoverable value. Six of these shops are planned to be closed subsequent to April 30, 2002, pursuant to the three-year restructuring plan.

     Other expense is primarily comprised of gains or losses from the sales of real estate and net interest expense. The net gain in Fiscal 2001 was $310 versus $134 in Fiscal 2000. Net interest expense was $431 in Fiscal 2001, as compared to $449 in Fiscal 2000, and relates primarily to the accrual of interest on the Internal Revenue Service's disallowance of a net operating loss carryback (which has been appealed by the Company—see "Liquidity and Capital Resources" for further discussion) and life insurance loans. Also, during Fiscal 2001, the Company wrote off $68 of costs for computer hardware that was not utilized. In Fiscal 2000, the Company wrote off $102 of costs for software that was not utilized.

     No federal income tax benefit was recognized for the Fiscal 2001 or the Fiscal 2000 loss since the Company is currently providing a full valuation on such deferred tax assets as realization is not assured. Due to income allocation and state income tax laws, only part of the Company's state income taxes in Fiscal 2001 and 2000 were offset by net operating loss carryforwards. The Company provided $63 and $44 in taxes in Fiscal 2001 and 2000, respectively, for taxes in those states which were not offset by net operating loss carryforwards.

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

     No federal income tax benefit was recognized for the Fiscal 2000 loss since the Company is currently providing a full valuation on such deferred tax assets as realization is not assured. The majority of the Company's Fiscal 1999 federal income tax provision was offset by net operating loss carryforwards from past years. Due to income allocation and state income tax laws, only part of the Company's state income taxes in Fiscal 2000 and 1999 were offset by net operating loss carryforwards. The Company provided $44 and $26 in taxes in Fiscal 2000 and 1999, respectively, for taxes in those states which were not offset by net operating loss carryforwards.

Liquidity and Capital Resources

     The Company's cash requirements are based upon its seasonal working capital needs and its capital requirements for, primarily, new shops, if any, and capitalized additions and improvements. The first and second quarters and occasionally the fourth quarter usually have positive cash flow from operations, while usually the third and occasionally the fourth quarters have negative cash flow from operations.

     As of April 30, 2001, the Company had current assets of $6,272 and current liabilities of $9,490, for a net working capital deficit of $3,218. During Fiscal 2001, net cash provided by operations was $732 compared to $980 in Fiscal 2000. In Fiscal 2001, the Company had capitalized expenditures of $1,209, financed primarily through cash flow from operations and the net proceeds from the sales of real estate. The Company expects that future cash flow from operations will be enhanced by these capital additions.

     The Company's long-term financial obligations consist of its deferred management compensation plan and loans against various life insurance policies. During Fiscal 2002, the Company will open one new 20,000 square foot fleet and truck center, and perform various capital improvements for an estimated cost of $1,400.

     In February 1999, the Company received a Notice of Disallowance from the Internal Revenue Service ("IRS") disallowing a refund from a net operating loss carryback received during the year ended April 30, 1997. The amount of the 1997 refund was $1,845 and the IRS is also seeking penalties and interest on the amount of the refund. The Company is protesting the IRS's position. The potential amount of the disallowance, including all of the interest though April 30, 2001 (but excluding any penalties) relating to the disallowance, is accrued in the Company's consolidated financial statements. If the Company does not sustain its tax position, or any portion thereof, with the IRS, the net operating loss carryforward would be available to offset federal income taxes in certain prior and future years.

     In January 1999, the Company entered into an agreement with a bank for a two-year $4,000 credit facility consisting of an unsecured revolving line of credit. Effective November 30, 2000, this credit facility was revised to extend through August 31, 2001 and to consist of two separate lines of credit; a revolving line for $2,000 and a non-revolving line for $1,500. There are no financial covenants to be maintained during the term of this revised facility, but the Company is exposed to interest rate risk under the lines of credit as borrowings will bear interest at the bank's prime rate. As of April 30, 2001, the Company had no balance outstanding under this credit facility.

     The Company anticipates that any new credit arrangements with its bank (including any stand-by letters of credit required to be issued to secure the unfunded portion of estimated workers compensation insurance liabilities) will most likely be on terms less favorable than its existing arrangements.

     As of April 30, 2001, the Company owns sixty-two parcels of unencumbered real estate, including the Company's headquarters and paint factory, which could be either sold or used as security to obtain additional financing. Pursuant to the restructuring plan of its retail paint and body business, the Company intends to close a total of forty-one shops over the next three years. Sixteen of these shops are located on parcels of real estate owned by the Company which are intended to be sold. In July 2001, the Company sold its corporate office building for net proceeds of $1,913.

     The Company believes that it has, or has the ability to have, the liquidity and capital resources necessary to meet its cash needs for at least the next twelve months.

     In Fiscal 1998, the Board of Directors announced that it had authorized the repurchase of up to 500,000 shares which is approximately 11% of the Company's common stock outstanding. The share purchase plan authorizes the Company to make purchases from time to time in the open market or though privately negotiated transactions and that the purchases be dependent on market conditions and availability of shares. No shares have been purchased since Fiscal 1999, and the Company does not intend to make any purchases in the foreseeable future. To date, the Company has purchased a total of 321,000 shares under this plan at a cost of $2,031.

"Safe Harbor" Statements Under the Private Securities Litigation Reform Act of 1995.

     Certain written and oral statements made by the Company may be "forward looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. Generally, the words "believe," "expect," "hope," "intend," "estimate," "anticipate," "plan," "will," "project," and similar expressions identify forward-looking statements which generally are not historical in nature. All statements which address operating performance, events, developments or strategies that the Company expects or anticipates in the future are forward-looking statements.

     Forward-looking statements involve risks and uncertainties that could cause actual results or events to differ materially from the Company's past experience or current expectations. The following are some of the risk and uncertainties that may impact the forward-looking statements: the impact of the Company's retail paint and body shop closures and operational restructuring, the effect of weather, the effect of economic conditions, the impact of competitive products, services, pricing, capacity and supply constraints or difficulties, changes in laws and regulations applicable to the Company, the impact of advertising and promotional activities, the impact of the Company's expansion of its fleet services division, new product rollout and Quality Fleet and Truck Centers, commercial coatings business, the potential adverse effects of certain litigation, financing or lending constraints and the impact of various tax positions taken by the Company.

Earl Scheib, Inc.

Consolidated Statements of Operations
(Dollars in thousands, except per share data)

	Year ended April 30,
	2001	2000	1999

Net sales	$55,061	$56,374	$55,013
Cost of sales	42,890	42,671	40,539

Gross profit	12,171	13,703	14,474
Selling, general and administrative expense	14,806	15,256	14,076
Restructuring charges	645	—	—
Provision for impairment of fixed assets	1,242	65	—

Operating income (loss)	(4,522)	(1,618)	398
Other expense	(189)	(417)	(316)

Income (loss) before income taxes	(4,711)	(2,035)	82
Provision for income taxes	63	44	26

Net income (loss)	$(4,774)	$(2,079)	$56

Earnings (loss) per share
Basic	$(1.10)	$(0.48)	$0.01
Diluted	$(1.10)	$(0.48)	$0.01

Consolidated Statements of Shareholders' Equity
(Dollars in thousands)

	Capital Stock, $1 Par
			Additional Paid-in Capital
	Shares Outstanding	Amount		Retained Earnings	Treasury Stock	Total

Balance April 30, 1998	4,659,000	$4,782	$6,598	$10,132	$(1,077)	$20,435
Net income	—	—	—	56	—	56
Stock issued under stock option plan	21,000	21	158	—	—	179
Treasury stock acquired	(321,000)	—	—	—	(2,031)	(2,031)

Balance April 30, 1999	4,359,000	4,803	6,756	10,188	(3,108)	18,639
Net loss	—	—	—	(2,079)	—	(2,079)

Balance April 30, 2000	4,359,000	4,803	6,756	8,109	(3,108)	16,560
Net loss	—	—	—	(4,774)	—	(4,774)

Balance April 30, 2001	4,359,000	$4,803	$6,756	$3,335	$(3,108)	$11,786

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Earl Scheib, Inc.

Consolidated Balance Sheets
(Dollars in thousands)

	April 30,
	2001	2000

Assets
Current assets:
Cash and cash equivalents	$706	$602
Accounts receivable, less allowances of $62 in 2001 and $51 in 2000	319	227
Inventories	1,971	1,934
Prepaid expenses	1,915	1,953
Deferred income taxes	1,112	892
Property held for sale	59	70
Other current assets	190	491

Total current assets	6,272	6,169
Property, plant and equipment, net	15,782	19,530
Deferred income taxes	1,757	1,719
Other, primarily cash surrender value of life insurance	2,308	2,197

	$26,119	$29,615

Liabilities
Current liabilities:
Accounts payable	$1,274	$1,190
Current portion of long term-debt and obligations	—	326
Accrued expenses:
Payroll and related taxes	1,528	1,501
Insurance	2,127	1,451
Interest	1,070	800
Advertising	401	461
Other	1,585	1,268
Income taxes payable	1,505	1,160

Total current liabilities	9,490	8,157
Deferred management compensation	3,160	3,215
Long-term debt and obligations, net of current portion	1,683	1,683
Commitments and contingencies	—	—
Shareholders' Equity:
Capital stock $1 par — shares authorized 12,000,000; 4,803,000 issued and 4,359,000 outstanding	4,803	4,803
Additional paid-in capital	6,756	6,756
Retained earnings	3,335	8,109
Treasury stock (444,000 shares)	(3,108)	(3,108)

Total shareholders' equity	11,786	16,560

	$26,119	$29,615

The accompanying Notes are an integral part of these Consolidated Balance Sheets.

Earl Scheib, Inc.

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year ended April 30,
	2001	2000	1999

Cash flows from operating activities:
Net income (loss)	$(4,774)	$(2,079)	$56
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on disposals of property and equipment	(140)	300	121
Depreciation and amortization	2,604	2,941	2,918
Provision for impairment of fixed assets	1,242	65	—
Write down of fixed assets included in restructuring charges	357	—	—
Changes in operating assets and liabilities:
Deferred income taxes	(258)	299	(319)
Deferred management compensation	(55)	(83)	(65)
Accounts receivable	(92)	(9)	39
Inventories	(37)	(233)	(450)
Prepaid expenses and other current assets	339	(404)	(58)
Other assets	(111)	102	(447)
Accounts payable	84	250	(24)
Accrued expenses and income taxes payable	1,573	(169)	530

Net cash provided by operating activities	732	980	2,301

Cash flows from investing activities:
Capital expenditures	(1,209)	(2,027)	(5,054)
Proceeds from disposals of property and equipment	905	549	49

Net cash used in investing activities	(304)	(1,478)	(5,005)

Cash flows from financing activities:
Principal payments on long-term debt and obligations	(104)	(164)	(154)
Stock options exercised	—	—	92
Proceeds from (payments of) life insurance loans	—	(1)	1,684
Proceeds from (payments of) bank loan	(220)	—	175
Purchase of treasury stock	—	—	(2,031)

Net cash provided by (used in) financing activities	(324)	(165)	(234)

Net increase (decrease) in cash and cash equivalents	104	(663)	(2,938)
Cash and cash equivalents, at beginning of year	602	1,265	4,203

Cash and cash equivalents, at end of year	$706	$602	$1,265

Supplemental cash flow disclosure:
Income taxes paid (refunded)	$(265)	$510	$609
Interest paid	194	131	64
Noncash financing activity — capital lease	—	—	62

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Earl Scheib, Inc.
Notes to Consolidated Financial Statements
 (Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Nature of Business: Earl Scheib, Inc. and subsidiaries (the "Company") operate auto painting and auto body repair locations for both retail consumers and businesses. At April 30, 2001, 2000, and 1999, the Company operated 159, 170, and 174 retail paint and body repair shops, respectively, and operated one large fleet center at April 30, 2001.

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

Inventories: Inventories, which are composed of auto paint, shop supplies and materials, are stated at the lower of last-in, first-out (LIFO) cost or market. A summary of inventories is as follows:

	April 30,
	2001	2000

Paint and related supplies	$1,912	$1,929
Raw materials	592	507
LIFO reserve	(533)	(502)

Total inventories	$1,971	$1,934

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

Start-up Costs: Expenses associated with the opening of new auto paint shops and fleet centers are expensed as incurred.

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

Impairment of Long-Lived Assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, it will write down the asset to its estimated fair value, which is based on expected future cash flows. During the years ended April 30, 2001 and 2000, the Company provided $1,599, $357 of which is included in "restructuring charges" (Note 9), and $65 for the impairment of fixed assets in thirteen and three shops, respectively.

Revenue Recognition: The Company recognizes sales when the work is completed and the customer accepts delivery of the vehicle.

Accounts Receivable: Write-offs and provisions for doubtful accounts totaled $61, $141, $134 and $174, $28, $145 respectively, for the years ended April 30, 2001, 2000 and 1999.

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

     The weighted-average number of shares used to calculate basic and diluted earnings (loss) per share was 4,359, 4,359, and 4,452 for the years ended April 30, 2001, 2000 and 1999, respectively. Options to purchase 996 and 1,062 shares were not included in the calculation of diluted earnings per share in Fiscal 2001 and 2000, respectively, because the Company incurred net losses. 437 shares were not included in the calculation of diluted earnings per share in Fiscal 1999 because inclusion would be antidilutive.

Reclassification: Certain reclassifications have been made to prior year consolidated financial statements to conform to the current year presentation.

2. Taxes on Income

The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2001	2000	1999

Current:
Federal	$(258)	$(209)	$314
State	63	(46)	63

	(195)	(255)	377

Deferred	258	299	(351)

Total	$63	$44	$26

     Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	Year Ended April 30,
	2001	2000	1999

Tax at U.S. federal statutory tax rate (benefit)	(34.0)%	(34.0)%	34.0%
State taxes, net of federal benefit	1.3	2.1	3.9
Valuation reserve	34.0	34.0	—
Other	—	—	(5.5)

Total	1.3%	2.1%	32.4%

     At April 30, 2001, net current deferred income tax assets and net long-term deferred income tax assets are comprised of the following:

	April 30,
	2001	2000

Current deferred income tax assets:
Alternative Minimum Tax Credit	$221	$221
Accrued insurance	478	451
Accrued payroll and vacation	97	87
Accrue medical insurance	51	106
Other	265	27

	$1,112	$892

Long-term deferred income tax assets (liabilities):
Net operating loss	$2,242	$1,127
Deferred compensation	1,200	1,221
Depreciation	614	268
Other	638	161
Valuation allowance	(2,937)	(1,058)

	$1,757	$1,719

     In Fiscal 2001 and Fiscal 2000, the Company had deferred income tax assets, net of valuation allowance, of $2,869 and $2,611, respectively. As of April 30, 2001, the Company owned 62 parcels of unencumbered properties, including its corporate office building (Note 3) and its manufacturing and warehouse facility. These properties were purchased a number of years ago. Should the Company's taxable income be insufficient in any one year to realize the deferred income tax asset, then one or more properties could be sold for a gain to realize the income tax asset. Accordingly, it is management's opinion that it is more likely than not that the net deferred income tax asset will be realized.

     As of April 30, 2001, the Company had a net operating loss carryforward of approximately $3,500 available to offset future federal income taxes otherwise payable and which expires in twenty years.

     In February 1999, the Company received a Notice of Disallowance from the Internal Revenue Service ("IRS") disallowing a refund from a net operating loss carryback received during the year ended April 30, 1997. The amount of the 1997 refund was $1,845 and the IRS is also seeking penalties and interest on the amount of the refund. The Company is protesting the IRS's position. The potential amount of the disallowance, including all of the interest through April 30, 2001 (but excluding any penalties) relating to the disallowance, is accrued in the Company's consolidated financial statements. If the Company does not sustain its tax position, or any portion thereof, with the IRS, the net operating loss carryforward would be available to offset federal income taxes in certain prior and future years.

3. Property, Plant and Equipment

Property, plant and equipment, including their estimated useful lives, consist of the following:

	April 30,
			Estimated Useful Life
	2001	2000

Land	$4,786	$5,097
Buildings and building improvements	8,535	9,163	8-33 years
Machinery and equipment	10,824	10,721	3-10 years
Automotive equipment	83	142	2-4 years
Office furniture and equipment	3,298	3,132	3-10 years
Leasehold improvements	8,982	8,964	Life of Lease

	36,508	37,219
Less: accumulated depreciation and amortization	(19,127)	(17,624)
Less: provision for impairment of fixed assets	(1,599)	(65)

Net property, plant and equipment	$15,782	$19,530

     In July 2001, the Company sold its corporate office building for net proceeds of $1,913, resulting in a net gain of $1,779. The Company currently occupies the offices under a month-to-month lease until it is able to secure and relocate to a new location.

4. Leases

The Company leases approximately 63% of its locations. Management expects that in the normal course of business, excluding retail shops scheduled to be closed as part of the Company's restructuring plan (Note 9), such leases will be renewed or replaced by other leases. Certain lease agreements contain renewal and/or purchase options. Rent expense for Fiscal 2001, 2000 and 1999 was $4,204, $4,064 and $3,658, respectively. Following is a summary, by year, of the future minimum lease commitments as of April 30, 2001.

Year ending April 30:
2002	$3,785
2003	2,964
2004	2,285
2005	1,945
2006	1,652
Thereafter	6,369

Total minimum lease payments	$19,000

5. Stock Options (Number of shares and options in thousands)

The Company has two nonqualified stock option plans. One plan allows for the granting of up to 150 shares of the Company's capital stock to nonemployee directors of the Company and the second plan allows for the granting of up to 900 shares of the Company's capital stock to certain employees of the Company. The plans allow for discretionary pricing and vesting periods. Besides the two plans discussed, the Company has made separate grants of stock options to its chief executive officer.

     Stock option transactions are summarized as follows:

	Number of Shares	Option price per Share	Weighted Average Exercise Price

Outstanding at April 30,1998	978	$4.50 - $11.23	$7.07
Granted	514	$5.00 - $ 8.63	$5.34
Exercised	(21)	$4.50 - $ 7.00	$4.54
Canceled	(359)	$5.00 - $ 8.75	$7.37

Outstanding at April 30, 1999	1,112	$4.50 - $11.23	$6.22
Granted	156	$3.50 - $ 4.75	$4.20
Exercised	—	—	—
Canceled	(206)	$4.00 - $ 9.00	$6.73

Outstanding at April 30, 2000	1,062	$3.50 - $11.23	$5.82
Granted	16	$4.00	$4.00
Exercised	—	—	—
Canceled	(82)	$4.00 - $11.23	$5.66

Outstanding at April 30, 2001	996	$3.50 - $10.00	$5.81

	April 30,
	2001	2000	1999

Shares exercisable	766	609	590
Shares available for grant	423	357	307

     The following tables summarize information about stock options outstanding and exercisable:

Options Outstanding
Range of Exercise Price	Outstanding at April 30, 2001	Weighted Average Remaining Life	Weighted Average Exercise Price

$3.50 – $4.50	163	7.4	$4.21
$4.51 – $5.50	589	6.8	$5.33
$5.51 – $10.00	244	4.5	$8.04

	996
Options Exercisable
Range of Exercise Price	Exercisable At April 30, 2001	Weighted Average Exercise Price

$3.50 – $6.50	525	$5.27
$6.51 – $10.00	241	$8.04

	766

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", under which no compensation cost has been recognized. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for awards in 2001, 2000 and 1999, consistent with the provisions of SFAS No. 123, net income (loss) and net income (loss) per share would have been reduced (increased) to the following pro forma amounts:

	April 30,
	2001	2000	1999

Net income (loss):
As reported	$(4,774)	$(2,079)	$56
Pro forma	(5,386)	(2,491)	(453)
Net income (loss) per Common share:
As reported:
Basic	$(1.10)	$(0.48)	$0.01
Diluted	(1.10)	(0.48)	0.01
Pro forma:
Basic	$(1.24)	$(0.57)	$(0.10)
Diluted	(1.24)	(0.57)	(0.10)

     Because options vest over several years and additional options are granted each year, the effects on pro forma net income (loss) and related per share amounts presented above are not representative of the effect for future years.

     The fair market value of stock options granted for purposes of the SFAS No. 123 compensation was determined by using the Black-Scholes option-pricing model and the following assumptions: a weighted-average, risk-free interest rate of 5.04%, 6.37% and 5.07% for Fiscal 2001, 2000 and 1999, respectively; an expected life of 10 years; expected volatility of 66.1%, 62.7% and 34.1% in Fiscal 2001, 2000 and 1999, respectively, and no expected dividend. The weighted-average fair value of the options granted by the Company in Fiscal 2001, 2000 and 1999, was $1.93, $2.95 and $2.97, respectively.

6. Retirement Plans

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

	For The Year Ended April 30,
	2001	2000	1999

Weighted-average assumptions:
Discount rate	7 3/4%	7 3/4%	7%
Components of net periodic benefit cost:
Service cost	$45	$45	$41
Interest cost	200	200	191
Amortization of prior service costs	(59)	(59)	(59)

Net periodic benefit cost	$186	$186	$173

Due to the compensation agreements having predetermined fixed dollar amounts of benefits, no rates of increase in future compensation were used. The table below sets forth the funded status and amounts recognized in the Company's consolidated financial statements for the supplemental compensation plan:

	April 30
	2001	2000

Change in benefit obligation:
Benefit obligation at beginning of year	$2,734	$2,867
Service cost	45	45
Interest cost	200	200
Actuarial gain (loss)	30	(113)
Benefits paid	(253)	(265)

Benefit obligation at end of year	$2,756	$2,734

Change in plan assets:
Fair value of plan assets	—	—
Funded status	$(2,756)	$(2,734)
Unrecognized prior service cost	(422)	(481)
Unrecognized gain	(236)	(253)

Accrued pension expense	$(3,414)	$(3,468)

     The Company entered into whole life insurance contracts, to partially fund its obligations under the Plan. The Company was not obligated to enter into these contracts and is not required to use these policy proceeds to pay for the Plan. As of April 30, 2001 and 2000, these contracts had cash surrender values of $2,111 and $1,922, respectively, which the Company has borrowed against (Note 7).

401(k) Plan

     In Fiscal 1999, the Company established a 401(k) Plan covering substantially all employees. Employees may elect to participate in the 401(k) Plan provided that they meet certain eligibility requirements. Voluntary employee contributions are limited to 15 percent (up to the maximum amount allowed by federal regulations) of compensation. Subject to the vesting schedule, Company contributions, equal to 50 percent of the first four percent of employee contributions, are distributed ("matched") at the end of each calendar year to participants then employed. During Fiscal 2001, 2000 and 1999, the Company contributed $104, $112 and $31, respectively.

7. Long-term Debt and Obligations

     Long term debt and obligations consist of loans against life insurance policy cash surrender values which bear interest at a variable rate (currently 5.0% to 7.87%) with interest payable annually. The principal is not due until such time as the policies may be surrendered by the Company.

     In January 1999, the Company entered into an agreement with a bank for a two-year $4,000 credit facility consisting of an unsecured revolving line of credit. Effective November 30, 2000, this credit facility was revised to extend through August 31, 2001 and to consist of two separate lines of credit; a revolving line for $2,000 and a non-revolving line for $1,500. There are no financial covenants to be maintained during the term of this revised facility, but the Company is exposed to interest rate risk under the lines of credit as borrowings will bear interest at the bank's prime rate. As of April 30, 2001, the Company had no balance outstanding under this credit facility.

8. Commitments and Contingencies

     The Company has an agreement with its bank to finance a letter of credit facility under which the bank has issued approximately $2,194 in standby letters of credit at April 30, 2001. The letters of credit are in favor of the Company's insurance carriers and secure the unfunded portion of the Company's estimated worker's compensation insurance liabilities.

     The Company is a defendant in a lawsuit filed in Los Angeles, California in March 2000. The lawsuit essentially alleges that the Company, in California, failed to pay overtime benefits to shop managers and assistant managers and made unlawful deductions from the compensation of certain managers and assistant managers. The applicable law provides for up to a four-year statute of limitations for unpaid overtime and the plaintiff is seeking class certification in this case. The Company intends to vigorously defend against this action, but at this point the ultimate outcome of this matter cannot be determined with certainty. Unfavorable rulings and/or the cost of resolution of any unfavorable rulings cannot be determined at this time. The Company's insurance carriers have denied coverage of this lawsuit. The Company has tendered the denial to binding arbitration. As of July 11, 2001, the arbitration has not yet been scheduled for a hearing.

     The Company is involved in certain legal proceedings and claims which arise in the ordinary course of its business. Management believes that the amount of ultimate liability with respect to these matters should not materially affect the Company's operations and/or financial position.

9. Restructuring of Retail Paint and Body Business.

     In February 2001, the Board of Directors approved a plan to restructure and reorganize the Company's retail paint and body business. This plan will be implemented over the next three years as lease obligations expire and will result in the closing of 41 retail shops located in primarily single-shop areas and in markets where seasonal weather adversely impacts operating results. The restructuring should result in a leaner infrastructure and allow the Company to concentrate its efforts in those geographic areas where it has historically been profitable.

     During the year ended April 30, 2001, the Company recorded restructuring charges totaling $645 for the planned closure of 25 retail shops during the year ending April 30, 2002, including exit costs (shop closure costs and early termination of leases) totaling $288. Net sales generated by these 25 retail shops were $6,284, $6,724 and $7,343 for Fiscal 2001, 2000 and 1999, with net operating income of $23, $360 and $891, respectively.

     Because of the reliance on estimates and potential changing conditions for the eight planned shop closures in each of the years ending April 30, 2003 and 2004, the Company believes that future charges to its results of operations are possible during the years in which the shops actually close.

Report of Independent Public Accountants

       To the Shareholders of Earl Scheib, Inc.:

We have audited the accompanying consolidated balance sheets of Earl Scheib, Inc. (a Delaware corporation) and subsidiaries as of April 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earl Scheib, Inc. and subsidiaries as of April 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Los Angeles, California
July 11, 2001

Earl Scheib, Inc.

Selected Financial Data
(Dollars in thousands, except per share data)

	Year Ended April 30,
	2001	2000	1999	1998	1997

Results of Operations
Net sales	$55,061	$56,374	$55,013	$50,839	$48,348
Net income (loss)	(4,774)	(2,079)	56	1,064	1,102
Per share:
Earnings (loss) — Basic	(1.10)	(0.48)	0.01	0.23	0.24
Earnings (loss) — Diluted	(1.10)	(0.48)	0.01	0.22	0.23
Cash dividends declared	—	—	—	—	—
Financial position
Property, plant and equipment, net	$15,782	$19,530	$21,089	$19,375	$18,012
Total assets	26,119	29,615	31,861	31,486	29,450
Long-term liabilities	4,843	4,898	5,314	3,584	3,779
Shareholders' equity	11,786	16,560	18,639	20,435	19,253
Number of retail shops at the end of the year	159	170	174	163	158

Selected Quarterly Financial Data (Unaudited)

The following table sets forth unaudited operating data for each of the specified quarters of Fiscal 2001 and 2000. This quarterly information has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, contains all significant adjustments necessary to state fairly the information set forth herein.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(in thousands, except per share data)
For the Fiscal Year Ended April 30, 2001:
Revenues	$15,536	$14,788	$10,359	$14,378
Gross profit	4,352	3,473	982	3,364
Net income (loss)	606	(317)	(2,316)	(2,747)
Basic earnings (loss) per share	0.14	(0.07)	(0.53)	(0.63)
Diluted earnings (loss) per share	0.14	(0.07)	(0.53)	(0.63)
For the Fiscal Year Ended April 30, 2000:
Revenues	$15,759	$15,628	$10,516	$14,471
Gross profit	4,417	4,561	1,182	3,543
Net income (loss)	345	460	(1,953)	(931)
Basic earnings (loss) per share	0.08	0.11	(0.45)	(0.21)
Diluted earnings (loss) per share	0.08	0.11	(0.45)	(0.21)

(Notes to selected quarterly financial data)

     The variation in net income and loss per share between the fourth quarter of Fiscal 2001 and the fourth quarter of Fiscal 2000 is primarily due to the provision for impairment of fixed assets ($1,242) and the restructuring charges ($645) resulting from the Board of Directors approved plan to restructure the Company's retail paint and body operations.

Earl Scheib, Inc.

Market Information

Earl Scheib, Inc. is listed and traded on the America Stock Exchange under the ticker symbol "ESH". As of April 30, 2001, there were 231 shareholders of record of the Company's stock according to records maintained by the Company's transfer agent. The approximate number of beneficial shareholders was 1,031. The high and low sales prices of the stock for each of the quarters of Fiscal 2001 and Fiscal 2000 are as follows:

	2001				2000
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.

High	$4.25	$3.5	$3.38	$3.00	$5.38	$4.75	$4.19	$4.25
Low	2.75	2.69	2.00	1.90	4.25	2.75	2.75	2.75

No dividends were paid in either Fiscal 2001 or Fiscal 2000.

QuickLinks

Earl Scheib, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations
Earl Scheib, Inc. Consolidated Statements of Operations (Dollars in thousands, except per share data)
Consolidated Statements of Shareholders' Equity (Dollars in thousands)
Earl Scheib, Inc. Consolidated Balance Sheets (Dollars in thousands)
Earl Scheib, Inc. Consolidated Statements of Cash Flows (Dollars in thousands)
Deferred Management Compensation
401(k) Plan
Report of Independent Public Accountants
Earl Scheib, Inc. Selected Financial Data (Dollars in thousands, except per share data)
Selected Quarterly Financial Data (Unaudited)
Earl Scheib, Inc.
Market Information