Form 10-K, Exhibit 13
period 2002-04-30
SCHEIB EARL INC
filed 2002-07-26
CIK 87196

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

Earl Scheib, Inc.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

The following table sets forth the Company's operating results for the periods indicated. Amounts are shown in thousands of dollars and as a percentage of sales.

	Year ended April 30,
	2002		2001		2000

Net sales	$52,126	100.0%	$55,061	100.0%	$56,374	100.0%
Cost of sales	40,736	78.1	42,890	77.9	42,671	75.7

Gross profit	11,390	21.9	12,171	22.1	13,703	24.3
Selling, general and administrative expense	14,171	27.2	14,806	26.9	15,256	27.2
Restructuring charges	9		645	1.2	—	—
Provision for impairment of fixed assets	183	0.4	1,242	2.2	65	—

Operating income (loss)	(2,973)	(5.7)	(4,522)	(8.2)	(1,618)	(2.9)
Other income (expense)	3,698	7.1	(189)	(.3)	(417)	(0.7)

Income (loss) before income taxes	725	1.4	(4,711)	(8.6)	(2,035)	(3.6)
Provision for income taxes	275	0.5	63	0.1	44	0.1

Net income (loss)	$450	0.9%	$(4,774)	(8.7)%	$(2,079)	(3.7)%

Fiscal Year Ended April 30, 2002 ("Fiscal 2002") compared to Fiscal Year Ended April 30, 2001 ("Fiscal 2001")

            Net sales for Fiscal 2002 decreased by $2,935, or 5.3%, compared to Fiscal 2001. This was due primarily to the loss of sales from 27 retail shops closed since the end of Fiscal 2001 ($4,585), partially offset by increased same shop (shops open one year or more) sales of $476, or 1.0%, and increased sales of $1,174 from the Company's fleet and truck centers and commercial coatings business. The 27 shops were closed pursuant to the restructuring and reorganization of the Company's paint and body business approved by the Board of Directors in February 2001.

            The gross profit margin percentage decreased slightly to 21.9% for Fiscal 2002 compared with 22.1% for Fiscal 2001. The decrease in gross margin percentage was primarily due to increased insurance expenses and the impact of increased per unit manufacturing costs on lower car volume, significantly offset by a reduction in depreciation.

            Selling, general and administrative expenses decreased by $635 in absolute dollars in Fiscal 2002 from Fiscal 2001, and increased as a percentage of net sales to 27.2% from 26.9%. The decrease in absolute dollars is primarily due to lower administrative expenses, including salaries and wages and advertising, partially offset by higher legal costs and increased rent for the leased corporate office.

            Restructuring charges of $9 relate to the planned closure of eight leased shops through April 30, 2003 ("Fiscal 2003"), pursuant to the restructuring plan, and consist of exit costs of $70, a write down of $73 to the estimated net recoverable value of the fixed assets in these shops and a reversal to the benefit of operating results of $134 for exit costs recorded in Fiscal 2001. Restructuring charges of $645 recorded in Fiscal 2001 relate to the planned closure of 25 shops during Fiscal 2002 and includes a write down of $357 to the estimated net recoverable of the fixed assets in these shops.

            The provision for impairment of fixed assets of $183 in Fiscal 2002 was recorded to write down the carrying value of fixed assets in three shops to their net recoverable value. The provision for Fiscal 2001 was $1,242 for 13 shops.

            During Fiscal 2002, pursuant to the restructuring plan, the Company sold 14 parcels of real estate and its corporate office building for a net gain of $2,374 and $1,779, respectively. The Company moved into its leased corporate offices in Sherman Oaks, California on October 8, 2001. The net gain on the sale of six parcels of real estate in Fiscal 2001 was $310. Net interest expense was $390 in Fiscal 2002, as compared to $431 in Fiscal 2001, and relates primarily to the accrual of interest on the IRS's disallowance of a net operating loss carryback (which has been appealed by the Company, as discussed in Note 2 to the Consolidated Financial Statements) and life insurance loans. In Fiscal 2002 and Fiscal 2001, the Company disposed of $65 in fixed assets from closed retail shops and wrote-off $68 in un-utilizable factory MIS equipment, respectively.

            The Company provided for federal and state taxes at an effective rate of 38% in Fiscal 2002. The Company did not recognize any federal income tax benefit for its operating loss in Fiscal 2001. Due to income allocation and state income tax laws, only part of the Company's state income taxes in Fiscal 2001 were offset by operating losses. The Company provided $63 in state taxes during Fiscal 2001.

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

            Other expense is primarily comprised of gains or losses from the sales of real estate and net interest expense. The net gain in Fiscal 2001 was $310 versus $134 in Fiscal 2000. Net interest expense was $431 in Fiscal 2001, as compared to $449 in Fiscal 2000, and relates primarily to the accrual of interest on the Internal Revenue Service's disallowance of a net operating loss carryback (which has been appealed by the Company — see "Liquidity and Capital Resources" for further discussion) and life insurance loans. Also, during Fiscal 2001, the Company wrote off $68 of costs for computer hardware that was not utilized. In Fiscal 2000, the Company wrote off $102 of costs for software that was not utilized.

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

Liquidity and Capital Resources

            The Company's cash requirements are based upon its seasonal working capital needs and capital requirements for new shops, fleet and truck centers and for additions and improvements. The first and second quarters and, occasionally, the fourth quarter usually have positive cash flow from operations, while the third and, occasionally, the fourth quarters are net users of cash.

            As of April 30, 2002, the Company had current assets of $10,236 and current liabilities of $9,145 for a net working capital of $1,091. During Fiscal 2002, net cash used in operating activities was $2,446, compared with $732 net cash provided in Fiscal 2001, and capitalized expenditures were $723. The Company expects that future cash flow from operations will be enhanced by these capital additions.

            The Company's long-term financial obligations consist of its deferred management compensation plan and loans against various life insurance policies. During Fiscal 2003, the Company presently plans to perform various capital improvements for an estimated annual cost of less than $600.

            In February 1999, the Company received a Notice of Disallowance from the Internal Revenue Service ("IRS") disallowing a refund from a net operating loss carryback received during the year ended April 30, 1997. The amount of the 1997 refund was $1,845 and the IRS is also seeking penalties and interest on the amount of the refund. The Company is protesting the IRS's position. The potential amount of the disallowance, including interest though April 30, 2002 (but excluding any penalties) relating to the disallowance, is accrued in the Company's consolidated financial statements. If the Company does not sustain its tax position, or any portion thereof, with the IRS, the net operating loss carryforward would be available to offset federal income taxes in certain prior and future years, but a payment to the IRS will be required at the time of settlement depending on the amount of the disallowable portion and interest thereon.

            The Company anticipates that in Fiscal 2003 it will be required to arrange for the issuance of additional standby letters of credit to the benefit of its insurance carriers primarily for the unfunded portion of estimated workers compensation liabilities over different policy years. During Fiscal 2002, this arrangement was made with the Company's bank and required the purchase of certificates of deposit totaling $963 at April 30, 2002 to secure 50% of the standby letters of credit issued. The Company believes that arrangements made in Fiscal 2003 will not be on terms more favorable than its existing terms.

            As of April 30, 2002, the Company owned 48 parcels of unencumbered real estate, including the Company's paint factory, which could be either sold or used as security to obtain additional financing. Pursuant to the restructuring plan of its retail paint and body business, the Company intends to close 10 more shops in Fiscal 2003. Three of these shops are located on parcels of real estate owned by the Company that are intended to be sold. The Company believes that it has, or has the ability to have, the liquidity and capital resources necessary to met its cash needs for the foreseeable future.

Recent Accounting Pronouncement

            In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No.144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). The Company plans to adopt this statement effective May 1, 2002, and believes the adoption will not have a significant impact on its results of operations and financial position.

Critical Accounting Policies

            In December 2001, the Securities and Exchange Commission ("SEC") issued Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", which encourages public companies to include full explanations of their "critical accounting policies", the judgments and uncertainties affecting the application of these policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. In May 2002, the SEC followed up to this release by issuing Release No. 33-8098, "Disclosure in Management's Discussion and Analysis about the Application of Critical Accounting Policies", which proposes rules for new disclosure in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the annual report, registration statements and proxy and information statements.

            The Company's significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. The Company believes its critical accounting policies to be in the area of risk management, specifically workers compensation, which records the uninsured or deductible portion of the liability based on estimates of the development of incurred claims; and in the provision for impairment to long-lived assets, which is based on the estimate of future cash flows for the operating unit. Changing conditions and the use of different assumptions in deriving these estimates could have a material effect on reported financial results.

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

            Forward-looking statements involve risks and uncertainties that could cause actual results or events to differ materially from the Company's past experience or current expectations. The following are some of the risk and uncertainties that may impact the forward-looking statements: the impact of the Company's retail paint and body shop closures and operational restructuring, the effect of weather, the effect of economic conditions, the impact of competitive products, services, pricing, capacity and supply constraints or difficulties, changes in laws and regulations applicable to the Company, the impact of advertising and promotional activities, the impact of the Company's expansion of its fleet services division, new product rollout and Quality Fleet and Truck Centers, commercial coatings business, the potential adverse effects of certain litigation, financing, insuring or lending constraints and the impact of various tax positions taken by the Company.

Earl Scheib, Inc. and Subsidiaries

Consolidated Statements of Operations
(Dollars in thousands, except per share data)

	Year ended April 30,
	2002	2001	2000

Net sales	$52,126	$55,061	$56,374
Cost of sales	40,736	42,890	42,671

Gross profit	11,390	12,171	13,703
Selling, general and administrative expense	14,171	14,806	15,256
Restructuring charges, net	9	645	—
Provision for impairment of fixed assets	183	1,242	65

Operating income (loss)	(2,973)	(4,522)	(1,618)
Gain on sales and disposals of property and equipment	4,088	242	32
Interest expense	(434)	(464)	(465)
Interest income	44	33	16

Income (loss) before income taxes	725	(4,711)	(2,035)
Provision for income taxes	275	63	44

Net income (loss)	$450	$(4,774)	$(2,079)

Earnings (loss) per share
Basic	$0.10	$(1.10)	$(0.48)
Diluted	0.10	(1.10)	(0.48)

Consolidated Statements of Shareholders' Equity
(Dollars in thousands, except share data)

	Capital Stock, $1 Par
			Additional Paid-in Capital
	Shares Outstanding	Amount		Retained Earnings	Treasury Stock	Total

Balance April 30, 1999	4,359,000	$4,803	$6,756	$10,188	$(3,108)	$18,639
Net loss	—	—	—	(2,079)	—	(2,079)

Balance April 30, 2000	4,359,000	4,803	6,756	8,109	(3,108)	16,560
Net loss	—	—	—	(4,774)	—	(4,774)

Balance April 30, 2001	4,359,000	4,803	6,756	3,335	(3,108)	11,786
Net income	—	—	—	450	—	450
Issuance of treasury stock	9,000	—	—	(49)	62	13

Balance April 30, 2002	4,368,000	$4,803	$6,756	$3,736	$(3,046)	$12,249

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Earl Scheib, Inc. and Subsidiaries

Consolidated Balance Sheets
(Dollars in thousands)

	April 30,
	2002	2001

Assets
Current assets:
Cash and cash equivalents	$2,524	$706
Certificates of deposit (restricted)	963	—
Income tax receivable	416	—
Accounts receivable, less allowances of $111 in 2002 and $62 in 2001	503	319
Inventories	1,891	1,971
Prepaid expenses, including advertising costs of $612 in 2002 and $536 in 2001	2,235	1,915
Deferred income taxes	1,665	1,112
Property held for sale	30	59
Other current assets	9	190

Total current assets	10,236	6,272
Property, plant and equipment, net	12,272	15,782
Deferred income taxes	1,204	1,757
Other, including cash surrender value of life insurance of $2,257 in 2002 and $2,111 in 2001	2,453	2,308

	$26,165	$26,119

Liabilities
Current liabilities:
Accounts payable	$733	$1,274
Accrued expenses:
Payroll and related taxes	1,251	1,528
Insurance	1,738	2,127
Interest	1,486	1,070
Advertising	220	401
Legal and professional	781	106
Other	1,241	1,479
Income taxes payable	1,695	1,505

Total current liabilities	9,145	9,490
Deferred management compensation	3,088	3,160
Long-term debt and obligations	1,683	1,683
Commitments and contingencies	—	—
Shareholders' Equity:
Capital stock $1 par — shares authorized 12,000,000; 4,803,000 issued and 4,368,000 and 4,359,000 outstanding in 2002 and 2001, respectively	4,803	4,803
Additional paid-in capital	6,756	6,756
Retained earnings	3,736	3,335
Treasury stock (435,000 shares in 2002 and 444,000 shares in 2001)	(3,046)	(3,108)

Total shareholders' equity	12,249	11,786

	$26,165	$26,119

The accompanying Notes are an integral part of these Consolidated Balance Sheets.

Earl Scheib, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year ended April 30,
	2002	2001	2000

Cash flows from operating activities:
Net income (loss)	$450	$(4,774)	$(2,079)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sales and disposals of property and equipment	(3,735)	(140)	300
Depreciation and amortization	1,791	2,604	2,941
Provision for impairment of fixed assets	183	1,242	65
Write down of fixed assets included in restructuring charges	73	357	—
Compensation expense on issuance of restricted stock	13	—	—
Changes in operating assets and liabilities:
Deferred income taxes	—	(258)	299
Deferred management compensation	(72)	(55)	(83)
Receivables	(600)	(92)	(9)
Inventories	80	(37)	(233)
Prepaid expenses and other current assets	(139)	339	(404)
Other assets	(145)	(111)	102
Accounts payable	(541)	84	250
Accrued expenses and income taxes payable	196	1,573	(169)

Net cash provided by (used in) operating activities	(2,446)	732	980

Cash flows from investing activities:
Purchase of certificates of deposit	(963)	—	—
Capital expenditures	(723)	(1,209)	(2,027)
Proceeds from disposals of property and equipment	5,950	905	549

Net cash provided by (used in) investing activities	4,264	(304)	(1,478)

Cash flows from financing activities:
Principal payments on long-term debt and obligations	—	(104)	(164)
Payments of life insurance loans	—	—	(1)
Payments of bank loan	—	(220)	—

Net cash used in financing activities	—	(324)	(165)

Net increase (decrease) in cash and cash equivalents	1,818	104	(663)
Cash and cash equivalents, at beginning of year	706	602	1,265

Cash and cash equivalents, at end of year	$2,524	$706	$602

Supplemental cash flow disclosure:
Income taxes paid (refunded)	$502	$(265)	$510
Interest paid	19	194	131

Noncash financing activity—issuance of restricted stock (Note 10)	$13	$—	$—

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Earl Scheib, Inc.
Notes to Consolidated Financial Statements
 (Dollars in thousands, except per share data)

1.    Summary of Significant Accounting Policies

Nature of Business:    Earl Scheib, Inc. and subsidiaries (the "Company") operate auto painting and auto body repair locations for both retail consumers and businesses. At April 30, 2002, 2001, and 2000, the Company operated 132, 159, and 170 retail paint and body repair shops, respectively, and operated two large fleet centers at April 30, 2002, and one fleet center at April 30, 2001.

Principles of Consolidation:    The Company's consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant of these is the uninsured or deductible portion of the workers compensation liability, which is based on estimates of the development of incurred claims.

Cash and Cash Equivalents:    All highly liquid investment instruments with terms of three months or less at the time of acquisition are considered to be cash equivalents while those having original maturities in excess of three months are considered marketable securities.

Fair Value of Financial Instruments:    The carrying value of financial assets and liabilities approximates fair value due to their short maturity.

Accounts Receivable:    Write-offs of accounts receivable totaled $89, $61, and $141 while provisions for doubtful accounts totaled $116, $174, and $28 for the years ended April 30, 2002, 2001 and 2000, respectively. Recoveries in the year ended April 30, 2002 were $22.

Inventories:    Inventories, which are composed of auto paint, shop supplies and materials, are stated at the lower of last-in, first-out (LIFO) cost or market. A summary of inventories is as follows:

	April 30,
	2002	2001

Paint and related supplies	$1,944	$1,912
Raw materials	476	592
LIFO reserve	(529)	(533)

Total inventories	$1,891	$1,971

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

Revenue Recognition:    The Company recognizes revenue when the work is completed and the customer accepts delivery of the vehicle.

Advertising:    Advertising costs are expensed as incurred, except that costs related to the placement of Company information in the yellow pages are capitalized as prepaid expenses and amortized over the applicable directory period, generally one year. Advertising costs expensed during the years ended April 30, 2002, 2001 and 2000 totaled $3,628, $4,010 and $4,175, respectively; and costs capitalized at April 30, 2002 and 2001 totaled $612 and $536, respectively.

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

Impairment of Long-Lived Assets:    The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, it will write down the asset to its estimated fair value, which is based primarily on expected future cash flows. During the years ended April 30, 2002, 2001 and 2000, the Company provided $256, $1,599 and $65 for the impairment of fixed assets in eight, thirteen and three shops, respectively. For the years ended April 30, 2002 and 2001, $73 and $357 of this provision, respectively, are included in "restructuring charges" (Note 9).

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

            The weighted-average number of shares used to calculate basic earnings (loss) per share was 4,363, 4,359 and 4,359 for the years ended April 30, 2002, 2001 and 2000, respectively. The weighted-average number of shares used to calculate diluted earnings (loss) per share was 4,365, 4,359 and 4,359 for the years ended April 30, 2002, 2001 and 2000, respectively. Options to purchase 819, 996 and 1,062 shares were not included in the calculation of diluted earnings per share in Fiscal 2002, 2001 and 2000, respectively, because the effect would be antidilutive.

Recent Accounting Pronouncement:    In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No.144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). The Company plans to adopt this statement effective May 1, 2002, and believes the adoption will not have a significant impact on its results of operations and financial position.

Reclassification:    Certain reclassifications have been made to prior year consolidated financial statements to conform to the current year presentation.

2.    Taxes on Income

The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2002	2001	2000

Current:
Federal	$—	$(258)	$(209)
State	56	63	(46)

	56	(195)	(255)

Deferred	219	258	299

Total	$275	$63	$44

            Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	Year Ended April 30,
	2002	2001	2000

Tax at U.S. federal statutory tax rate (benefit)	34.0%	(34.0)%	(34.0)%
State taxes, net of federal benefit	4.0	1.3	2.1
Valuation reserve	—	34.0	34.0
Other	—	—	—

Total	38.0%	1.3%	2.1%

            At April 30, 2002, net current deferred income tax assets and net long-term deferred income tax assets are comprised of the following:

	April 30,
	2002	2001

Current deferred income tax assets:
Alternative Minimum Tax Credit	$221	$221
Accrued insurance	683	478
Accrued payroll and vacation	175	97
Accrue medical insurance	256	51
Other	330	265

	$1,665	$1,112

Long-term deferred income tax assets (liabilities):
Net operating loss	$381	$2,242
Deferred compensation	1,268	1,200
Depreciation	590	614
Other	1,100	638
Valuation allowance	(2,135)	(2,937)

	1,204	$1,757

            In Fiscal 2002 and Fiscal 2001, the Company had deferred income tax assets, net of valuation allowance, of $2,869. As of April 30, 2002, the Company owned 48 parcels of unencumbered properties, including its manufacturing and warehouse facility. These properties were purchased a number of years ago. Should the Company's taxable income be insufficient in any one year to realize the deferred income tax asset, then one or more of these properties could be sold for a gain to realize the income tax asset. Accordingly, it is management's present belief that it is more likely than not that the net deferred income tax asset will be realized.

            As of April 30, 2002, the Company had a net operating loss carryforward of approximately $1,122 available to offset future federal income taxes otherwise payable and which expire over twenty years.

            In February 1999, the Company received a Notice of Disallowance from the Internal Revenue Service ("IRS") disallowing a refund from a net operating loss carryback received during the year ended April 30, 1997. The amount of the 1997 refund was $1,845 and the IRS is also seeking penalties and interest on the amount of the refund. The Company is protesting the IRS's position. The potential amount of the disallowance, including interest through April 30, 2002 (but excluding any penalties) relating to the disallowance, is accrued in the Company's consolidated financial statements. If the Company does not sustain its tax position, or any portion thereof, with the IRS, the net operating loss carryforward would be available to offset federal income taxes in certain prior and future years.

3.    Property, Plant and Equipment

Property, plant and equipment, including their estimated useful lives, consist of the following:

	April 30,
			Estimated Useful Life
	2002	2001

Land	$3,773	$4,786
Buildings and building improvements	6,173	8,535	8-33 years
Machinery and equipment	9,209	10,161	3-10 years
Automotive equipment	94	83	2-4 years
Office furniture and equipment	3,338	3,284	3-10 years
Leasehold improvements	7,370	8,060	Life of Lease

	29,957	34,909
Less: accumulated depreciation and amortization	(17,685)	(19,127)

Net property, plant and equipment	$12,272	$15,782

            In Fiscal 2002, the Company sold 14 parcels of real estate and its corporate office building for net proceeds of $5,950, resulting in a net gain of $4,153.

4.    Leases

The Company leases approximately 66% of its locations and its corporate offices. Management expects that in the normal course of business, excluding retail shops scheduled to be closed as part of the Company's restructuring plan (Note 9), such leases will be renewed or replaced by other leases. Certain lease agreements contain renewal and/or purchase options. Rent expense for Fiscal 2002, 2001 and 2000 was $4,434, $4,204 and $4,064, respectively. Following is a summary, by year, of the future minimum lease commitments as of April 30, 2002.

Year ending April 30:
2003	$3,518
2004	2,767
2005	2,312
2006	1,940
2007	1,600
Thereafter	5,944

Total minimum lease payments	$18,081

5.    Stock Options (Number of shares and options in thousands)

The Company has two nonqualified stock option plans. One plan allows for the granting of up to 150 shares of the Company's capital stock to nonemployee directors of the Company and the second plan allows for the granting of up to 900 shares of the Company's capital stock to certain employees of the Company. The plans allow for discretionary pricing and vesting periods. Besides the two plans discussed, the Company has a separate stock option agreement with its chief executive officer for 200 shares.

            Stock option transactions are summarized as follows:

	Number of Shares	Option price per Share	Weighted Average Exercise Price

Outstanding at April 30, 1999	1,112	$4.50 – $11.23	$6.22
Granted	156	$3.50 – $ 4.75	$4.20
Exercised	—	—	—
Canceled	(206)	$4.00 – $ 9.00	$6.73

Outstanding at April 30, 2000	1,062	$3.50 – $11.23	$5.82
Granted	16	$4.00	$4.00
Exercised	—	—	—
Canceled	(82)	$4.00 – $11.23	$5.66

Outstanding at April 30, 2001	996	$3.50 – $10.00	$5.81
Granted	145	$1.75 – $ 4.50	$3.06
Exercised	—	—	—
Canceled	(312)	$4.00 – $ 9.00	$6.59

Outstanding at April 30, 2002	829	$1.75 – $10.00	$5.03

	April 30,
	2002	2001	2000

Shares exercisable	619	766	609
Shares available for grant	590	423	357

            The following tables summarize information about stock options outstanding and exercisable:

Options Outstanding
Range of Exercise Price	Outstanding at April 30, 2002	Weighted Average Remaining Life	Weighted Average Exercise Price

$1.75 – $3.50	120	9.6	$2.72
$3.51 – $4.50	168	7.0	$4.30
$4.51 – $5.50	421	5.4	$5.32
$5.51 – $10.00	120	4.1	$7.35

	829

Options Exercisable
Range of Exercise Price	Exercisable At April 30, 2002	Weighted Average Exercise Price

$1.75 – $3.50	10	$3.50
$3.51 – $4.50	79	$4.34
$4.51 – $5.50	410	$5.33
$5.51 – $10.00	120	$7.35

	619

            The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", under which no compensation cost has been recognized. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for awards in 2002, 2001 and 2000, consistent with the provisions of SFAS No. 123, net income (loss) and net income (loss) per share would have been reduced (increased) to the following pro forma amounts:

	April 30,
	2002	2001	2000

Net income (loss):
As reported	$450	$(4,774)	$(2,079)
Pro forma	15	(5,386)	(2,491)
Net income (loss) per Common share:
As reported:
Basic	$0.10	$(1.10)	$(0.48)
Diluted	0.10	(1.10)	(0.48)
Pro forma:
Basic	$0.00	$(1.24)	$(0.57)
Diluted	0.00	(1.24)	(0.57)

            Because options vest over several years and additional options are granted each year, the effects on pro forma net income (loss) and related per share amounts presented above are not representative of the effect for future years.

            The fair market value of stock options granted for purposes of the SFAS No. 123 compensation was determined by using the Black-Scholes option-pricing model and the following assumptions: a weighted-average, risk-free interest rate of 5.26%, 5.04% and 6.37% for Fiscal 2002, 2001 and 2000, respectively; an expected life of 10 years; expected volatility of 80.4%, 66.1% and 62.7% in Fiscal 2002, 2001 and 2000, respectively, and no expected dividend. The weighted-average fair value of the options granted by the Company in Fiscal 2002, 2001 and 2000, was $1.78, $1.93 and $2.95, respectively.

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

	For The Year Ended April 30,
	2002	2001	2000

Weighted-average assumptions:
Discount rate	7 1/4%	7 3/4%	7 3/4%

Components of net periodic benefit cost:
Service cost	$50	$45	$45
Interest cost	190	200	200
Amortization of prior service costs	(59)	(59)	(59)

Net periodic benefit cost	$181	$186	$186

            Due to the compensation agreements having predetermined fixed dollar amounts of benefits, no rates of increase in future compensation were used. The table below sets forth the funded status and amounts recognized in the

Company's consolidated financial statements for the supplemental compensation plan:

	April 30
	2002	2001

Change in benefit obligation:
Benefit obligation at beginning of year	$2,756	$2,734
Service cost	50	45
Interest cost	190	200
Actuarial gain (loss)	—	30
Benefits paid	(253)	(253)

Benefit obligation at end of year	$2,743	$2,756

Change in plan assets:
Fair value of plan assets	—	—
Funded status	$(2,743)	$(2,756)
Unrecognized prior service cost	(363)	(422)
Unrecognized gain	(235)	(236)

Accrued pension expense	$(3,341)	$(3,414)

            The Company entered into whole life insurance contracts to partially fund its obligations under the Plan. The Company was not obligated to enter into these contracts and is not required to use these policy proceeds to pay for the Plan. As of April 30, 2002 and 2001, these contracts had cash surrender values of $2,257 and $2,111, respectively, which the Company has borrowed against (Note 7).

401(k) Plan

            In Fiscal 1999, the Company established a 401(k) Plan covering substantially all employees. Employees may elect to participate in the 401(k) Plan provided that they meet certain eligibility requirements. Voluntary employee contributions are limited to 15 percent (up to the maximum amount allowed by federal regulations) of compensation. Subject to the vesting schedule, Company contributions, equal to 50 percent of the first four percent of employee contributions, are distributed ("matched") at the end of each calendar year to participants then employed. During Fiscal 2002, 2001 and 2000, the Company contributed $86, $104 and $112, respectively.

7.    Long-term Debt and Obligations

            Long term debt and obligations consist of loans against life insurance policy cash surrender values, which bear interest at a variable rate (currently 5.0% to 7.65%) with interest payable annually. The principal is not due until such time as the policies may be surrendered by the Company.

8.    Commitments and Contingencies

            The Company has an agreement with its bank to finance a letter of credit facility under which the bank has issued $1,925 in standby letters of credit at April 30, 2002. The letters of credit are in favor of the Company's insurance carriers and currently secure the unfunded portion of the Company's estimated worker's compensation insurance liabilities (see Note 1). The agreement requires that 50% of the issued standby letters of credit be secured by certificates of deposit at the bank ($963 at April 30, 2002) and that the facility be additionally secured by the personal assets of the Company.

            The Company is a defendant in a lawsuit filed in Los Angeles, California in March 2000. The lawsuit essentially alleges that the Company, in California, failed to pay overtime benefits to shop managers and assistant managers and made unlawful deductions from the compensation of certain managers and assistant managers. The plaintiff subsequently added certain directors and officers as defendants (the "Individual Defendants"). The applicable law provides for up to a four-year statute of limitations for unpaid overtime and the plaintiff is seeking class certification in this case. The Company intends to vigorously defend against this action, but at this point the ultimate outcome of this matter cannot be determined with certainty. Unfavorable rulings and/or the cost of resolution of any unfavorable rulings cannot be determined at this time. The Company tendered this claim to its insurance carrier seeking coverage, which was denied. The Company then submitted the matter to binding arbitration, which was held in September 2001. In October 2001, the arbitrator ruled that the insurance carrier has a duty to advance the Company's defense costs in this case and ordered the carrier to reimburse the Company for its defense costs, less the applicable deductible. The arbitrator was not asked to, nor did, rule on whether the numbers of claims made, or any of them, are indemnifiable under the applicable policy. The policy has an aggregate limit of liability of $3,000, all of which is available for this claim. In February 2002, the Court sustained the demurrer of the Individual Defendants to all causes of action pleaded against them. A final judgment dismissing all claims against the Individual Defendants was entered on March 27, 2002. On May 23, 2002, the plaintiff filed and served a Notice of Appeal against the Individual Defendants. On June 5, 2002, the trial judge in the underlying action against the Company issued an Order which stays further action in the case until the appeal is completed.

            The Company is involved in certain other legal proceedings and claims which arise in the ordinary course of its business. Management believes that the amount of ultimate liability with respect to these matters should not materially affect the Company's operations and/or financial position.

9.    Restructuring of Retail Paint and Body Business

            In February 2001, the Board of Directors approved a plan to restructure and reorganize the Company's retail paint and body business. The plan will be implemented over the three years ending April 30, 2004, primarily as lease obligations expire, and will result in the closing of at least 40 retail shops located in primarily single-shop areas and in markets where seasonal weather adversely impacts operating results. The restructuring should result in a leaner infrastructure and allow the Company to concentrate its efforts in those geographic areas where it historically has been profitable.

            During the year ended April 30, 2001, the Company recorded restructuring charges totaling $645 for the planned closure of 25 retail shops during the year ended April 30, 2002, including estimated exit costs (shop closure costs and early termination of leases) totaling $288. During the year ended April 30, 2002, $131 of these exit costs were utilized and $134 were reversed to the benefit of operating results, leaving $23 remaining at April 30, 2002. Net sales generated by these 25 retail shops were $3,030, $6,284 and $6,724 for Fiscal 2002, 2001 and 2000, with net operating income (loss) of $(7), $23 and $360, respectively.

            During the year ended April 30, 2002, the Company recorded restructuring charges totaling $143 for the planned closure of eight leased retail shops through April 30, 2003, including estimated exit costs of $70. The Company plans to also close four owned retail shops through April 30, 2003, which required no estimated exit costs to be recorded. Net sales generated by these 12 retail shops were $2,900, $3,119 and $3,379 for Fiscal 2002, 2001 and 2000, with net operating income (loss) of $(456), $58 and $220, respectively.

            Because of the reliance on estimates and potential changing conditions for the planned shop closures in each of the years ending April 30, 2003 and 2004, the Company believes that future charges to its results of operations are possible during the years in which the shops actually close.

10.    Issuance of Restricted Stock to Directors

            During the year ended April 30, 2002, the Company issued 9,000 shares of its capital stock to four of the outside members of the Board of Directors in lieu of a portion of their cash compensation for their service on the Board. The shares were issued from treasury stock held by the Company and are "restricted securities" as defined by the rules of the Securities and Exchange Commission. The aggregate fair market value of these shares at the date of issuance of $13 (or $1.60 per share) has been recorded as compensation expense and the excess of the Company's acquired cost over this fair market value, or $49, was charged directly to retained earnings.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders of Earl Scheib, Inc.

            We have audited the accompanying consolidated balance sheet of Earl Scheib, Inc. and subsidiaries as of April 30, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of April 30, 2001, and each of the two years in the period then ended, were audited by Arthur Andersen LLP whose report dated July 11, 2001 expressed an unqualified opinion on those statements.

            We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Earl Scheib, Inc. and subsidiaries at April 30, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/  ERNST & YOUNG LLP

Los Angeles, California
July 19, 2002

Earl Scheib, Inc.

Selected Financial Data
(Dollars in thousands, except per share data)

	Year Ended April 30,
	2002	2001	2000	1999	1998

Results of Operations
Net sales	$52,126	$55,061	$56,374	$55,013	$50,839
Net income (loss)	450	(4,774)	(2,079)	56	1,064
Per share:
Earnings (loss) — Basic	0.10	(1.10)	(0.48)	0.01	0.23
Earnings (loss) — Diluted	0.10	(1.10)	(0.48)	0.01	0.22
Cash dividends declared	—	—	—	—	—
Financial position
Property, plant and equipment, net	$12,272	$15,782	$19,530	$21,089	$19,375
Total assets	26,165	26,119	29,615	31,861	31,486
Long-term liabilities	4,771	4,843	4,898	5,314	3,584
Shareholders' equity	12,249	11,786	16,560	18,639	20,435

Number of retail shops at the end of the year	132	159	170	174	163

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

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(in thousands, except per share data)
For the Fiscal Year Ended April 30, 2002:
Revenues	$14,807	$13,743	$10,202	$13,374
Gross profit	4,241	3,025	1,171	2,953
Net income (loss)	1,609	(97)	(778)	(284)
Basic earnings (loss) per share	0.37	(0.02)	(0.18)	(0.07)
Diluted earnings (loss) per share	0.37	(0.02)	(0.18)	(0.07)
For the Fiscal Year Ended April 30, 2001:
Revenues	$15,536	$14,788	$10,359	$14,378
Gross profit	4,352	3,473	982	3,364
Net income (loss)	606	(317)	(2,316)	(2,747)
Basic earnings (loss) per share	0.14	(0.07)	(0.53)	(0.63)
Diluted earnings (loss) per share	0.14	(0.07)	(0.53)	(0.63)

(Notes to selected quarterly financial data)

            The variation in net income and loss per share between the fourth quarter of Fiscal 2002 and the fourth quarter of Fiscal 2001 is primarily due to the difference in the provision for impairment of fixed assets and the restructuring charges recorded in both periods. The amount recorded for these items totaled $173 in the fourth quarter of Fiscal 2002 and $1,887 in the fourth quarter of Fiscal 2001.

Earl Scheib, Inc.

Market Information

Earl Scheib, Inc. is listed and traded on the America Stock Exchange under the ticker symbol "ESH". As of April 30, 2002, there were 238 shareholders of record of the Company's stock according to records maintained by the Company's transfer agent. The approximate number of beneficial shareholders was 900. The high and low sales prices of the stock for each of the quarters of Fiscal 2002 and Fiscal 2001 are as follows:

	2002				2001
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.

High	$3.00	$2.78	$2.15	$3.25	$4.25	$3.50	$3.38	$3.00
Low	2.10	1.25	1.40	1.85	2.75	2.69	2.00	1.90

No dividends were paid in either Fiscal 2002 or Fiscal 2001.

QuickLinks

Earl Scheib, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations
Earl Scheib, Inc. and Subsidiaries Consolidated Statements of Operations (Dollars in thousands, except per share data)
Consolidated Statements of Shareholders' Equity (Dollars in thousands, except share data)
Earl Scheib, Inc. and Subsidiaries Consolidated Balance Sheets (Dollars in thousands)
Earl Scheib, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Dollars in thousands)
Deferred Management Compensation
401(k) Plan
Report of Ernst & Young LLP, Independent Auditors
Earl Scheib, Inc. Selected Financial Data (Dollars in thousands, except per share data)
Selected Quarterly Financial Data (Unaudited)
Earl Scheib, Inc.
Market Information