Form 10-K, Exhibit 13
period 2002-04-30
SCHEIB EARL INC
filed 2002-07-26
CIK 87196

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.1

The following report of Arthur Andersen LLP ("Andersen") is a copy of the original report dated July 11, 2001, rendered on the prior years' financial statements. The SEC has recently provided regulatory relief designed to allow public companies to dispense with the requirement that they file a consent of Andersen in certain circumstances. After reasonable efforts, we have not been able to obtain a re-issued report or consent from Andersen.

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

/s/ ARTHUR ANDERSEN LLP

Los Angeles, California
July 11, 2001

QuickLinks

EXHIBIT 13.1
Report of Independent Public Accountants